2022 Annual Report





NASDAQ OPENING BELL





REGULATED ANNUAL REVENUE GROWTH
$ Millions

43.7%
Increase Over 2017



ANNUAL WATER CONSUMPTION
Billions of Gallons

3.5B
Gallons of Water Consumed

~52.2%
Increase Over 2017



ACQUISITIONS SINCE 2017
Cumulative

7,850+
Connections Added

~51.5
Square Miles of Service Area



ACTIVE CONNECTIONS GROWTH

56,270
Active Service Connections
December 31, 2022





March 14, 2023

Dear Fellow Shareholders,

2022 was a great year of progress across the board for Global Water Resources. This was demonstrated by our strong safety and compliance record, successful rate case and business development initiatives, and top-line growth generating increased profitability.

Our regulated revenues increased 8.6% to $44.7 million in 2022 driving net income up 53% to $5.5 million or $0.24 per share. Helping to drive this growth was a 4.4% increase in active customer connections totaling 56,270 by year end.

We also continued to focus on our important role as stewards of our precious water resources, increasing our production of recycled water by 6.9% to 1.26 billion gallons for the year. Our extensive 'purple pipe' program facilitates the use of recycled wastewater for use in public common areas, thereby saving valuable drinking water.

Our increasing use of automated real-time meter reading for some of our newly acquired facilities also helps preserve water resources, with this building upon our nearly 15 years of experience implementing advanced metering infrastructure technology.

Our special rate design, which is supported and approved by the Arizona Corporation Commission (ACC), also incentivizes customers to conserve water on a daily basis.

In July of last year, we received approval from the ACC to establish new water, wastewater and recycled water rates for 96% of our active service connections. In August, we began the process of phasing in the new rates over the next two years, which we expect to generate an annualized revenue increase of about $2.2 million. The ACC also approved the consolidation of rates for several of our utilities. In our view, rate consolidation benefits both the customers and the utility in ensuring we can provide the necessary service improvements while also managing related rate implications.

In addition, the ACC approved acquisition premiums related to our acquisition of our Red Rock and Turner Ranches utilities. This increased the rate base for these utilities and resulted in an increase in the annual revenue requirement.

We applaud the ACC's approval of our acquisition premiums as a critical step toward addressing the numerous challenges in our industry and it supports our mission of acquiring utilities that require upgrades and improvements in customer service.

In early 2022, we continued to expand our regional footprint with two small water utility 'tuck-in' acquisitions. We anticipate that the completed integration of these utilities under our professional utility management will ensure safe, reliable, smart water management practices for the benefit of all stakeholders.

In addition to acquisitions, we expanded our service areas during the last year by processing new Certificates of Convenience and Necessity through the ACC. This was at the request of numerous landowners wanting to be served by our regional, integrated utilities. Altogether, our total service area increased by 21 square miles in 2022.

We are looking forward to establishing new utility systems and working with P&G to provide water, wastewater and recycled water services for their new manufacturing facility at Inland Port Arizona.

The new plant would be another major anchor for the industrial mega-site along with the new Nikola manufacturing plant that began production last year. These major projects demonstrate how Inland Port Arizona offers tremendous opportunities to companies looking to locate to the Phoenix area.

In addition to job growth and associated residential expansion, we believe such large new facilities will enable a more efficient deployment of infrastructure and integrated utility operations, with this helping to provide safe, reliable and sustainable utility solutions for the entire region.

In the new year, our primary mission continues to be the sustainable growth of our core service areas and aggregation of water and wastewater utilities, so that our customers and the communities we serve may realize the benefits of consolidation, regionalization, and proactive environmental stewardship.

Last month, we welcomed Farmers Water to our growing family of utility companies. As our largest acquisition since going public on Nasdaq in 2016, we see significant opportunity to make key capital improvements. This includes deploying an advanced metering infrastructure similar to the system we implemented for Las Quintas Serenas late last year.

We continue to evaluate a number of additional acquisition and expansion opportunities in Arizona's Sun Corridor, including the growth areas around metropolitan Phoenix and Tucson.

While our service areas have begun to see a slowdown in new housing starts due to higher interest rates, we are experiencing notable growth related to multi-family, large scale commercial, recreational, and industrial projects driven by significant population and job growth. We remain well positioned within the path of this population and job growth in and around metro-Phoenix and Tucson. We expect these regionally planned service areas to ultimately create hundreds of thousands of new service connections.

We also anticipate future growth through the expansion of our existing service areas. We anticipate that the integration of newly constructed and acquired facilities and implementation of our Total Water Management (TWM) will result in efficiency improvements, greater automation, and higher quality customer service. Additional benefits for acquired facilities include access to our greater financial resources and economies of scale.

As a result of our TWM, we anticipate that both the utilities and the communities we serve will realize numerous benefits, as well as support our continued revenue growth and profitability in the years to come.

Your support is highly appreciated as we work towards resolving challenges related to utility, water resources, and economic development in Arizona. I would like to also thank our exceptionally talented team for their dedication and efforts that made 2022 the best year yet for Global Water.

Sincerely,

Ron L. Fleming
Chairman, President & CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-37756

Global Water Resources, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	90-0632193
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

21410 N. 19th Avenue #220

Phoenix, Arizona	85027
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (480) 360-7775

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, par value $0.01 per share	GWRS	The NASDAQ Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

The aggregate market value of the common stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter (June 30, 2022) was $142.0 million based upon the closing sale price of the registrant's common stock as reported on the NASDAQ Global Market. As of March 8, 2023, the registrant had 23,871,046 shares of common stock, $0.01 par value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this report, to the extent not set forth herein, is incorporated herein by reference to the registrant's definitive proxy statement relating to the 2023 annual meeting of stockholders to be filed with the Securities and Exchange Commission not later than 120 days after the end of the registrant's fiscal year ended December 31, 2022.

TABLE OF CONTENTS

PART I.

Item 1.	Business	5
Item 1A.	Risk Factors	19
Item 1B.	Unresolved Staff Comments	36
Item 2.	Properties	37
Item 3.	Legal Proceedings	37
Item 4.	Mine Safety Disclosures	37

PART II.

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities	38
Item 6.	[Reserved]	40
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	41
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	54
Item 8.	Financial Statements and Supplementary Data	55
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	83
Item 9A.	Controls and Procedures	83
Item 9B.	Other Information	83
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	83

PART III.

Item 10.	Directors, Executive Officers of the Registrant and Corporate Governance	84
Item 11.	Executive Compensation	84
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	84
Item 13.	Certain Relationships and Related Transactions and Director Independence	84
Item 14.	Principal Accountant Fees and Services	84

PART IV.

Item 15.	Exhibits and Financial Statement Schedules	84
	Exhibit Index	85
Item 16.	Form 10-K Summary	88
	Signatures	89

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTOR SUMMARY

Certain statements in this Annual Report on Form 10-K of Global Water Resources, Inc. (the "Company", "GWRI", "we", or "us"), including all documents incorporated by reference, are forward-looking in nature and may constitute "forward-looking information" within the meaning of applicable securities laws. Often, but not always, forward-looking statements can be identified by the words "believes", "anticipates", "plans", "expects", "intends", "projects", "estimates", "objective", "goal", "focus", "aim", "should", "could", "may", and similar expressions.

These forward-looking statements include, but are not limited to, statements about our strategies; expectations about future business plans, prospective performance, growth, and opportunities; future financial performance; regulatory and Arizona Corporation Commission ("ACC") proceedings and approvals, such as the anticipated benefits resulting from Rate Decision No. 78644, including our expected collective revenue increase due to new water and wastewater rates and benefits from consolidation of rates; our Private Letter Ruling request in connection with our recent rate case and possible further action that may be taken by the ACC following such request; acquisition plans and our ability to complete additional acquisitions; population and growth projections; technologies, including expected benefits from implementing such technologies; revenues; metrics; operating expenses; trends relating to our industry, market, population growth, and housing permits; the adequacy of our water supply to service our current demand and growth for the foreseeable future; liquidity; plans and expectations for capital expenditures; cash flows and uses of cash; dividends; depreciation and amortization; tax payments; our ability to repay indebtedness and invest in initiatives; impact and resolutions of legal matters; the impact of tax changes; the impact of accounting changes and other pronouncements; the anticipated impacts from the novel coronavirus ("COVID-19") pandemic on the Company, including to our business operations, results of operations, cash flows, and financial position; and our future responses to the COVID-19 pandemic.

Forward-looking statements should not be read as a guarantee of future performance or results. They are based on numerous assumptions that we believe are reasonable, but they are open to a wide range of uncertainties and business risks. Consequently, actual results may vary materially from what is contained in a forward looking statement. Investors are cautioned not to place undue reliance on forward-looking information. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including risks related to legal, regulatory, and legislative matters; risks related to our business and operations; risks related to market and financial matters; risk related to technology; risks related to the ownership of our common stock; and certain general risks, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. These risks include, but are not limited to, the following principal risks:

- we are subject to regulation by the ACC and our financial condition depends upon our ability to recover costs in a timely manner from customers through regulated rates;
- new or stricter regulatory standards or other governmental actions could increase our regulatory compliance and operating costs, require us to alter our existing treatment facilities, and/or cause us to build additional facilities;
- our ability to expand into new service areas and to expand current water and wastewater service depends on approval from regulatory agencies;
- changes to environmental and other regulation may require us to alter our existing treatment facilities or build additional facilities;
- our water and wastewater systems are subject to condemnation by governmental authorities;
- inadequate water and wastewater supplies could have a material adverse effect upon our ability to achieve the customer growth necessary to increase our revenues;
- there is no guaranteed source of water;
- our utilities business is subject to seasonal fluctuations and other weather-related conditions;
- future acquisitions may not achieve sufficient profitability relative to expenses and investment;
- the novel coronavirus global pandemic could adversely affect our business operations, cash flows and financial position to an extent that is difficult to predict;
- our operations of regulated utilities are currently located exclusively in the state of Arizona and concentrated heavily within a single municipality;
- we may have difficulty accomplishing our growth strategy within and outside of our current service areas;
- service interruptions, including due to any disruption or problem at our facilities could increase our expenses;
- we may have difficulty accomplishing our growth strategy within and outside of our current service areas;
- any failure of our network of treatment facilities, water and wastewater pipes and water reservoirs could result in losses and damages;
- contamination of the water supplied by us may result in disruption in our services, loss of credibility, lower demand for our services, and potential liability;

- the COVID-19 global pandemic could adversely affect our business operations, cash flows and financial position to an extent that is difficult to predict;
- our operations of regulated utilities are currently located exclusively in the state of Arizona and concentrated heavily within a single municipality;
- our utilities business is subject to seasonal fluctuations and other weather-related conditions;
- our growth depends significantly on increased residential and commercial development in our service areas;
- our information technology systems may be subject to cyberattacks and may be vulnerable to unauthorized external or internal access due to hacking, ransomware, viruses, or other breaches; and
- the concentration of our stock ownership with our officers, directors, certain stockholders and their affiliates will limit our stockholders' ability to influence corporate matters.

These and other factors are discussed in the risk factors described in Part I, Item 1A "Risk Factors" of this report, which readers should review carefully before placing any reliance on our financial statements or disclosures. Additionally, there may be other risks described from time to time in the reports that we file with the Securities and Exchange Commission (the "SEC"). Any forward-looking statement speaks only as of the date of this report. Except as required by law, we undertake no obligation to publicly release the results of any revision to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

ITEM 1.   BUSINESS

Overview

GWRI is a water resource management company that owns, operates, and manages twenty-nine water, wastewater, and recycled water systems in strategically located communities, principally in metropolitan Phoenix and Tucson, Arizona. The Company seeks to deploy an integrated approach, referred to as "Total Water Management." Total Water Management is a comprehensive approach to water utility management that reduces demand on scarce non-renewable water sources and costly renewable water supplies, in a manner that ensures sustainability and greatly benefits communities both environmentally and economically. This approach employs a series of principles and practices that can be tailored to each community:

- Reuse of recycled water, either directly or to non-potable uses, through aquifer recharge, or possibly direct potable reuse in the future;

- Regional planning;

- Use of advanced technology and data;

- Employing respected subject matter experts and retaining thought and application leaders;

- Leading outreach and educational initiatives to ensure all stakeholders including customers, development partners, regulators, and utility staff are knowledgeable on the principles and practices of our Total Water Management approach; and

- Establishing partnerships with communities, developers, and industry stakeholders to gain support of our Total Water Management principles and practices.

Serving more than 74,000 people in approximately 29,000 homes within our 397 square miles of certificated service areas as of December 31, 2022, GWRI provides water and wastewater utility services under the regulatory authority of the ACC. Approximately 91.0% of the active service connections are customers of Global Water - Santa Cruz Water Company, Inc. ("Santa Cruz") and Global Water - Palo Verde Utilities Company, Inc. ("Palo Verde") utilities, which are located within a single service area.

U.S. Water Industry Overview

U.S. Water Industry Areas of Business

The U.S. water industry has two main areas of business:

- *Utility Services to Customers.* This business includes water and wastewater utilities, which are owned and operated by governmental subdivisions or investors in the private sector. Investor-owned water and wastewater utilities are generally economically regulated, including rate regulation, by public utility commissions in the states in which they operate. The utility segment is characterized by high barriers to entry, including high capital spending requirements.

- *General Water Products and Services.* This business includes manufacturing, engineering and consulting companies, and numerous other fee-for-service businesses. The activities of these businesses include the building, financing, and operating of water and wastewater utilities, utility repair services, contract operations, laboratory services, manufacturing and distribution of infrastructure and technology components, and other specialized services. At present, the Company does not perform any unregulated services.

Key Characteristics of the U.S. Water Industry

In the U.S., the water industry is characterized by:

- *Significant Constraints on the Availability of Fresh Water.* In Arizona, the Arizona Department of Water Resources ("ADWR") estimates that annual water usage is 7 million acre-feet per year. Arizona has the right to use 2.8 million acre-feet from the Colorado River and approximately half of that can be delivered through the Central Arizona Project, a 336-mile long system of aqueducts, tunnels, pumping plants, and pipelines from the Colorado River to central Arizona. The Colorado River is shared by seven U.S. States and Mexico and is presently over-allocated, which means that more surface water right allocations have been issued than the actual average annual flow, with allocations being determined based on data from a period during which flows were significantly higher than in recent years. The Central Arizona Project is the only means of transporting Colorado River water into central Arizona. Approximately 41% of the water used in Arizona comes from groundwater. Water in the western U.S. is being pumped from groundwater sources faster than it is replenished naturally, a condition known as overdraft. In areas of water scarcity, such as the arid western U.S., water recycling represents a relatively simple, inexpensive, and energy-efficient means of augmenting water supply as compared to transporting surface water, groundwater, or desalinated water from other locations. Approximately 70% of the water provided for municipal use is currently utilized for non-potable applications where recycled water could potentially be utilized.

- *Lack of Technology Utilization to Increase Operating Efficiencies and Decrease Operating Costs.* The U.S. water industry has traditionally not taken advantage of advances in technology available to enhance revenue, increase operating efficiencies, and decrease operating costs (including labor and energy costs). Areas of opportunity include automated meter reading, systems management, and administrative functions, such as customer billing and remittance systems. Key drivers for the lack of investment in technology in water and wastewater utilities have been the historical lack of incentives offered or standards imposed by regulators to achieve efficiencies and lower costs and the ownership of the U.S. water utility sector, which largely consists of small, undercapitalized, municipally-owned utilities that lack the financial and technical resources to pursue technology opportunities.

- *Highly Fragmented Ownership.* The utility segment of the U.S. water industry is highly fragmented, with approximately 50,000 water utilities and approximately 16,000 community wastewater utilities, according to the U.S. Environmental Protection Agency ("EPA"). The majority of the approximately 50,000 water utilities are serving a population of 5,000 or less, and 85% of the water utilities serve only 10% of the population.

- *Large Public Sector Ownership.* Municipally-owned utilities provide water and wastewater services for the vast majority of the U.S. population. For homes connected to a community water system, approximately 80% are provided service by municipally-owned utilities.

- *Aging Infrastructure in Need of Significant Capital Expenditures.* Water infrastructure in the U.S. is aging and requires significant investment and stringent focus on cost control to upgrade or replace aging facilities and to provide service to growing populations. Throughout the U.S., utilities are required to make expenditures on the rehabilitation of existing utilities and on the installation of new infrastructure to accommodate growth and make improvements to water quality and wastewater discharges mandated by stricter water quality standards. Water quality standards, first introduced with the Clean Water Act in 1972 and the Safe Drinking Water Act in 1974, are becoming increasingly stringent and numerous. For water, the American Water Works Association estimates investment needs for buried drinking water infrastructure will total more than $1 trillion over the next 25 years. The American Society of Civil Engineers estimates capital investment needs to update and grow the nation's drinking water and wastewater systems is expected to increase to $434 billion by 2029.

Private Sector Opportunities

Municipal water utilities typically fund their capital expenditure needs through user-based water and wastewater rates, municipal taxes, or the issuance of bonds. However, raising large amounts of funds required for capital investment is often challenging for municipal water utilities, which affects their ability to fund capital spending. Many smaller utilities also do not have the in-house technical and engineering resources to manage significant infrastructure or technology-related investments. In order to meet their capital spending challenges and take advantage of technology-related operating efficiencies, many municipalities are examining a combination of outsourcing and partnerships with the private sector or outright privatizations.

- Outsourcing involves municipally-owned utilities contracting with private sector service providers to provide services, such as meter reading, billing, maintenance, or asset management services.

- Public-private partnerships among government, operating companies, and private investors include arrangements, such as design, build, and operate contracts; build, own, operate, and transfer contracts; and own, leaseback, and operate contracts.

- Privatization involves a transfer of responsibility for, and ownership of, the utility from the municipality to private investors.

We believe investor-owned utilities that have greater access to capital are generally more capable of making mandated and other necessary infrastructure upgrades to both water and wastewater utilities, addressing increasingly stringent environmental and human health standards, and navigating a wide variety of regulatory processes. In addition, investor-owned utilities that achieve larger scales are able to spread overhead expenses over a larger customer base, thereby reducing the costs to serve each customer. Since many administrative and support activities can be efficiently centralized to gain economies of scale and sharing of best practices, companies that participate in industry consolidation have the potential to improve operating efficiencies, lower costs, and improve service at the same time.

Our Strategy

We are a water resource management company that provides water, wastewater, and recycled water utility services. We believe we are a leader in Total Water Management practices, such as water scarcity management and advanced water recycling applications. Our long-term goal is to become one of the largest investor-owned operators of integrated water and wastewater utilities in areas of the arid western U.S. where water scarcity management is necessary for long-term economic sustainability and growth.

Our growth strategy involves the elements listed below:

- acquiring or forming utilities in the path of prospective population growth;

- expanding our service areas geographically and organically growing our customer base within those areas; and

- deploying our Total Water Management approach into these utilities and service areas.

We believe this plan can be executed in our current service areas and in other geographic areas where water scarcity management is necessary to support long-term growth and in which regulatory authorities recognize the need for water conservation through water recycling.

Total Water Management is a demand-side-management framework (in that it is a solution intended to drive down demand for water supplies versus developing new water supplies) that alleviates the pressures of water scarcity in communities where growth is reasonably expected to outpace potable water supply. Built on an all-encompassing view of the water cycle, Total Water Management promotes sustainable community development through reduced potable water consumption while monetizing the value of water through each stage of delivery, collection, and reuse.

Our business model applies Total Water Management in high growth communities. Components of our Total Water Management approach include:

- Regional planning to reduce overall design and implementation costs, leveraging the benefits of replicable designs, gaining the benefits of economies of scale, and enhancing the Company's position as a primary water and wastewater service provider in the region.

  - For example, the Company has secured four separate area-wide Clean Water Act Section 208 Regional Water Quality Management Plans in its major planning areas, covering more than 500 square miles of land. To obtain these plans, a provider must develop, amongst other things, a regional wastewater solution, including plans for engineering, infrastructure location and size, and goals for the management of treated reclaimed water, which the Company successfully demonstrated in obtaining its plans.

- Stretching a limited resource by maximizing the use of recycled water, using renewable surface water where available and recharging aquifers with any available excess water.

  - For example, the Company's water recycling model has been fully implemented in the City of Maricopa. The Company is the water, wastewater, and recycled water provider for the City of Maricopa, which currently has a population of approximately 64,000. A community of this size produces an approximate annual average of 3.45 million gallons of wastewater per day. Because the Company requires developers to take back and utilize recycled water within their communities and invest in "purple pipe" recycled water infrastructure during the initial development of subdivisions, the Company is now able to distribute the majority of its recycled water back to the community for beneficial purposes. Approximately 61% of the recycled water goes towards common area non-potable irrigation and for use at a local farm, which allows for the recycled water to naturally recharge into the aquifer. This reduces the total amount of limited ground or surface water that would otherwise be required within the community by almost 30%. To date, the Company has reused approximately 10.7 billion gallons of recycled water in the City of Maricopa.

- Integrating and standardizing water, wastewater, and recycled water infrastructure delivery systems using a separate distribution system of purple pipes to conserve water resources, reduce energy, treatment, and consumable costs (e.g., chemicals, filter media, other general materials, and supplies), provide operational efficiencies, and align the otherwise disparate objectives of water sales and conservation.

    ◦ In addition to the previous example, which related to the requirements for recycled water usage, the separate distribution system of purple pipes, and water conservation achievements, the Company believes that its model results in additional benefits from an economic perspective due to lower use of power and consumables. For every gallon of recycled water that is directly reused while already on land surface, the need to pump additional scarce groundwater and surface water is eliminated. Such additional groundwater and surface water would otherwise need to be treated and distributed in accordance with the Safe Drinking Water Act, which is costly and requires significant energy.

- Gaining market and regulatory acceptance of broad utilization of recycled water through agreements with developers, strategic relationships with governments, academic research, and publication as industry experts, coupled with public education and community outreach campaigns.

    ◦ For example, the Company has public-private partnerships formally adopted through memorandums of understanding with the City of Maricopa, City of Casa Grande, City of Coolidge and Town of Sahuarita. Each memorandum of understanding reflects the Company's intent to deploy Total Water Management. The Company also has 154 infrastructure coordination and financing agreements with landowners or developer entities that include requirements for usage of recycled water and other attributes that support the Company's Total Water Management model. As discussed above, the Company's integrated provider model, which is focused on the maximum use of recycled water, underpins its Clean Water Act Section 208 Regional Water Quality Management Plans and Designations of Assured Water Supply. In addition, the Company has won numerous awards for education, outreach, and conservation in the water industry.

- Incorporating automated processes, such as supervisory control and data acquisition, automated meter reading, and back-office technologies and "green" billing, which reduce operating costs, improve system availability and reliability, and improve customer satisfaction.

    ◦ *Supervisory Control and Data Acquisition.* The Company employs supervisory control and data acquisition in most of its utility systems, which provides continuous monitoring, instantaneous alarming, and historical trending on all key operating assets, including instrumentation and dynamic components (e.g., pumps, motor-controlled valves, treatment systems, etc.). This data is reported back to the appropriate operations personnel through a standard industry software. The benefits of this system include the significantly enhanced ability to: achieve compliance and safety mandates; reduce service outages; troubleshoot systems; provide for remote operations; and allow for proactive maintenance and lower costs related to efficient real-time operations.

    ◦ *Automated Meter Reading.* The Company has implemented automated meter reading for 99% of its active customers with a substantial proportion of its remaining customers in the process of or being, or planned to be, upgraded with such functionality. Currently, all meters in our Maricopa service areas allow for automated meter reading. This technology reads each meter numerous times per day (often hourly) and continuously transmits the meter readings back to a centralized data base through a communications tower and cellular transmission units. The data is then presented to the utility, and is made available to customers, through a simple user interface. Reading meters at this frequency provides many benefits to both the utility and the customer. With this data, we can better model demand usage, identify system water loss, identify leaks on the customer side of the meter, monitor for abnormal usage, and present interval, hourly, daily, weekly, or monthly usage back to the customers.

- *Back-Office Technologies and Paperless Billing.* The Company employs a series of technologies that allow for the automation of the billing and remittance process. The Company also provides its customers with over seven ways to pay, with the majority of options being integrated with the Company's back-office technologies. In combination with automated meter reading, this suite of technology has minimized the use of human labor and reduced the potential for human error for the entire billing and remittance process, while providing better customer service.

We believe our Total Water Management-based business model provides us with a significant competitive advantage in high growth, water scarce regions. Based on our experience and discussions with developers, we believe developers prefer our approach because it provides a bundled solution to infrastructure provision and improves housing density in areas of scarce water resources. Developers are also focusing on increased consumer and regulatory demands for environmentally friendly or "green" housing alternatives. Communities prefer the approach because it provides a partnering platform which promotes economic development, reduces their traditional dependence on bond financing and ensures long term water sustainability.

Our competitive advantage facilitates the execution of our growth strategy. We believe our proven conservation methods lead to successful permitting for more connections in expanded and new service areas.

A key component of our water utility business is the use of recycled water. Recycled water is highly treated and purified wastewater that is distributed through a separate distribution system of purple pipes for a variety of beneficial, non-potable uses. Recycled water can be delivered for all common area irrigation needs, as well as delivered direct to homes where it can be used for outdoor residential irrigation. Our Total Water Management model, an integrated approach to the use of potable and non-potable water to manage the entire water cycle, both conserves water and maximizes its total economic value. The application of the Total Water Management model has proven to be effective as a means of water scarcity management that promotes sustainable communities and helps achieve greater dwelling unit density in areas where the availability of sustainable water can be a key constraint on development. Our implementation of the Total Water Management philosophy in Arizona has led to the development of relationships with key regulatory bodies.

Our Regulated Utilities

We own and operate regulated water, wastewater, and recycled water utilities in communities principally located in metropolitan Phoenix and Tucson. Our utilities are regulated by the ACC, as described further under "—Regulation—Arizona Regulatory Agencies" below. As of December 31, 2022, our utilities collectively had 56,270 active service connections offering predictable rate-regulated cash flows. Revenues from our regulated utilities accounted for approximately 100.0% of total revenues in 2022. Our utilities currently possess the high-level regional permits that allow us to implement our business model; thus, we believe we are well-positioned for organic growth in our current service areas that are generally located in Arizona's population growth corridors: Maricopa County, Pinal County and Pima County.

A summary description of our utilities at December 31, 2022 is set forth in the following table and described in more detail below:

Utility	Date of Acquisition (A) or Formation (F)	Service Provided	Square Miles of Service Area (1)(2)	Active Service Connections (2)	Average Monthly Rate Per Service Connection
PINAL COUNTY					
Global Water - Santa Cruz Water Company, Inc.	2004 (A)	Water	99	26,737	$ 56
Global Water - Palo Verde Utilities Company, Inc.	2004 (A)	Wastewater and Recycled Water	124	26,415	73
MARICOPA COUNTY					
Global Water - Hassayampa Utilities Company, Inc.	2005 (F)	Wastewater and Recycled Water	43	—	—
Global Water - Belmont Water Company, Inc.	2006 (A)	Water	111	580	83
Global Water - Turner Ranches Irrigation, Inc.	2018 (A)	Water	7	962	77
PIMA COUNTY					
Global Water - Francesca Water Company, Inc.	2020 (A)	Water	0.4	121	56
Global Water - Mirabell Water Company, Inc.	2020 (A)	Water	0.4	61	74
Global Water - Lyn Lee Water Company, Inc.	2020 (A)	Water	1	39	40
Global Water - Tortolita Water Company, Inc.	2020 (A)	Water	0.1	23	57
Global Water - Las Quintas Serenas Water Company, Inc.	2021 (A)	Water	2.5	1,252	50
Global Water - Rincon Water Company, Inc.	2022 (A)	Water	9	80	67
Total			**397**	**56,270**	

(1) Certified areas may overlap in whole or in part for separate utilities.

(2) In February 2023 the Company completed the acquisition of Farmers Water Co., an operator of a water utility with service area in Sahuarita, Arizona and in unincorporated Pima County, Arizona. The acquisition added approximately 3,300 active water connections and 21.5 square miles of service area. Refer to Note 16 - "Subsequent Events" of the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this report for additional details.

Pinal County

The City of Maricopa is located in Pinal County approximately 12 miles south of Phoenix. The relative proximity to a significant urban center, coupled with relatively abundant and inexpensive land, were the key drivers of the real estate boom experienced by this community. While growth has slowed nationally over the past five years, the City of Maricopa continues to grow, as demonstrated by our addition of 12,692 active service connections, which represents 6.6% annualized growth from December 2017 to December 2022. Development in the area is still considered to be affordable with the median home value being $349,450 compared to $425,000 in the Phoenix Metro area.

We operate in this region through Global Water - Santa Cruz Water Company, Inc. ("Santa Cruz") and Global Water - Palo Verde Utilities Company, Inc. ("Palo Verde").

We acquired Santa Cruz and Palo Verde in 2004. Santa Cruz serves 26,737 active service connections as of December 31, 2022 and revenues from Santa Cruz represented approximately 40.0% and 39.5% of our total revenue for the years ended December 31, 2022 and 2021, respectively. In January 2022, Santa Cruz acquired Twin Hawks Utility, Inc., which added 18 new connections to Santa Cruz, at the time of acquisition. Palo Verde serves 26,415 active service connections as of December 31, 2022 and revenues from Palo Verde represented approximately 51.8% and 50.7% of our total revenue for the years ended December 31, 2022 and 2021, respectively.

The Santa Cruz and Palo Verde service areas include approximately 223 square miles, which we believe provide further opportunities for growth. Most of the Santa Cruz and Palo Verde infrastructure is less than nineteen years old. Santa Cruz and Palo Verde provide water and wastewater services, respectively, under an innovative public-private partnership memorandum of understanding with the City of Maricopa in Pinal County for approximately 278 square miles of its planning area. We signed a similar memorandum of understanding with the City of Casa Grande to partner in providing water, wastewater, and recycled water services to an approximate 100 square miles of its western region for anticipated growth.

Rate proceedings were completed in 2022 for both Santa Cruz and Palo Verde , which resulted, among other things, in consolidation of the following utilities into Santa Cruz:

- Global Water - Red Rock Utilities Company, Inc. (water services only)[1]

- Global Water - Picacho Cove Water (water services only)

In addition, the following utilities were consolidated into Palo Verde:

- Global Water - Red Rock Utilities Company, Inc. (wastewater and recycled water services only)

- Global Water - Picacho Cove Utilities Company, Inc. (wastewater services only)

For additional information related to the rate case, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Rate Case Activity", included in Part II, Item 7 of this report and Note 2 – "Regulatory Decision and Related Accounting and Policy Changes" of the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this report.

Maricopa County

We operate in this region through Global Water - Belmont Water Company, Inc. ("Belmont"), Global Water - Hassayampa Utilities Company, Inc. ("Hassayampa"), and Global Water - Turner Ranches Irrigation, Inc. ("Turner").

As a result of the rate proceedings completed in 2022, Belmont was formed and consolidated the following utilities:

- Global Water - Greater Tonopah Water Company, Inc. ("Greater Tonopah")

- Global Water - Northern Scottsdale Water Company, Inc. ("Northern Scottsdale")

- Global Water - Eagletail Water Company, Inc. ("Eagletail")

The rate proceedings also resulted in the consolidated of Global Water - Balterra Utilities Company, Inc. into Hassayampa.

Belmont serves 580 active service connections as of December 31, 2022. The service areas include approximately 111 square miles and provides water services to Maricopa County west of the Hassayampa River and to two small subdivisions in northern Scottsdale. Within the Belmont service area, we have entered into agreements with developers to serve approximately 100,000 home sites plus commercial, schools, parks, and industrial developments at full build-out. The Belmont development is a mixed use, master planned community.

We formed Hassayampa in 2005. Hassayampa is a wastewater utility and has a CC&N for approximately 43 square miles in an area in western Maricopa County known as Tonopah. Hassayampa currently has no active service connections; however, its service area lies directly in the expected path of future growth in the far west valley of metropolitan Phoenix, which we believe should provide opportunities for growth once development commences in this area.

We acquired Turner in May 2018. Turner is a non-potable irrigation water utility located in Maricopa County, Arizona, with approximately seven square miles of service area. Turner served 962 residential irrigation customers as of December 31, 2022.

We formerly operated additional utilities in Maricopa County through Valencia Water Company, Inc. ("Valencia") and Water Utility of Greater Buckeye ("Greater Buckeye"). Valencia was consolidated with Greater Buckeye in 2008, and on July 14, 2015, we closed the stipulated condemnation to transfer the operations and assets of Valencia to the City of Buckeye. See Note 1 — "Description of Business, Basis of Presentation, Corporate Transactions, Significant Accounting Policies, and Recent Accounting Pronouncements — Corporate Transactions — Stipulated Condemnation of the

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[1] The Red Rock service area includes territories in both Pinal and Pima Counties, however, only the Pinal County service area was consolidated into Santa Cruz. At this time, the Pima County service area has no active service connections.

Operations and Assets of Valencia Water Company, Inc." of the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this report for additional information.

For additional information related to the rate case, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Rate Case Activity", included in Part II, Item 8 of this report and Note 2 — "Regulatory Decision and Related Accounting and Policy Changes" of the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this report.

Pima County

We operate in this region through Global Water - Mirabell Water Company, Inc. ("Mirabell"), Global Water - Francesca Water Company, Inc. ("Francesca"), Global Water - Tortolita Water Company, Inc. ("Tortolita"), Global Water - Lyn Lee Water Company, Inc. ("Lyn Lee"), Global Water - Las Quintas Serenas Water Company, Inc. ("Las Quintas Serenas"), and Global Water - Rincon Water Company, Inc. ("Rincon").

We acquired Mirabell in October 2020. Mirabell serves 61 active water connections as of December 31, 2022. Mirabell has a CC&N for 0.4 square miles located in the southwest area of Tucson, Arizona.

We acquired Francesca, Tortolita and Lyn Lee in November 2020. Francesca is located in the southwest area of Tucson, Arizona whereas Tortolita and Lyn Lee are located in Marana, Arizona. As of December 31, 2022, Francesca, Tortolita, and Lyn Lee serve 121, 23, and 39 active water connections, respectively.

We acquired Las Quintas Serenas in November 2021. Las Quintas Serenas serves 1,252 active water connections with approximately 2.5 square miles of service area located in Sahuarita, Arizona.

In January 2022, the Company acquired the assets of Rincon Water Company, Inc., a water utility serving Sahuarita, Arizona through 80 connections and approximately 9 square miles of service area.

Regulation

Our water and wastewater utility operations are subject to extensive regulation by U.S. federal, state, and local regulatory agencies that enforce environmental, health, and safety requirements, which affect all of our regulated subsidiaries. These requirements include the Safe Drinking Water Act, the Clean Water Act, and the regulations issued under these laws by the EPA. We are also subject to state environmental laws and regulations, such as Arizona's Aquifer Protection Program and other environmental laws and regulations enforced by the Arizona Department of Environmental Quality ("ADEQ"), and extensive regulation by the ACC, which regulates public utilities. The ACC also has broad administrative power and authority to set rates and charges, determine service areas and conditions of service, and authorize the issuance of securities as well as authority to establish uniform systems of accounts and approve the terms of contracts with both affiliates and customers.

We are also subject to various federal, state, and local laws and regulations governing the storage of hazardous materials, the management and disposal of hazardous and solid wastes, discharges to air and water, the cleanup of contaminated sites, dam safety, fire protection services in the areas we serve, and other matters relating to the protection of the environment, health, and safety.

In addition to regulation by governmental entities, our operations may also be affected by civic or consumer advocacy groups. These organizations provide a voice for customers at local and national levels to communicate their service priorities and concerns. Although these organizations may lack regulatory or enforcement authority, they may be influential in achieving service quality and rate improvements for customers.

We maintain a comprehensive environmental program which addresses, among other things, responsible business practices and compliance with environmental laws and regulations, including the use and conservation of natural resources. Water samples across our water system are analyzed on a regular basis in material compliance with regulatory requirements. Water quality tests are conducted at subcontracted laboratory facilities in addition to providing continuous online instrumentation for monitoring parameters, such as turbidity and disinfectant residuals, and allowing for adjustments to chemical treatment based on changes in incoming water quality. For 2022, we achieved a compliance rate of 99.7% for meeting state and federal drinking water standards and 99.8% for compliance with wastewater requirements, for an overall compliance rating of 99.8%. Compliance with governmental regulations is of utmost importance to us, and considerable time and resources are spent ensuring compliance with all applicable federal, state, and local laws and regulations.

Safe Drinking Water Act

The federal Safe Drinking Water Act and regulations promulgated thereunder establish minimum national quality standards for drinking water. The EPA has issued rules governing the levels of numerous naturally occurring and man-made chemical and microbial contaminants and radionuclides allowable in drinking water and continues to propose new rules. These rules also prescribe testing requirements for detecting contaminants, the treatment systems that may be used for removing contaminants, and other requirements. Federal and state water quality requirements have become increasingly more stringent, including increased water testing requirements, to reflect public health concerns. In Arizona, the requirements of the Safe Drinking Water Act are incorporated by reference into the Arizona Administrative Code.

In order to remove or inactivate microbial organisms, the EPA has promulgated various rules to improve the disinfection and filtration of drinking water and to reduce consumers' exposure to disinfectants and by-products of the disinfection process.

Contaminants of emerging concern ("CECs") are chemicals and other substances that have no regulatory standard, but have been discovered in water or in the environment where they had not previously been detected, or were only present at insignificant levels. We believe CECs may form the basis for additional regulatory initiatives and requirements in the future. We rely on governmental agencies to establish regulatory standards regarding CECs and we meet or exceed these standards, when established.

Although it is difficult to project the ultimate costs of complying with the above or other pending or future requirements, we do not expect current requirements under the Safe Drinking Water Act to have a material impact on our operations or financial condition, although it is possible new methods of treating drinking water may be required if additional regulations become effective in the future. In addition, capital expenditures and operating costs to comply with environmental mandates traditionally have been recognized by state public utility commissions as appropriate for inclusion in establishing rates, although rate recovery may be delayed by "regulatory lag", that is, the delay between the utility's test year and the issuance of a rate order approving new rates.

Clean Water Act

The federal Clean Water Act regulates discharges of liquid effluents from drinking water and wastewater treatment facilities into waters of the U.S., including lakes, rivers, streams and subsurface, or sanitary sewers. In Arizona, with the exception of Clean Water Act Section 208 Regional Water Quality Management Plans, capacity management and operations and maintenance requirements, and source control requirements, wastewater operations are primarily regulated under the Aquifer Protection Permit program and the Arizona Pollutant Discharge Elimination System program.

The EPA certifies Clean Water Act Section 208 Regional Water Quality Management Plans and Amendments which govern the location of water reclamation facilities and wastewater treatment plants. The EPA's 40 C.F.R. Pt. 503 bio-solids requirements are reported to the EPA through the ADEQ. While we are not presently regulated to meet source control requirements, we maintain source control through various Codes of Practice that have been accepted by the ACC as enforceable limits on consumer discharges to sanitary sewer systems. We believe we maintain the necessary permits and approvals for the discharges from our water and wastewater facilities.

Arizona Regulatory Agencies

The ACC is the regulatory authority in Arizona with jurisdiction over water and wastewater utilities. The ACC has exclusive authority to approve rates, mandate accounting treatments, authorize long-term financing programs, evaluate significant capital expenditures and plant additions, examine and regulate transactions between a regulated subsidiary and its affiliated entities, and approve or disapprove some reorganizations, mergers, and acquisitions prior to their completion. Additionally, the ACC has statutory authority to oversee service quality and consumer complaints, and approve or disapprove expansion of service areas. The ACC is comprised of five elected members, each serving a four year term.

Companies that wish to provide water or wastewater service apply for a CC&N with the ACC, which, if granted, allows them to serve customers within a geographic area specified by a legal description of the property. In considering an application for a CC&N, the ACC will determine if the applicant is fit and proper to provide service within a specified area, whether the applicant has sufficient technical, managerial, and financial capabilities to provide the service, and if that service is necessary and in the public interest. Once a CC&N is granted, the utility falls under the ACC's jurisdiction and must abide by the rules and laws under which a public service corporation operates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Rate Case Activity," included in Part II, Item 7 of this report, for additional information regarding rate case activity involving the ACC.

Arizona water and wastewater utilities must also comply with state environmental regulation regarding drinking water and wastewater, including environmental regulations set by Councils of Government (such as the Central Arizona Governments and the Maricopa Association of Governments), the ADEQ, and the ADWR.

The Central Arizona Governments is the designated management authority for Section 208 of the Clean Water Act for Pinal and Gila Counties and administers the requirements of the Regional Water Quality Management Plans and Amendments at the local level. The Maricopa Association of Governments is the designated management authority for Section 208 of the Clean Water Act for Maricopa County and administers the requirements of the Regional Water Quality Management Plans and Amendments at the local level.

The ADEQ regulates water quality and permits water reclamation facilities, discharges of recycled water, re-use of recycled water, and recharge of recycled water. The ADEQ also regulates the clean closure requirements of facilities. The Maricopa County Environmental Services Department has delegated authority for overseeing ADEQ requirements in Maricopa County. The Pima County Department of Environmental Quality has delegated authority for overseeing ADEQ requirements in Pima County.

The ADWR regulates surface water extraction, groundwater withdrawal, designations and certificates of assured water supply, extinguishment of irrigation grandfathered water rights, groundwater savings facilities, recharge facilities, recharge permits, recovery well permits, storage accounts, and well construction, abandonment, or replacement.

Within each regulatory organization, we have invested in developing cooperative relationships at all levels, from staff to executives to elected and appointed officials, and have adopted a proactive attitude toward regulatory compliance.

Assured and Adequate Water Supply Regulations

We intend to seek access to renewable water supplies as we grow our water resource portfolio. However, we currently rely almost exclusively (and are likely to continue to rely) on the pumping of groundwater and the generation and delivery of recycled water for non-potable uses to meet future demands in our service areas. Aside from some rights to water through the Central Arizona Project, groundwater (and recycled water derived from groundwater) is the only water supply available to us.

Although we intend to rely on recycled water to help meet water demands in areas, the infrastructure, permits, and customer base necessary to generate and deliver recycled water are not necessarily in place in most of our service areas. In addition, although recycling can extend a limited supply, it does not actually generate a new supply of water. As such, although our proposed generation and delivery of recycled water is likely to help reduce the amount of groundwater that will be required to serve future customers, our ability to serve new customers will remain dependent on our ability to access groundwater. Groundwater is a limited resource in Arizona, and access to new uses of groundwater is closely regulated in the areas served by us. See "Risk Factors—Business and Operational Factors—Inadequate water and wastewater supplies could have a material adverse effect upon our ability to achieve the customer growth necessary to increase our revenues," included in Part I, Item 1A of this report, for additional information.

Nearly all of our service areas are located in "Active Management Areas" within which the use of groundwater is regulated by ADWR in order to manage ongoing problems with groundwater overdraft. Under Arizona's assured water supply laws and regulations, a new subdivision inside an Active Management Area must demonstrate that it has an "assured water supply" to the satisfaction of the ADWR before the developer is permitted to sell lots. Demonstration of an assured water supply requires, among other things, that an applicant demonstrate that water supplies will be physically, continuously, and legally available to satisfy the water needs of the proposed use for at least 100 years.

A developer may make an independent showing of an assured water supply resulting in a Certificate of Assured Water Supply ("CAWS") for a subdivision or may obtain a written commitment for service from a designated water provider, such as a privately owned water company or a municipal water supplier. Under the latter approach, the water provider must demonstrate satisfaction of assured water supply requirements for the developments within its service areas resulting in a Designation of Assured Water Supply ("DAWS") for the provider.

At present, we have obtained a DAWS in the Maricopa/Casa Grande service territory (Santa Cruz) for approximately 22,900 acre-feet of water use. A DAWS is subject to periodic review and renewal by the ADWR and can be increased as demand grows within the service territory, subject to the physical availability of existing water supplies and any additional supplies acquired for use within the DAWS.

Over time, we anticipate Santa Cruz will apply to increase the DAWS as sufficient increased demand is established in the area. Under our highly efficient Total Water Management model, we have achieved much lower per-unit potable water use rates than would be expected for average developments. In 2022, we used approximately 7,900 acre-feet of the annually available 22,914 acre-feet already permitted in the DAWS.

In our West Valley service territory (Greater Tonopah), we are seeking a DAWS in the future. In our other service areas, we rely upon a CAWS obtained by developers to demonstrate an assured water supply, or will apply for a DAWS in the future when required. There is no assurance that the ADWR would provide a new CAWS, DAWS or add any additional acre-feet to a DAWS in the future.

Outside of Arizona's Active Management Areas, the "adequate water supply" program requires a determination of whether there is an adequate water supply—similar to an assured water supply—but it does not necessarily foreclose development when the showing cannot be made. Unless the county government has voted to make the requirement mandatory, a development (outside of Active Management Areas) that cannot demonstrate access to an adequate water supply is generally required only to disclose this fact, although as a practical matter few developments have proceeded on this basis. In addition, whether a water provider to such a development has access to an adequate water supply is nevertheless relevant to its business.

Other Environmental, Health, and Safety (including Water Quality) Matters

Our operations also involve the use, storage, and disposal of hazardous substances and wastes. For example, our water and wastewater treatment facilities store and use chlorine and other chemicals and generate wastes that require proper handling and disposal under applicable environmental regulations. We could also incur remedial costs in connection with any environmental contamination relating to our operations or facilities, releases or our off-site disposal of wastes. Although we are not aware of any material cleanup or decontamination obligations, the discovery of contamination or the imposition of such obligations arising under relevant federal, state, and local laws and regulations in the future could result in additional costs. Our facilities and operations also are subject to requirements under the U.S. Occupational Safety and Health Act and similar laws in Arizona.

Our compliance with all of the environmental, health, and safety (including water quality) requirements described above may be subject to inspections and enforcement measures by federal, state, and local agencies.

Security

Due to security, vandalism, terrorism, and other risks, we take precautions to protect our employees and the water delivered to our customers. In 2002, federal legislation was enacted that resulted in new regulations concerning security of water facilities, including submitting vulnerability assessment studies to the federal government. We have complied with EPA regulations concerning vulnerability assessments and have made filings to the EPA as required. Vulnerability assessments are conducted regularly to evaluate the effectiveness of existing security controls and serve as the basis for further capital investment in security for the facility. Information security controls are deployed or integrated to prevent unauthorized access to company information systems, assure the continuity of business processes dependent upon automation, ensure the integrity of our data and support regulatory and legislative compliance requirements. In addition, communication plans have been developed as a component of our procedures. While we do not make public comments on the details of our security programs, we have been in contact with federal, state, and local law enforcement agencies to coordinate and improve the security of our water delivery systems and to safeguard our water supply.

Operations

We treat water to potable standards and also treat, clean, and recycle wastewater for a variety of non-potable uses. A description of these operations follows.

Sources of Water Supply

Our water supplies are primarily derived from groundwater; however, we currently augment these supplies with recycled water and intend to augment them with surface water and increased use of recycled water in the future.

- Potable Water. Our utilities presently employ groundwater systems for potable water production. Water is brought to the surface from underground aquifers (water levels vary from approximately 75 to 700 feet below land surface depending on the area), disinfected and stored in tanks for distribution to customers. In some instances, individual raw water supplies do not meet the legislative requirements for certain constituents. In those cases, we use well-head, centralized, point-of-use, or blending treatment systems to ensure water quality meets potable standards.

- Recycled Water. Recycled water is created by taking wastewater and applying advanced tertiary treatment (i.e., screening, biological reduction, and filtration and disinfection processes) to create a high quality, non-potable water source. Each step is monitored and controlled in order that the stringent requirements for recycled water are continuously met. Recycled water generated by us meets Arizona's Aquifer Water Quality Standards before it leaves the treatment facility and is recognized as Class A+, the highest quality of recycled water regulated by the ADEQ. Recycled water can be used for irrigation, facilities cooling, and industrial applications and in a residential setting for toilet flushing and lawn watering.

See "Risk Factors—Business and Operational Factors—There is no guaranteed source of water," included in Part I, Item 1A of this report, for additional information.

Technology

We use sophisticated technology as a principal means of improving our margins. We focus on technological innovations that allow us to deliver high-quality water and customer service with minimal potential for human error, delays, and inefficiencies. The comprehensive technology platform that we use includes supervisory control and data acquisition (SCADA), automated meter reading (AMR), and geographical information system (GIS) technologies, which we use to map and monitor our physical assets and water resources on an automated, real-time basis with fewer people than the standard water utility model requires. Our systems allow us to detect and resolve potential problems promptly, accurately, and efficiently before they become more serious, which both improves customer service and optimizes and extends the efficient performance and life of our assets. The comprehensive technology platform that we use includes automated meter reading technology, which allows us to read water meters remotely rather than physically, improves water resources accounting, allows for identification of high water usage and water theft from disconnected meters. We also use automated voice, internet billing, payment processing, and customer service applications that contribute to additional reduced headcount and a reduction in associated personnel costs.

Decentralized Treatment Facilities

We design and build standard, decentralized facilities that are scaled to the service areas they serve in order to achieve optimum efficiency in providing both water and wastewater services. The replication of our standard facility also improves design, construction, and operating efficiency because we are able to employ similar, proven processes and equipment and technologies at each of our facilities.

Although there has not traditionally been a significant economic incentive or other reward for automation and resource efficiency in our industry, we believe our use of automation in lieu of labor, together with our emphasis on streamlined operations and conservation, will position us well for continued profitable growth and allow us to take advantage of future incentives or rewards that may be available to water utilities that are able to successfully enhance the use of renewable resources.

Competition

As an owner and operator of regulated utilities, we do not face competition within our existing service areas because Arizona law provides the holder of a CC&N for water and wastewater service with an exclusive right to provide that service within the certificated area, as against other public service corporations. In addition, the high cost of constructing water and wastewater systems in an existing market creates a barrier to entry. We do, however, face competition from other water and wastewater utilities for new service areas and with respect to the acquisition of smaller utilities. We believe our principal competitors for new service areas and acquisitions in Arizona are EPCOR Water Arizona Inc., Arizona Water Company, Central States Water Resources, NW Natural Water Company, LLC, Ullico Inc. and Liberty Utilities. We believe competition for new service areas and acquisitions is based on relationships with municipalities and developers, experience in making acquisitions, the ability to finance and obtain regulatory approval, quality and breadth of products and services, the ability to integrate both water and wastewater services, and implement conservation practices throughout the service areas, price, speed, and ease of implementation.

If we seek to extend our services outside Arizona, we will face competition from other regional or national water utilities for these opportunities.

Although we believe we compete effectively in our regulated businesses, our competitors may have more resources and experience than we have and may therefore have a competitive advantage.

Segment Reporting

We currently operate in one geographic region within the State of Arizona, wherein each operating utility operates within the same regulatory environment, and is operated as one reportable segment. We do not have any customers that contribute more than 10% to our revenues or revenue streams. For additional information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Segment Reporting" in Part II, Item 7 of this report.

Seasonality

Customer demand for our water during the warmer months is generally greater than other times of the year due primarily to additional consumption of water in connection with irrigation systems, swimming pools, cooling systems, and other outside water use. Throughout the year, and particularly during typically warmer months, demand may vary with temperature, as well as the timing and overall levels of rainfall. In the event that temperatures during the typically warmer months are cooler than normal, or if there is more rainfall than normal, the customer demand for our water may decrease and therefore, adversely affect our revenues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting our Results of Operations—Weather and Seasonality," included in Part II, Item 7 of this report, for additional information.

Human Capital Resources

Our employees' significant contributions through innovation and standardization are essential to our realized and continued success. We offer comprehensive compensation and benefits package to attract and retain top talent. In addition to competitive base wages, additional benefits include annual bonus opportunities, employee stock options, Company matched 401(k) plan, healthcare and insurance benefits, flexible spending accounts and paid time off.

As of December 31, 2022, we employed 94 full-time individuals and 6 part-time employees. This represents an increase of twelve employees, or 12% from December 31, 2021 due primarily to the hiring of additional employees throughout the organization as the company continues to grow. Currently, none of our employees participate in collective bargaining agreements, and we consider our employee relations to be good.

Our Corporate History

Global Water Resources, LLC ("GWR") was organized in 2003 to acquire, own, and manage a portfolio of water and wastewater utilities in the southwestern region of the United States ("U.S."). Global Water Management, LLC ("GWM") was formed as an affiliated company to provide business development, management, construction project management, operations, and administrative services to GWR and all of its regulated subsidiaries.

In early 2010, the members of GWR made the decision to raise money through the capital markets, and GWR and GWM were reorganized to form Global Water Resources, Inc., a Delaware corporation. The members established a new entity, GWR Global Water Resources Corp. ("GWRC"), which was incorporated under the Business Corporations Act (British Columbia) on March 23, 2010 to acquire shares of our common stock and to actively participate in our management, business, and operations through its representation on our board of directors and its shared management. On December 30, 2010, GWRC completed its initial public offering in Canada and its common shares were listed on the Toronto Stock Exchange. On June 5, 2013, the Company sold GWM.

On May 3, 2016, GWRC merged with and into the Company (the "Reorganization Transaction"). At the effective time of the merger, holders of GWRC's common shares received one share of the Company's common stock for each outstanding common share of GWRC. As a result of the merger, GWRC ceased to exist as a British Columbia corporation and the Company, governed by the corporate laws of the State of Delaware, was the surviving entity. The Reorganization Transaction was conditional upon the concurrent completion of an initial public offering of shares of common stock of the Company in the U.S., which was completed on May 3, 2016.

Available Information

We maintain an Internet website at *www.gwresources.com*. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and proxy statements are accessible through our website, free of charge, as soon as reasonably practicable after these reports are filed electronically with, or furnished to, the SEC. To access these reports, go to our website at *www.gwresources.com*. The foregoing information regarding our website is provided for convenience and the content of our website is not deemed to be incorporated by reference in this report filed with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at *www.sec.gov*.

ITEM 1A.   RISK FACTORS

In addition to the other information set forth in this report, you should carefully consider the following factors, which could materially affect our business, financial condition, or results of operations in future periods. The risks described below are not the only risks facing our company. Additional risks not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition, or results of operations in future periods.

Legal, Regulatory, and Legislative Factors

We have significant obligations under Infrastructure Coordination and Financing Agreements ("ICFAs"), yet funds from our ICFAs are dependent on development activities by developers which we do not control and are also subject to certain regulatory requirements.

Prior to 2014, we extended water and wastewater infrastructure financing to developers and builders through ICFAs. These agreements are contracts with developers or builders in which we coordinate and fund the construction of water, wastewater, and recycled water facilities that will be owned and operated by our regulated subsidiaries in advance of completion of developments in the area. Our investment can be considerable, as we phase-in the construction of facilities in accordance with a regional master plan, as opposed to a single development. Developers and builders pay us agreed-upon fees upon the occurrence of specified development events for their development projects. The ACC requires us to record a portion of the funds we receive under ICFAs as contributions in aid of construction ("CIAC"), which are funds or property provided to a utility under the terms of a collection main extension agreement and/or service connection tariff, the value of which are not refundable. Amounts received as CIAC reduce our rate base once expended on utility plants.

The developer is not required to pay the bulk of the agreed-upon fees until a development receives platting approval. Accordingly, we cannot always accurately predict or control the timing of the collection of our fees. If a developer encounters difficulties, such as during a real estate market downturn, that result in a complete or partial abandonment of the development or a significant delay in its completion, we will have planned, built, and invested in infrastructure that will not be supported by development and will not generate either payments under the applicable ICFA or cash flows from providing services. As a result, our return on our investment and cash flow stream could be adversely affected.

New or stricter regulatory standards or other governmental actions could increase our regulatory compliance and operating costs, require us to alter our existing treatment facilities, and/or cause us to build additional facilities, which could cause our profitability to suffer, particularly if we are unable to increase our rates to offset such costs.

In Arizona, water and wastewater utilities are subject to regulation by water, environmental, public utility, and health and safety regulators, and we are required to obtain environmental permits from governmental agencies in order to operate our facilities. Regulations relate to, among other things, standards and criteria for drinking water quality and for wastewater discharges, customer service and service delivery standards, waste disposal and raw groundwater abstraction limits, and rates and charges for our regulated services. There may be instances in the future when we are not in or cannot achieve compliance with new and evolving laws, regulations, and permits without incurring additional operating costs. For example, in 2006, the U.S. Environmental Protection Agency ("EPA") implemented a new arsenic maximum contaminant level, which effectively required the installation and operation of costly arsenic treatment systems at many of our water production facilities.

To comply with federal, state, and local environmental laws, our existing facilities may need to be altered or replaced, which may cause us to incur significant additional costs. Altered and new facilities and other capital improvements must be constructed and operated in accordance with multiple requirements, including, in certain cases, an Aquifer Protection Permit issued by the ADEQ, Arizona Pollution Discharge Elimination System permits from the ADEQ, and an air quality permit from Maricopa or Pinal Counties. The provision of potable water is subject to, among others, the requirements of the federal Safe Drinking Water Act, and effluent from wastewater treatment facilities must comply with other requirements. Regulated contaminants and associated maximum contaminant levels may change over time, requiring us to alter or build additional treatment facilities.

Our costs of complying with current and future governmental laws and regulations could adversely affect our business or results of operations. If we fail to comply with these laws, regulations, or permits, we could be fined or otherwise sanctioned by regulators and our operations could be curtailed or shut down. We may also be exposed to product liability or breach of contract claims by third parties resulting from our noncompliance. These laws and regulations are complex and change frequently, and these changes may cause us to incur costs in connection with the remediation of actions that were lawful when they were taken. Failure by us to observe the conditions and comply with the requirements of permits and other applicable laws and regulations could result in delays, additional costs, fines, and other adverse consequences, including the inability to proceed with development in our service areas.

We may incur higher compliance or remediation costs than expected in any particular period and may not be able to pass those increased costs along to our customers immediately through rate increases, or at all. This is because we must obtain regulatory approval to increase our rates, which can be time-consuming and costly and our requests for increases may not be approved in part or in full.

We are required to test our water quality for certain parameters and potential contaminants on a regular basis. If the test results indicate that parameters or contaminants exceed allowable limits, we may be required either to commence treatment to remedy the water quality or to develop an alternate water source. Either of these outcomes may be costly, and there can be no assurance that the regulatory authorities would approve rate increases to recover these additional compliance costs. In addition, by the time that test results are available, contaminated water may have been provided to customers, which may result in liability for us and damage our reputation.

In addition, governments or government agencies that regulate our operations may enact legislation or adopt new requirements that could have an adverse effect on our business, including:

- restricting ownership or investment;

- providing for the expropriation of our assets by the government through condemnation or similar proceedings;

- providing for changes to water and wastewater quality standards;

- requiring cancellation or renegotiation of, or unilateral changes to, agreements relating to our provision of water and wastewater services;

- changing regulatory or legislative emphasis on water conservation in comparison to other goals and initiatives;

- promoting an increase of competition among water companies within our designated service areas;

- requiring the provision of water or wastewater services at no charge or at reduced prices;

- restricting the ability to terminate services to customers whose accounts are in arrears;

- restricting the ability to sell assets or issue securities;

- adversely changing tax, legal, or regulatory requirements, including employment, property ownership, or general business regulations; changing environmental requirements and the imposition of additional requirements and costs on our operations; and including but not limited to changes adopted in response to regulatory measures to address the COVID-19 pandemic or global climate change;

- changes in the charges applied to raw water abstraction;

- changes in rate making policies; or

- restrictions relating to water use and supply, including restrictions on use, increased offsetting groundwater replenishment obligations, changes to the character of groundwater rights, and settlement of Native American claims.

Changes in, interpretations of, or enforcement trends related to tax rules and regulations may adversely affect our effective income tax rates or operating margins and we may be required to pay additional tax assessments.

Our effective income tax rate could be adversely affected by various factors, many of which are outside of our control, including:

- changes in tax laws, regulations, and/or interpretations of such tax laws in multiple jurisdictions, including but not limited to U.S. federal and state regulations or interpretations resulting from the 2017 Tax Cuts and Jobs Act (the "TCJA");

- increases in corporate tax rates and the availability of deductions or credits;

- tax effects related to purchase accounting for acquisitions; and

- resolutions of issues arising from tax examinations and any related interest or penalties.

Our determination of tax liabilities is always subject to review or examination by applicable tax authorities. Any adverse outcome of such review or examination could have a material adverse effect on our financial condition and results of operations.

Significant judgment is required in determining our provision for income taxes. Our calculation of the provision for income taxes is subject to our interpretation of applicable tax laws in the jurisdictions in which we file. In addition, our income tax returns are subject to periodic examination by the Internal Revenue Service ("IRS") and other taxing authorities.

See "Management's Discussion and Analysis of Results of Operations and Financial Condition —Corporate Transactions — ACC Tax Docket" in Part II, Item 7 of this report for more information on the ACC docket that addresses the utility ratemaking implications of the TCJA.

We are exposed to various risks relating to legal proceedings or claims that could materially adversely affect our operating results.

We are a party to lawsuits in the normal course of our business. Litigation in general can be expensive, lengthy, and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. Responding to lawsuits brought against us, or legal actions that we may initiate, can often be expensive and time-consuming. Unfavorable outcomes from these claims and/or lawsuits could materially adversely affect our business, results of operations, and financial condition, and we could incur substantial monetary liability and/or be required to change our business practices.

Proposals to change policy in Arizona made through ballot initiatives may impact our growth, business plans and financial condition.

In Arizona, a person or organization may file a ballot initiative with the Arizona Secretary of State and, if a sufficient number of verifiable signatures are submitted, the initiative may be placed on the ballot for the public to vote on the matter. Ballot initiatives may relate to any matter, including taxes and policy and regulation related to our industry, and may change statutes or the state constitution in ways that could impact our customers, the Arizona economy, and the Company. The passage of certain initiatives could depress expected population growth, impact our business or growth plans, and have a material adverse impact on our financial condition, results of operations or cash flows.

Our ability to expand into new service areas and to expand current water and wastewater service depends on approval from regulatory agencies. Failure to obtain required regulatory approvals will adversely affect future growth.

In Arizona, the ACC is the regulatory authority that oversees the formation, expansion, and ongoing operations of water and wastewater utilities. The ACC has authority, among other things, to determine service areas for utility providers. In order for our owned utilities to provide water or wastewater service, they must obtain a CC&N for a service area before they can service that area. In addition, our owned utilities and/or the developments that we serve must demonstrate to the ADWR that there exists a 100-year water supply and obtain either a "Certificate of Assured Water Supply," which is a certificate issued by the ADWR evidencing sufficient groundwater, surface water, or effluent of adequate quality will be continuously available to satisfy the water needs of the proposed use for at least one hundred years and which applies to a specific subdivision, or a DAWS, which applies to the utility's entire service area. The designation area is generally coterminous with the CC&N and can grow into adjacent areas as needed. Further, our wastewater facilities require ADEQ and/or EPA permits that regulate, among other things, the level of discharges from our facilities, the size of our facilities, and the location of our facilities. Any inability to obtain the necessary regulatory approvals, assured water supplies, or environmental permits would limit our ability to expand our water or wastewater service areas.

If we chose to expand to states other than Arizona, we may have difficulty acquiring the necessary approvals and permits or complying with environmental, health and safety, or quality standards of such states. See "—Business and Operational Factors — Doing business in jurisdictions other than Arizona may present unforeseen regulatory, legal, and operational challenges that could impede or delay our operations or adversely affect our profitability."

Our water and wastewater systems are subject to condemnation by governmental authorities, which may result in the receipt of less than the fair market value of our assets and a loss of revenue from our operations.

Municipalities and other governmental subdivisions have historically been involved in the provision of water and wastewater services, and efforts may arise from time to time to convert some or all of our assets to public ownership and operation. Arizona law provides for the acquisition of public utility property by governmental agencies through their power of eminent domain, also known as condemnation. For example, the assets of our former utility subsidiaries, Cave Creek Water Co. and Valencia Water Company, Inc., were acquired from us by municipalities pursuant to condemnation proceedings, and our other utility subsidiaries could be subjects of such proceedings in the future. Should a municipality or other governmental subdivision seek to acquire some or all of our assets through eminent domain, we would likely resist the acquisition.

Contesting an exercise of condemnation through eminent domain may result in costly legal proceedings and may divert the attention of our management from the operation of our business. Moreover, our efforts to resist any such condemnation may not be successful.

If a municipality or other governmental subdivision succeeds in acquiring some or all of our assets through eminent domain, there is a risk that we will not receive adequate compensation for such assets and that we will incur significant one-time charges. Condemnation also results in a loss of revenue from the operations of the affected utility.

We are subject to environmental risks that may subject us to clean-up costs or litigation that could adversely affect our business, operating results, financial condition, and prospects.

Under various federal and state environmental laws, regulations, ordinances, and other requirements, a current or previous owner or operator of real property or a facility may be liable for the costs of removal, remediation, or containment of hazardous or toxic substances on, under, in, or released from such property. These liabilities are not limited to a potential effect on our water supply and include, but are not limited to, liabilities associated with air, soil, or groundwater contamination at any real estate or facilities we own or operate, including liabilities assumed in an acquisition of another utility. Environmental laws often impose liability regardless of whether the owner or operator knew of or was responsible for the presence of the hazardous or toxic substances. Although we currently conduct environmental screening assessments on new properties that we propose to acquire or use to identify significant sources of contaminants on surrounding properties, these assessments are not comprehensive, nor have they been conducted for all of the property owned or used by us. As a result, hazardous or toxic substances may exist at properties owned or used by us. If hazardous or toxic substances are discovered at real property or facilities owned or used by us (including a landfill owned by another party that is used by us for disposal of hazardous substances), we could incur significant remediation costs, liability exposure, or litigation expenses that could adversely affect our profitability, results of operations, liquidity, and cash flows.

We are subject to regulation by the Arizona Corporation Commission and our financial condition depends upon our ability to recover costs in a timely manner from customers through regulated rates.

We are subject to comprehensive regulation by several federal, state and local regulatory agencies that significantly influence our business, liquidity, and results of operations and our ability to fully recover costs from utility customers in a timely manner. The ACC is the regulatory authority with jurisdiction over water and wastewater utilities. The ACC has exclusive authority to approve rates, mandate accounting treatments, authorize long-term financing programs, evaluate significant capital expenditures and plant additions, examine and regulate transactions between a regulated subsidiary and its affiliated entities, and approve or disapprove some reorganizations, mergers, and acquisitions prior to their completion. Additionally, the ACC has statutory authority to oversee service quality and consumer complaints, and approve or disapprove expansion of service areas. The ACC is comprised of five elected members, each serving four year terms. Our profitability is affected by the rates we may charge and the timeliness of recovering costs incurred through our rates. Accordingly, our financial condition and results of operations are dependent upon the satisfactory resolution of any rate proceedings and ancillary matters which may come before the ACC. In addition, the ACC may reopen prior decisions and modify otherwise final orders under certain circumstances. Decisions made by the ACC could have a material adverse impact on our financial condition, results of operations and cash flows.

Business and Operational Factors

Inadequate water and wastewater supplies could have a material adverse effect upon our ability to achieve the customer growth necessary to increase our revenues.

Our ability to meet the existing and future water demands of our customers depends on an adequate supply of water. In many areas of Arizona (including certain areas that we service), water supplies are limited and, in some cases, current usage rates exceed sustainable levels for certain water resources. Additionally, regulatory restrictions on the use of groundwater and the development of groundwater wells, lack of available water rights, drought, overuse of local or regional sources of water, protection of threatened species or habitats, or other factors, including climate change, may limit the availability of ground or surface water. No assurance can be given that we will be able to produce or purchase enough water to fully satisfy future customer demand. Further, we can make no guarantee that we will always have access to an adequate supply of water that will meet all quality standards, or that the cost of water will not adversely affect our operating results.

As discussed above, we currently rely predominantly (and are likely to continue to rely) on the pumping of groundwater and the generation and delivery of recycled water for non-potable uses to meet future demands in our service areas. At present, groundwater (and recycled water derived from groundwater) is the primary water supply available to us. In areas where we have not applied for a DAWS, we have not performed hydrological studies or modeling to evaluate the amount of groundwater likely to be available to meet present and expected future demands. Insofar as we intend to rely on the pumping of groundwater and the generation and delivery of recycled water to meet future demands in our current service areas, our ability and/or the ability of developers inside of our service areas to meet regulatory requirements and to demonstrate assured and adequate water supplies is essential to the continued growth of our service connections and our capacity to supply water to our customers. In the event that our wells cannot meet customer demand, we may, under certain circumstances, purchase water from surrounding municipalities, agencies, and other utilities. However, the cost of purchasing water is typically more expensive than producing it. Furthermore, these alternative sources may not always have an adequate supply to sell to us.

Insufficient availability of water or wastewater treatment capacity could materially and adversely affect our ability to provide for expected customer growth necessary to increase revenues. We continuously look for new sources of water to augment our reserves in our service areas, but have not yet obtained material surface water rights. Our ability to obtain such rights may depend on factors beyond our control, such as the future availability of Colorado River water supplies. We also plan to construct facilities and obtain the necessary permits to recharge recycled water to stretch and augment our existing and planned future water supplies, but do not yet have this capability in all of our service areas. As a result, it is possible that, in the future, we will not be able to obtain sufficient water or water supplies to increase customer growth necessary to increase or even maintain our revenues.

If we are unable to access adequate water supplies, such water shortage could adversely affect our business operations, results of operations, cash flow, and financial position in a variety of other ways, which may include, but are not limited to, the following:

- result in water rationing;

- adversely affect water supply mix by causing us to rely on more expensive purchased water;

- adversely affect operating costs;

- increase the risk of contamination to water systems due to the inability to maintain sufficient pressure;

- increase capital expenditures for building pipelines to connect to alternative sources of supply, new wells to replace those that are no longer in service or are otherwise inadequate to meet the needs of customers, and reservoirs and other facilities to conserve or reclaim water; and

- result in regulatory authorities refusing to approve new service areas if an adequate water supply cannot be demonstrated and restrictions on new customer connections may be imposed in existing service areas if there is not sufficient water.

We may or may not be able to recover increased operating and construction costs as a result of water shortages on a timely basis, or at all, for our regulated utilities through the rate setting process.

We may have difficulty recruiting and retaining qualified personnel, and due to the technical and specialized nature of our business, our profitability may suffer if we do not have the necessary workforce.

Our operating utilities require some of our employees to be certified operators of record, a designation requiring specialized training and certification in water and wastewater systems. As workers with these qualifications retire in the industry, we may be unable to replace them readily in view of the relatively low number of younger workers that we believe are entering the workforce to pursue this line of work. Our operations require a variety of other technical skills and specialties in the areas of engineering, systems analysis, laboratory work, and equipment repair, and we may have difficulty recruiting and retaining personnel with these skills. If we cannot maintain an employee base with the skills necessary to conduct our operations, our efficiency, margins, and ability to expand our business could be adversely affected.

We do not control when and where a developer may request service within our service areas, and if this occurs outside the location and capacity of existing infrastructure, it may require significantly more capital expenditures than currently anticipated.

If a developer has an ICFA, and/or once a developer has entered into a service agreement with our utility subsidiary and the property being developed has been included within a service area, we have the obligation to serve under the terms of those agreements and existing regulations. Although we have built substantial modern infrastructure within these utilities in areas where development is currently occurring, there is the potential that a developer may request service in another location within the service area. Extending/expanding the existing infrastructure to provide service may result in the need to make additional, currently unplanned, capital improvements and there is no guarantee that we may recover our costs timely. As a result, our return on our investment and cash flow stream could be adversely affected.

If we do not manage our anticipated growth effectively, we may not be able to develop or implement the infrastructure necessary to support our operations and could suffer a loss of profitability.

Although we may not be able to achieve similar growth as we have seen since our formation in 2003, or grow at all, in future periods, we expect to continue to significantly expand our facilities, infrastructure, marketing, testing, management, and administrative operations, as well as our financial and accounting controls. This expansion has placed, and will continue to place, strain on our management and administrative, operational, technical, and financial infrastructure. If management is unable to manage growth effectively, the quality of our services, our ability to attract and retain key personnel, and our business or prospects could be harmed significantly.

To manage growth effectively, we must:

- continue to expand our water management capacity;

- retain key management and augment our management team;

- continue to enhance our technology, operations, and financial and management systems;

- manage multiple relationships with our customers, regulators, suppliers, and other third parties; and

- expand, train, and manage our employee base.

We may not be able to effectively manage any expansion in one or more of these areas, and our failure to do so could harm our ability to maintain or increase revenues and operating results. The expenses incurred in pursuing growth could increase without a corresponding increase in our revenue base, which could decrease operating results and profit margin. In addition, future growth may require us to make significant capital expenditures or incur other significant expenses and may divert the attention of our personnel from our core business operations, any of which could affect our financial performance adversely.

Increased operating expenses associated with the expansion of our business may negatively impact our operating income.

Increased operating expenses associated with any expansion of our business may negatively impact our income as we, among other things:

- seek to acquire new utilities and service areas;

- expand geographically in and outside of Arizona;

- make significant capital expenditures to support our ability to provide services in our existing service areas;

- fund development costs for our system and technology; and

- incur increased general and administrative expenses as we grow.

As a result of these factors, we may not sustain or increase our profitability on an ongoing basis.

We face risks associated with the design, construction, and operation of our systems that may adversely affect our business and financial condition.

We are responsible for the design, construction, installation, and maintenance of our water treatment, reclamation, and distribution systems. We could be adversely affected by a failure to complete our construction projects on time or on budget, and a substantial delay in the progress of construction due to adverse weather, work stoppages, shortages of materials or labor, non-issuances of permits, nonperformance of suppliers or contractors, or other factors could result in a material increase in the overall cost of such projects.

We cannot guarantee that our systems will operate as designed or be free from defects. The failure of our systems to operate properly could cause significant public harm. Any defects in our systems or significant reliability, quality, or performance problems with respect to our systems or services could have a number of negative effects on our profitability, results of operations, liquidity, and cash flows, including:

- loss of revenues;

- diversion of management and development resources and the attention of engineering personnel;

- significant customer relations problems;

- increased repair, support, and insurance expenses;

- adverse regulatory actions; and

- legal actions for damages by our customers, including but not limited to damages based on commercial losses and effects on human health.

Operating costs, construction costs, and costs of providing services can be volatile and may rise faster than revenue.

Our ability to increase rates over time is dependent upon approval of rate increases by the ACC, which may be inclined, for political or other reasons, to limit rate increases. However, our costs are subject to market conditions and other factors, and may increase significantly. For example, costs for chemicals used to treat water and wastewater, as well as costs for power used to operate pumps and other equipment, can be volatile. See "—Operational Factors—We depend on an adequate supply of electricity and chemicals for the delivery of our water, and an interruption in the supply of these inputs or increases in their prices could adversely affect our results of operations."

Additionally, the second largest component of our operating costs after water production is made up of salaries and wages. These costs are affected by the local supply and demand for qualified labor. Other large components of our costs are general insurance, workers' compensation insurance, employee benefits, and health insurance costs. These costs may increase disproportionately to rate increases authorized by utility regulators and may have a material adverse effect on our financial condition and results of operations.

We depend on an adequate supply of electricity and chemicals for the delivery of our water, and an interruption in the supply of these inputs or increases in their prices could adversely affect our results of operations.

We rely on purchased electrical power to operate the wells and pumps that are needed in order to supply potable and recycled water to our customers. An extended interruption in power supply that we cannot remediate through the use of backup generators could adversely affect our ability to continue these operations. Electrical power costs are beyond our control and can increase unpredictably in substantial amounts. Under these circumstances, our cash flows between our general rate case filings and our earnings may be adversely affected until the ACC has authorized a rate increase.

In addition, we require bulk supplies of chemicals for water and wastewater treatment, and if we were to suffer an interruption of supply that we cannot replace quickly, we might not be able to perform these functions adequately. Supply chain constraints may result in increased costs of supplies, products and materials that are critical to or used in the Company's business operations. Also, some chemicals are available from a single source or a limited number of sources. There is no assurance that these suppliers will continue to produce the chemicals in the quantities and quality and at the times they are needed. Moreover, the replacement of any of these suppliers could lead to significant delays and increase in our costs.

Climate variability may cause increased volatility in weather and may impact water usage and related revenue or require additional expenditures, all of which may not be fully recoverable in rates or otherwise.

The issue of climate variability is receiving increasing attention nationally and worldwide. There is consensus among climate scientists that there will be worsening of weather volatility in the future associated with climate variability. Many climate variability predictions present several potential challenges to water and wastewater utilities, including us, such as:

- increased frequency and duration of droughts;

- challenges associated with changes in temperature or increases in ocean levels;

- potential degradation of water quality;

- decreases in available water supply and changes in water usage patterns;

- increased precipitation and flooding;

- increased frequency and severity of storms and other weather events;

- increases in disruptions in service;

- increased costs to repair damaged facilities; or

- increased costs to reduce risks associated with the increasing frequency and severity of natural events, including to improve the resiliency and reliability of our water and wastewater treatment and conveyance facilities and systems.

Because of the uncertainty of weather volatility related to climate variability, we cannot predict its potential impact on our business, financial condition, results of operations, cash flows and liquidity. Furthermore, laws and regulations have been enacted that seek to reduce or limit greenhouse gas emissions and require additional reporting and monitoring, and these regulations may become more pervasive or stringent in light of changing governmental agendas and priorities, although the exact nature and timing of these changes is uncertain. There can be no assurance that we would be able to recover any expenditures or costs associated with the impact of climate variability and related laws and regulations on a timely basis, or at all, for our regulated utilities through the rate setting process.

The risk of natural adverse weather conditions, pandemic outbreaks, global political events, war, or terrorism could disrupt our business, impacting operating costs and capital expenditures.

Our facilities are located in areas which have been and could be subject to natural disasters such as drought, floods, fires or earthquakes. Adverse weather conditions or other extreme changes in the weather, including resulting electrical and technological failures, may disrupt our business and adversely affect operating costs and capital expenditures. In addition, our service areas are susceptible to pandemic outbreaks, terrorist acts, and operations may be affected by disruptive political events, both global and domestic, such as civil unrest in countries in which our vendors are located or products are manufactured, and in the US where protests and other disturbances may affect our ability to operate.

Our utilities business is subject to seasonal fluctuations and other weather-related conditions, such as droughts, which could adversely affect the supply of and demand for our services and our results of operations.

We depend on an adequate water supply to meet the present and future needs of our customers. Whether we have an adequate water supply depends upon a variety of factors, including underground water supply from which groundwater is pumped, the rate at which it is recharged by rainfall and snowpack, and changes in the amount of water used by our customers. In particular, the arid western U.S. region, which includes our present and potential service areas, has been required to deal with general conditions of water scarcity exacerbated by extended periods of drought.

Drought conditions could interfere with our sources of water supply and could adversely affect our ability to supply water in sufficient quantities to our existing and future customers. Any future interruption to our water supply or restrictions on water usage during drought conditions or other legal limitations on water use could result in decreased customer billing and lower revenues or higher expenses that we would not be able to recoup without prior regulatory approval for a rate increase, which may not be granted. These conditions could also lead to increases in capital expenditures needed to build infrastructure to secure alternative water sources. Furthermore, customers may use less water even after a drought has ended because of conservation patterns developed during the drought. Population growth could also decline under drought conditions as individuals and businesses move out of the area or elect not to relocate there. Lower water use for any reason could lead to lower revenue.

Demand for water is seasonal and varies with temperature and rainfall levels. If temperatures during the typically warmer months are cooler than normal, or if there is more rainfall than normal, the demand for our water may decrease, which would adversely affect our profitability, results of operations, liquidity, and cash flows. Consequently, the results of operations for one quarter are not necessarily indicative of results for future quarters or the full year.

If future acquisitions do not achieve sufficient profitability relative to expenses and investment, our business and ability to finance our operations could be materially adversely affected.

A typical element of a utility growth strategy is the acquisition or development of other water and wastewater utilities. The potential negotiation of future acquisitions and development of new projects could require us to incur significant costs and expose us to significant risks, including:

- risks relating to the condition of assets acquired and exposure to residual liabilities of prior businesses;

- operating risks, including equipment, technology and supply problems, failure to achieve expected synergies and operating efficiencies, regulatory requirements, and approvals necessary for acquisitions;

- risks that potential acquisitions may require the disproportionate attention of our senior management, which could distract them from the management of our existing business;

- risks related to our ability to retain experienced personnel of the acquired company; and

- risks that certain acquisitions may require regulatory approvals, which could be refused or delayed and which could result in unforeseen regulatory expenses or unfavorable regulatory conditions.

These issues could have a material adverse effect on our business and our ability to finance our operations. The businesses and other assets we acquire in the future may not achieve sufficient revenue or profitability to justify our investment, and any difficulties we may encounter in the integration process could interfere with our operations, reduce operating margins, and divert management's attention. Acquisitions could also result in dilutive issuance of our equity securities, incurrence of debt and contingent liabilities, and fluctuations in quarterly results and expenses.

The nature of our business exposes us to various liability claims, which may exceed the level of our insurance coverage and thereby not be reimbursed fully by insurance proceeds, or not be covered by our insurance at all, and may also make it difficult for us to obtain insurance coverage at affordable rates.

In recent years, societal factors have resulted in increased litigation and escalating monetary claims against industries and employers. Although the national insurance market currently provides insurance coverage at affordable premiums, there is no guarantee this will continue or that we will continue to be able to obtain coverage against catastrophic claims and losses. While we may self-insure for some risks in the future, should an uninsured or underinsured loss occur, we may be unable to meet our obligations as they become due.

The operation of our utilities is subject to the normal risks of occupancy as well as the additional risks of receiving, processing, treating, and disposing of water and waste materials. As a safeguard, we currently maintain general liability and workers' compensation insurance coverage, subject to deductibles at levels we believe are sufficient to cover future claims made during the respective policy periods. However, we may be exposed to multiple claims, including workers' compensation claims, that do not exceed our deductibles, and, as a result, we could incur significant out-of-pocket costs that could materially adversely affect our business, financial condition, and results of operations. In addition, the cost of insurance policies may increase significantly upon renewal of those policies as a result of general rate increases for the type of insurance we carry as well as our historical experience and experience in our industry. Our future claims may exceed the coverage level of our insurance, and insurance may not continue to be available on economically reasonable terms, or at all. If we are required to pay significantly higher premiums for insurance, are not able to maintain insurance coverage at affordable rates, or if we must pay amounts in excess of claims covered by our insurance, we could experience higher costs that could materially adversely affect our business, financial condition, and results of operations.

Our operations of regulated utilities are currently located exclusively in the state of Arizona, and more specifically approximately 91.0% of our active service connections are within a single municipality, which increases the impact of local conditions on our results of operations.

The customers of our regulated utilities are currently located exclusively in the state of Arizona and 91.0% of our active service connections are located in the City of Maricopa, Arizona. As a result, we cannot diversify or mitigate the risks presented by local regulatory, economic, political, demographic, and weather conditions in this area. An adverse change in any of these conditions would therefore affect our profitability, results of operations, liquidity, and cash flows more significantly than if our utilities operated more broadly in other geographic areas.

We may have difficulty accomplishing our growth strategy within and outside of our current service areas. This would cause us to rely more heavily on regulatory rate increases to increase our revenues.

Our ability to expand our business, both within our current service areas and into new areas, involves significant risks, including, but not limited to:

- not receiving or maintaining necessary regulatory permits, licenses, or approvals;

- downturns in economic or population growth and development in our service areas;

- risks related to planning and commencing new operations, including inaccurate assessment of the demand for water, engineering and construction difficulties, and inability to begin operations as scheduled;

- droughts or water shortages that could increase water conservation efforts to a point that materially reduces revenue;

- regulatory restrictions or other factors that could adversely affect our access to sources of water supply;

- our potential inability to identify suitable acquisition opportunities or to form the relationships with developers and municipalities necessary to form strategic partnerships; and

- barriers to entry presented by existing water utilities in prospective service areas.

If we are unable to execute our growth strategy effectively, we will need to rely more heavily on regulatory rate increases to increase our revenue. However, there can be no assurance that the regulatory authorities will approve any rate increases.

We face competition for new service areas and acquisition targets.

We face competition from other water and wastewater utilities for new service areas and with respect to acquisitions of smaller utilities. These competitors consist primarily of municipalities and investor-owned utilities seeking expansion opportunities. Some of our competitors are larger than we are and have more resources and access to capital than we do. If we are unable to compete effectively for new service areas and acquisitions of existing utilities, our ability to increase our rate base and revenue could be adversely affected.

Service interruptions, including due to any disruption or problem at our facilities could increase our expenses.

A natural disaster (such as an earthquake, fire, or flood) or an act of terrorism could cause substantial delays in our operations, damage or destroy our equipment or facilities, and cause us to incur additional expenses and lose revenue. The insurance we maintain against natural disasters may not be adequate to cover our losses in any particular case, which would require us to expend significant resources to replace any destroyed assets, thereby materially and adversely affecting our financial condition and prospects.

Other global incidents, such as the COVID-19 pandemic, could have a similar effect of disrupting our business to the extent they reach and impact the service areas in which we operate, the availability of supplies we need, the customers we serve, or the employees who operate our businesses. See "—Business and Operational Factors — The COVID-19 global pandemic could adversely effect our business operations, cash flows, and financial position to an extent that is difficult to predict" for additional information.

Any failure of our network of treatment facilities, water and wastewater pipes and water reservoirs could result in losses and damages that may affect our financial condition and reputation.

Our utilities distribute water and collect wastewater through an extensive network of pipes and store water in reservoirs located across our service areas. A failure of major pipes or reservoirs could result in injuries and property damage for which we may be liable. The failure of major pipes and reservoirs may also result in the need to shut down some facilities or parts of our network in order to conduct repairs. Any failures and shutdowns may limit our ability to supply water in sufficient quantities to customers and to meet the water and wastewater delivery requirements prescribed by applicable utility regulators, which would adversely affect our financial condition, results of operations, cash flow, liquidity, and reputation.

Risks associated with the collection, treatment, and disposal of wastewater and the operation of water utilities may impose significant costs that may not be covered by insurance, which could result in increased insurance premiums.

The wastewater collection, treatment, and disposal operations of our utilities are subject to substantial regulation and involve significant environmental risks. If collection or sewage systems fail, overflow, or do not operate properly, untreated wastewater or other contaminants could spill onto nearby properties or into nearby streams and rivers, potentially causing damage to persons or property, injury to the environment including aquatic life, and economic damages, which may not be recoverable in rates. This risk is most acute during periods of substantial rainfall or flooding, which are the main causes of sewer overflow and system failure. Liabilities resulting from such damage could adversely and materially affect our business, results of operations, and financial condition. Moreover, in the event that we are deemed liable for any damage caused by overflow, losses might not be covered by insurance policies, and such losses may make it difficult to secure insurance in the future at acceptable insurance premium rates. Similarly, any related business interruption or other losses might not be covered by insurance policies, which would also make it difficult for us to secure insurance in the future at acceptable insurance premium rates.

We may also incur liabilities under environmental laws and regulations requiring investigations and cleanup of environmental contamination at our properties or at off-site locations where there have been adverse environmental impacts. The discovery of previously unknown conditions, or the imposition of cleanup obligations in the future, could result in significant costs, and could adversely affect our financial condition, results of operations, cash flow, and liquidity. Such remediation losses may not be covered by insurance policies and may make it difficult for us to secure insurance in the future at acceptable insurance premium rates.

Contamination of the water supplied by us may result in disruption in our services, loss of credibility, lower demand for our services, and potential liability that could adversely affect our business and financial condition.

Our water supplies are subject to contamination, including contamination from compounds, chemicals in groundwater systems, pollution resulting from man-made sources (such as perchlorate and methyl tertiary butyl ether), and possible biological terrorist attacks. Contamination of water sources can lead to human death and illness, damage to natural resources and other parts of the environment, and cause other harms. Among other things, if we are found to be liable for consequences of water contamination arising out of human exposure to hazardous substances in our water supplies or other damage, we would be subject to civil or criminal enforcement actions, litigation, and other proceedings or clean up obligations. Further, our insurance policies may not apply or be sufficient to cover the costs of these claims, which could be significant.

Cleaning up water sources can be very expensive and if we are required to do so, it could have a material and adverse effect on our business, operating results, and financial condition. In the event that our water supply is contaminated, we may have to interrupt or stop the use of that water supply until we are able to treat the water or to substitute the supply of water from another water source, including, in some cases, through the purchase of water from a supplier. We may incur significant costs in order to warn consumers and to treat the contaminated source through expansion of current treatment facilities or development of new treatment methods. Using a new water source is generally associated with increased costs compared to an existing water source and, as indicated above, purchasing water is typically more expensive than obtaining the water from other means. If we are unable to treat or substitute our water supply in a cost-effective manner, our financial condition, results of operations, cash flow, liquidity, and reputation may be adversely affected. We may not be able to recover costs associated with treating contaminated water or developing new sources of supply through the rate setting process or through insurance.

We are subject to adverse publicity and reputational risks, which make us vulnerable to negative customer perception and could lead to increased regulatory oversight or other sanctions.

Water and wastewater utilities, including Palo Verde and Santa Cruz, have large customer bases and as a result are exposed to public criticism regarding, among other things, the reliability of their water and wastewater services, the quality of water provided, the timeliness and accuracy of bills that are provided for such services, and the quality of customer service. Adverse publicity and negative customer sentiment may render regulators and government officials less likely to view us in a favorable light, and may cause us to be susceptible to less favorable regulatory outcomes, as well as increased regulatory oversight, lower rates, and more stringent regulatory requirements. Unfavorable regulatory outcomes may include the enactment of more stringent laws and regulations governing our operations, as well as fines, penalties or other sanctions or requirements. The imposition of any of the foregoing could have a material adverse impact on our business, financial condition, results of operations, and cash flows.

We are subject to industrial risks that could adversely affect our results of operations.

The operations of our water and wastewater treatment plants involve physical, chemical, and biological processes and the use of pumps, generators, and other industrial equipment. As a result, our operations are subject to various industrial risks, including chemical spills, discharges or releases of toxic or hazardous substances or gases, effects resulting from confined operating spaces, fires, explosions, mechanical failures, storage tank leaks, and electric shock. These risks can result in personal injury, loss of life, catastrophic damage to or destruction of property and equipment or environmental damage, and related legal proceedings, including those commenced by regulators, neighbors, or others. They may also result in an unanticipated interruption or suspension of our operations and the imposition of liability. The loss or shutdown over an extended period of operations at any of our treatment facilities or any losses relating to these risks could have a material adverse impact on our profitability, results of operations, liquidity, and cash flows.

The COVID-19 global pandemic could adversely affect our business operations, cash flows, and financial position to an extent that is difficult to predict.

The COVID-19 pandemic has adversely affected economies, supply chains, workforce participation and financial markets across the globe. Since the initial outbreak, new variants of COVID-19 that are significantly more contagious than previous strains, have emerged. The spread of these new strains initially caused many government authorities and businesses to reimplement prior restrictions in an effort to lessen the spread of COVID-19 and its variants; however, while many of these restrictions have been lifted, uncertainty remains as to whether additional restrictions may be initiated or again reimplemented in responses to surges in COVID-19 cases.

While the COVID-19 pandemic did not have a material effect on our business operations, results of operations, cash flows, and financial position for the year ended December 31, 2022, the COVID-19 pandemic and the related responses from government authorities could adversely impact us in a number of ways, including, but not limited to, the following:

- disruptions to our operations and business activities, including any closures of offices or facilities, and to those of governmental agencies regulating our business, suppliers, customers, and other business partners;

- reduced demand for our water and wastewater services from our commercial customers, particularly as businesses are shutdown;

- greater difficulty in collecting customer receivables;

- a slowdown or disruption in the supply chain for the supplies used in our operations, including chemicals used to treat water and wastewater, in addition to higher costs;

- limitations on employee resources, productivity, and availability, including due to sickness, government restrictions, labor supply shortages, and the desire of employees to avoid contact with large groups of people;

- potential legislative or regulatory efforts to impose new requirements on our operations;

- a continuation of worsening of general economic conditions, including increased inflation;

- an increase in the cost or the difficulty to obtain debt or equity financing could affect our financial condition or future investment opportunities; and

- an increase in regulatory restrictions or continued market volatility could hinder our ability to execute strategic business activities, including acquisitions, as well as negatively impact our stock price.

Additionally, the COVID-19 pandemic could affect our internal controls over financial reporting as a portion of our workforce is required to work from home and therefore new processes, procedures, and controls could be required to respond to changes in our business environment. Further, should any key employees become ill from COVID-19 and unable to work, the attention of the management team could be diverted.

Any of the foregoing could adversely affect our business operations, results of operations, cash flows, and financial position. The potential effects of the COVID-19 pandemic may also impact our other risk factors described in this "Risk Factors" section. The degree to which the COVID-19 pandemic impacts our business operations, results of operations, cash flows, and financial position will depend on future developments, which are highly uncertain, continuously evolving and cannot be predicted. This includes, but is not limited to, the duration and spread of the COVID-19 pandemic; its severity; the emergence and severity of its variants; the actions to contain the virus or treat its impact, such as the availability and efficacy of vaccines (particularly with respect to emerging strains of the virus) and potential hesitancy to utilize them; general economic factors, such as increased inflation; supply chain constraints; labor supply issues; restrictions on travel and transportation; and how quickly and to what extent normal economic and operating conditions can resume.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations—COVID-19 Update," included in Part II, Item 7 of this report, for additional information.

Doing business in jurisdictions other than Arizona may present unforeseen regulatory, legal, and operational challenges that could impede or delay our operations or adversely affect our profitability.

We may decide to pursue growth opportunities in states other than Arizona. Other states may present substantially different regulatory frameworks, and we may have difficulty acquiring the necessary approvals and permits or complying with environmental, health and safety, or quality standards. In addition, it may become more costly or difficult for us to comply with a multitude of standards and requirements across multiple states.

Other states may also expose us to new legal precedents, condemnation risks, and liability concerns based on state legislation or case law.

Our cost structure in other states may be significantly different than our current cost structure due to regional differences. For example, our cost structure may be significantly impacted by differences in labor and energy costs in other markets and the significant portion of overall production costs that they represent.

If the general public perceives recycled water to be unsafe, we will have difficulty executing our business plan and could face a loss of revenue.

Our Total Water Management model emphasizes the maximum use of recycled water for non-potable purposes. To implement this model, we cultivate relationships with developers, municipalities, and members of the communities we serve and focus on educating them regarding the benefits and safety of recycled water. If the recycled water supplied to customers is contaminated, either as a result of terrorism, system failure, pipeline, or other causes, public perception regarding the safety of recycled water would likely suffer, regardless of whether we are at fault and potentially even if the contaminated water was supplied by another person. Public perception of an unsafe water supply would harm our business, particularly with respect to our ability to implement water recycling as a key element of our business strategy.

Market and Financial Factors

We will need additional capital to grow our business, and additional financing may not be available to us on favorable terms when required, or at all.

Adequate funds to support our growth may not be available when needed or on terms acceptable to us. We may need to raise additional funds to support more rapid expansion, improve our facilities and infrastructure, develop new and enhanced technologies, or respond to evolving regulatory standards. We may experience difficulty in raising the necessary capital due to volatility in the capital markets or increases in the cost of infrastructure finance. Increasingly stringent bond rating standards could make it more difficult for us to finance our growth by issuing tax-exempt bonds as we have in the past. In addition, we require regulatory approval from the ACC for some means of raising capital, such as issuance of debt by our regulated utilities, and approval may be denied or delayed. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of expansion opportunities, make the capital expenditures necessary to support our growth, or otherwise execute our strategic plan.

Foreclosure rates in our service areas, as well as other factors affecting real estate development, could affect the growth of our regulated customer base or result in a decline in our revenue.

A slowdown or severe downturn in the housing market could have an adverse effect on our operating results and financial condition. During periods of economic distress, there may be an increase in home foreclosures and vacancies. For example, during the economic downturn beginning in 2008, our utilities experienced an increase in the number of vacant homes, reaching a peak of 4,020 vacant connections as of February 28, 2009, approximately 11.9% of our total connections at the time. Accordingly, in the event of an economic downturn, we may experience a material reduction in revenues. Although the U.S. economy and housing market continue to perform well, we cannot predict the overall trajectory of the market. Our growth depends significantly on increased residential and commercial development in our service areas, and if developers or builders are unable to complete additional residential and commercial projects, our revenue may decline.

Our existing indebtedness could affect our business adversely and limit our ability to plan for or respond to growth opportunities, and we may be unable to generate sufficient cash flow to satisfy our liquidity needs.

As of December 31, 2022, we had total indebtedness of $108.8 million. In addition, we may incur substantial additional indebtedness in the future. Our indebtedness could have important consequences, including:

- limiting our ability to obtain future additional financing we may need to fund future working capital, capital expenditures, acquisitions, or other corporate requirements; and

- limiting, by the financial and other restrictive covenants in our debt agreements, our ability to borrow additional funds and to pay dividends.

Our ability to incur significant future indebtedness will depend in part on our ability to generate cash flow. This ability is affected by general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control. If our business does not generate sufficient cash flow from operations or if we are unable to borrow money or otherwise generate funds sufficient to enable us to fund our liquidity needs, we may be unable to plan for or respond to growth opportunities, which could adversely affect our operating results and business prospects.

Our growth depends significantly on increased residential and commercial development in our service areas, and if developers or builders are unable to complete additional residential and commercial projects, our revenue may not increase.

The growth of our customer base depends almost entirely on the success of developers in developing residential and commercial properties within our CC&N areas. A CC&N is a permit issued by the ACC allowing a public service corporation to serve a specified area, and preventing other public service corporations from offering the same services within the specified area, which we refer to as "service areas." Real estate development is a cyclical industry and the growth rate of development, especially residential development, from 2006 through 2019, both nationally and in Arizona had been below historical rates. During the second half of 2020, residential real estate development began to rise to similar 2006 rates and strong growth continued through 2021. While 2022 presented signs of market stabilization, indicators of market cooling appeared towards the end of the year.

The single family housing market is affected by a number of national and regional economic factors, including:

- interest rates and general levels of economic output;
- levels of activity in the local real estate market;

- the state of domestic credit markets, mortgage standards, and availability of credit;

- competition from other builders and other projects in the area and other states;

- federal programs to assist home purchasers;

- costs and availability of labor and materials;

- government regulations affecting land development, home building, and mortgage financing;

- availability of financing for development and for home purchasers;

- changes in the income tax treatment relating to real property ownership;

- unexpected increases in development costs;

- increased commute times and fuel costs that may adversely affect the desirability of outlying suburbs;

- availability of, among other things, other utilities, adequate transportation, and school facilities; and

- environmental problems with such land.

While many developers presently hold necessary zoning approvals, land development within our service areas could also be affected by changes in governmental policies, including, but not limited to, governmental policies to restrict or control development. This may include, for example, actions by the local school districts to restrict admissions to local schools because of inadequate classroom space or, because of other problems, such as failure by local municipalities to approve plats for the development. An increase in current residential foreclosure rates or a deep or prolonged slowdown of the development process and the related absorption rate within the various developments in our service areas because of any or all of the foregoing could materially and adversely affect growth of our customer base and the generation of revenue.

Many national builders and developers in our service areas own or control substantial amounts of the developable land in these areas. There can be no assurance that these builders and developers have the financial capability to continue and complete their developments.

Technology Factors

Our information technology systems may be vulnerable to unauthorized external or internal threats due to hacking, ransomware, viruses, or other cybersecurity breaches.

As operators of critical infrastructure, we may face a heightened risk of cyberattacks from internal or external sources. For example, a hacker accessed a Florida water treatment plant's control system and attempted to increase the amount of lye used to treat the water to a potentially dangerous level. Unauthorized access to confidential information located or stored on these systems could negatively and materially impact our customers, employees, suppliers and other third parties. Further, third parties, including vendors, suppliers and contractors, who perform certain services for us or administer and maintain our sensitive information, could also be targets of cyberattacks and unauthorized access. While we have instituted safeguards to protect our information technology systems, those safeguards may not always be effective due to the evolving nature of cyberattacks and cyber vulnerabilities. We cannot guarantee that such protections will be completely successful in the event of a cyberattack.

If our information technology systems, or that of third parties on which we rely on, are affected by a significant cyber breach, this could result in, among other things, a significant disruption to our operations; costly investigations and remediation; misappropriation of confidential information of the Company or that of our customers, employees, business partners or others; litigation and potential liability; enforcement actions and investigations by regulatory authorities; loss of customers and contracts; harm to our reputation; and a loss of management time, attention and resources from our regular business operations, any of which could have a negative impact on our business, results of operations, and cash flows. These types of events, either impacting our facilities or the industry in general, could also cause us to incur additional security and insurance related costs.

Our cyber insurance is subject to a number of exclusions and may not cover the total loss or damage caused by a breach. In addition, the costs of responding to and recovering from a cyber incident may not be covered by insurance.

We rely on information technology systems to assist with the management of our business and customer relationships. A disruption or interruption of these systems could adversely affect our business and operations.

Our information technology systems, which includes information technology functions that are outsourced to various third-party service providers and software vendors, are an integral part of our business. For example, our information technology systems allow us, among other things, to bill our customers, provide customer service through our call center, manage certain financial records, track assets and accounts receivable collections, read water meters remotely, identify high water usage, and identify water theft from disconnected meters. A disruption of our information technology systems could significantly limit our ability to manage and operate our business efficiently, which in turn could cause our business to suffer and cause our results of operations to be reduced.

Further, our information technology systems are vulnerable to damage or interruption from:

- power loss, computer systems failures, and internet, telecommunications, or data network failures;

- operator negligence or improper operation by, or supervision of, employees;

- physical and electronic loss of customer data, including as a result of or security breaches, cyberattacks, misappropriation, and similar events;

- computer viruses;

- intentional acts of vandalism and similar events; and

- fires, floods, earthquakes, and other natural disasters.

Damages or interruptions due to any of the foregoing could result in, among other things, difficulties managing and operating our business efficiently, such as with the timely issuances of billings, physical and electronic loss of customer, employee or financial data, security breaches, misappropriation of property, and other adverse consequences. The lack of redundancy for some of our information technology systems, including billing systems, could exacerbate the impact of any of the foregoing events. Additionally, we may not be successful in further developing, implementing or acquiring technology to enable us to continue to operate at our current level of efficiency or to meet the future needs of our business. Any of the foregoing could have a material adverse impact on our business, financial condition, results of operations, and cash flows.

Maintaining our operational technology and information technology systems or implementing new systems could result in higher than expected costs or otherwise adversely impact our internal controls environment, operations, and profitability.

Upgrades and improvements to computer systems and networks, or the implementation of new systems, may require substantial amounts of management's time and financial resources to complete, and may also result in system or network defects or operational errors due to multiple factors, including employees' ability to effectively use such new or upgraded system. While we continue to implement technology to improve our business processes and customer interactions, any technical or other difficulties in transitioning, upgrading or improving existing or implementing new technology systems may increase costs beyond those anticipated and have an adverse or disruptive effect on our operations and reporting processes, including our internal control over financial reporting. We may also experience difficulties integrating current systems with new or upgraded systems, which may impact our ability to serve our customers effectively or efficiently. Although we make efforts to minimize any adverse impact on our controls, business and operations, we cannot assure that all such impacts have been or will be mitigated, and any such impacts could have a material adverse impact on our business, financial condition, results of operations, and cash flows.

Risks Related to the Ownership of Our Common Stock

The concentration of our stock ownership with our officers, directors, certain stockholders, and their affiliates will limit your ability to influence corporate matters.

Our directors, executive officers, and stockholders holding more than 5% of our capital stock and their affiliates beneficially own, in the aggregate, approximately 54% of our outstanding common stock, including 45% beneficially owned in the aggregate by our former director, William S. Levine, and current director Jonathan L. Levine. As a result, these stockholders are able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of us or our assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us. There can be no assurance that their interests will not conflict with the interests of our other stockholders.

Our common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above your purchase price.

The market price for our common stock is likely to be volatile, due to many factors, outside our control, including those described elsewhere in this "Risk Factors" section, as well as the following:

- our operating and financial performance and prospects;

- our quarterly or annual earnings or those of other companies in our industry compared to market expectations;

- conditions that impact demand for our services;

- future announcements concerning our business or our competitors' businesses;

- the public's reaction to our press releases, other public announcements, and filings with the SEC;

- the size of our public float;

- coverage by or changes in financial estimates by investment analysts or failure to meet their expectations;

- the market's perception towards our reduced disclosure as a result of being a "smaller reporting company" as defined in the Exchange Act;

- market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

- strategic actions by us or our competitors, such as acquisitions or restructurings;

- changes in laws or regulations which adversely affect our industry or us;

- changes in accounting standards, policies, guidance, interpretations, or principles;

- changes in senior management or key personnel;

- issuances, exchanges, or sales, or expected issuances, exchanges, or sales of our capital stock;

- changes in our dividend policy;

- adverse resolution of new or pending litigation against us; and

- changes in general market, economic, and political conditions in the U.S., and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war (including the ongoing war between Russia and Ukraine), other geopolitical uncertainties, public health concerns (including health epidemics or outbreaks of communicable diseases such as the COVID-19 pandemic), and responses to such events.

In addition, stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies in our industry. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.

We currently intend to continue to pay a regular monthly dividend on our common stock of $0.02483 per share ($0.29796 per share annually). However, our future dividend policy is subject to our compliance with applicable law, and is dependent on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements and on the terms of any preferred stock we may issue in the future, business prospects, and other factors that our board of directors may deem relevant. Dividend payments are not mandatory or guaranteed; there can be no assurance that we will continue to pay a dividend in the future.

Our failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act as a public company could have a material adverse effect on our business and share price.

We have to comply with Section 404(a) of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"). Section 404(a) of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting. Additionally, once we are no longer deemed a smaller reporting company that is a non-accelerated filer, our independent registered public accounting firm will be required pursuant to Section 404(b) of the Sarbanes-Oxley Act to attest to the effectiveness of our internal control over financial reporting on an annual basis. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. We may encounter problems or delays for any requested improvements and receiving a favorable attestation in connection with the attestation to be provided by our independent registered public accounting firm after we cease to be a smaller reporting company that is a non-accelerated filer. If our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls after we cease to be a smaller reporting company that is a non-accelerated filer, investors could lose confidence in our financial information and the price of our common stock could decline.

Additionally, the existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weakness or significant deficiency and management may not be able to remediate any such material weakness or significant deficiency in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations, and cause stockholders to lose confidence in our reported financial information, all of which could materially and adversely affect our business and share price.

Taking advantage of the reduced disclosure requirements applicable to smaller reporting companies may make our common stock less attractive to investors.

We are a "smaller reporting company" as defined in the Exchange Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are otherwise applicable generally to public companies including, but not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act (so long as we also remain a non-accelerated filer); (ii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and (iii) reduced disclosure obligations regarding financial statements.

We may take advantage of the scaled disclosures available to smaller reporting companies for so long as our voting and non-voting common stock held by non-affiliates is less than $250 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700 million measured on the last business day of our second fiscal quarter.

We cannot predict if investors will find our common stock less attractive as a result of our taking advantage of these exemptions and as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Delaware law, certain provisions in our certificate of incorporation and bylaws, and regulations of the ACC may prevent efforts by our stockholders to change the direction or management of the Company.

We are a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of our company more difficult, including, but not limited to, the following:

- only allowing our board of directors, Chairman of our board of directors, Chief Executive Officer, or President to call special meetings of our stockholders;

- setting forth specific procedures regarding how our stockholders may present proposals or nominate directors for election at stockholder meetings;

- requiring advance notice and duration of ownership requirements for stockholder proposals;

- permitting our board of directors to issue preferred stock without stockholder approval; and

- limiting the rights of stockholders to amend our bylaws.

These provisions could discourage, delay, or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team.

Additionally, the ACC must determine that certain types of transactions will not impair our financial status, prevent us from attracting capital at fair and reasonable terms, or impair our ability to provide safe, reasonable, and adequate service. Pursuant to this regulatory mandate, the ACC may impose conditions that could discourage, delay, or prevent a transaction involving a change in control of our company.

General Risk Factors

If our operating and financial performance in any given period does not meet the guidance that we provide to the public or the expectations of investment analysts, our stock price may decline.

We may provide public guidance on our expected operating and financial results for future periods. Any such guidance will be comprised of forward-looking statements subject to the risks and uncertainties described in this Form 10-K and in our other public filings with the SEC and public statements. Whether or not we provide guidance, investment analysts may publish their estimates of our future financial performance. Our actual results may not always be in line with or exceed any guidance we have provided or the expectations of investment analysts, especially in times of economic uncertainty. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts or if we or investment analysts reduce estimates of our performance for future periods, the market price of our common stock may decline.

Substantial future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares.

We have also filed a registration statement registering under the Securities Act of 1933, as amended (the "Securities Act"), the shares of our common stock reserved for issuance in respect of stock options and other incentive awards granted to our officers and certain of our employees. If these officers or employees cause a large number of securities to be sold in the public market, such sales could also reduce the trading price of our common stock and impede our ability to raise future capital.

If investment analysts cease to publish research or reports about our business or if they publish negative evaluations of our common stock, the price of our common stock could decline.

The trading market for our common stock will rely in part on the research and reports that investment analysts publish about us or our business. However, if no or few analysts commence coverage of the Company, the trading price of our stock would likely decrease. Even if we do obtain such analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our common stock could decline. If one or more of these analysts cease to cover our common stock, we could lose visibility in the market for our stock, which in turn could cause our common stock price to decline.

We incur costs as a result of being a public company in the U.S.

As a public company in the U.S., we incur significant legal, accounting, insurance, and other expenses, including costs associated with U.S. public company reporting requirements. The expenses incurred by U.S. public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action, and potentially civil litigation.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The following table lists the principal properties that we own or lease:

Nature of Property	Location	Operated By	Owned or Leased
Corporate Offices	Phoenix, Arizona	Global Water Resources, Inc.	Leased
Wastewater Treatment Plant	Maricopa, Arizona	Global Water - Palo Verde Utilities Company, Inc.	Owned
Global Water Center - Regional Office	Maricopa, Arizona	Global Water - Palo Verde Utilities Company, Inc.	Owned
Wastewater Utility Plant	8 Lift Stations - Maricopa, Arizona	Global Water - Palo Verde Utilities Company, Inc.	Owned
Wastewater Utility Plant	Red Rock, Arizona	Global Water - Palo Verde Utilities Company, Inc.	Owned
Water Utility Plant	16 Well Sites - Maricopa, Arizona	Global Water - Santa Cruz Water Company, Inc.	Owned
Water Utility Plant	6 Water Distribution Sites - Maricopa, Arizona	Global Water - Santa Cruz Water Company, Inc.	Owned
Water Utility Plant	Red Rock, Arizona	Global Water - Santa Cruz Water Company, Inc.	Owned
Water Utility Plant	14 sites - Maricopa County, Arizona	Global Water - Belmont Water Company, Inc.	Owned
Irrigation Utility Plant	Mesa, Arizona	Global Water - Turner Ranches Irrigation, Inc.	Owned
Water Utility Plant	Tucson, Arizona	Global Water - Mirabell Water Company, Inc.	Owned
Water Utility Plant	Tucson, Arizona	Global Water - Francesca Water Company, Inc.	Owned
Water Utility Plant	Marana, Arizona	Global Water - Tortolita Water Company, Inc.	Owned
Water Utility Plant	Marana, Arizona	Global Water - Lyn Lee Water Company, Inc.	Owned
Water Utility Plant	Sahuarita, Arizona	Global Water - Las Quintas Serenas Water Company, Inc.	Owned
Water Utility Plant	Water Distribution Site - Vail, Arizona	Global Water - Rincon Water Company, Inc.	Owned
Water Utility Plant	4 Sites - Vail, Arizona	Global Water - Rincon Water Company, Inc.	Owned

We believe that our existing properties are adequate to meet our current needs.

ITEM 3. LEGAL PROCEEDINGS

In the ordinary course of business, we may, from time to time, be subject to various pending and threatened lawsuits in which claims for monetary damages are asserted. To our knowledge, we are not involved in any legal proceeding which is expected to have a material effect on us.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. **MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES**

Market Information

Our common stock is listed on the NASDAQ Global Market ("NASDAQ") under the symbol "GWRS". Our common stock began trading on the NASDAQ on April 28, 2016.

Shareholders

As of March 8, 2023, there were approximately [16] shareholders of record of our common stock. Because many shares of our common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these holders of record.

Dividends

We currently intend to continue to pay a regular monthly dividend of $0.02483 per share ($0.29796 per share annually). However, our future dividend policy is subject to our compliance with applicable law, and is dependent on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements and on the terms of any preferred stock we may issue in the future, business prospects, and other factors that our board of directors may deem relevant. See "Management's Discussion and Analysis of Results of Operations and Financial Condition – Liquidity and Capital Resources" in Part II, Item 7 of this report for a discussion of provisions of our senior secured notes and our revolving credit facility that limit the payment of dividends.

Performance Graph

The following graph compares the relative performance of our common stock, the S&P 500 Index, and our Peer Group Index. This graph covers the period from December 31, 2017 through December 31, 2022. The graph assumes that $100 was invested on December 31, 2017 in the common stock of GWRS, the S&P 500 Index, and our Peer Group Index, and also assumes reinvestment of dividends. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

COMPARISION OF 60 MONTH CUMULATIVE TOTAL RETURN*



* Peer group includes American States Water Company, American Water Works, Aqua America, Inc., Artesian Resources Corp., California Water, SJW Group, Middlesex Water Company, and York Water Co.

	12/31/17	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22
Global Water Resources, Inc.	$ 100.00	$ 163.04	$ 211.78	$ 232.44	$ 248.02	$ 221.51
S&P 500 Index	$ 100.00	$ 120.76	$ 155.64	$ 180.94	$ 218.36	$ 184.96
Peer Group Index*	$ 100.00	$ 161.07	$ 207.70	$ 231.18	$ 264.86	$ 279.76

Issuer Purchases of Equity Securities

The following table presents information with respect to purchases of common stock we made during the three months ended December 31, 2022.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 to 31, 2022	—	$ —	—	—
November 1 to 30, 2022	—	$ —	—	—
December 1 to 31, 2022	—	$ —	—	—
Total	—		—	

Unregistered Sales of Equity Securities

None.

ITEM 6.   [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management's discussion and analysis of Global Water Resources, Inc.'s (the "Company", "GWRI", "we", or "us") financial condition and results of operations ("MD&A") relate to the year ended December 31, 2022 and should be read together with the consolidated financial statements and accompanying notes included in Part II, Item 8 of this report.

Overview

GWRI is a water resource management company that owns, operates, and manages twenty-nine water, wastewater, and recycled water systems in strategically located communities, principally in metropolitan Phoenix and Tucson, Arizona. The Company seeks to deploy an integrated approach, referred to as "Total Water Management." Total Water Management is a comprehensive approach to water utility management that reduces demand on scarce non-renewable water sources and costly renewable water supplies, in a manner that ensures sustainability and greatly benefits communities both environmentally and economically. This approach employs a series of principles and practices that can be tailored to each community:

- Reuse of recycled water, either directly or to non-potable uses, through aquifer recharge, or possibly direct potable reuse in the future;

- Regional planning;

- Use of advanced technology and data;

- Employing respected subject matter experts and retaining thought and application leaders;

- Leading outreach and educational initiatives to ensure all stakeholders including customers, development partners, regulators, and utility staff are knowledgeable on the principles and practices of our Total Water Management approach; and

- Establishing partnerships with communities, developers, and industry stakeholders to gain support of our Total Water Management principles and practices.

COVID-19 Update

Our water and wastewater services are essential services and we intend to continue to provide those services for our customers. We continue to monitor the impact of the COVID-19 pandemic on our business and operations, including how it will impact our customers, employees, suppliers, vendors, and business partners. While the COVID-19 pandemic did not have a material effect on our business operations, results of operations, cash flows, and financial position for the years ended December 31, 2022 and 2021, we are unable to predict the ultimate extent to which our business operations, results of operations, cash flows, and financial position will be impacted by the COVID-19 pandemic. The degree to which the COVID-19 pandemic impacts our business operations, results of operations, cash flows, and financial position will depend on future developments, which are highly uncertain, continuously evolving and cannot be predicted. This includes, but is not limited to, the duration and spread of the COVID-19 pandemic; its severity; the emergence and severity of its variants; the actions to contain the virus or treat its impact, such as the availability and efficacy of vaccines (particularly with respect to emerging strains of the virus) and potential hesitancy to utilize them; general economic factors, such as increased inflation; supply chain constraints; labor supply issues; restrictions on travel and transportation; and how quickly and to what extent normal economic and operating conditions can resume.

Further, our current results and financial condition discussed herein may not be indicative of future operating results and trends. Refer to "Risk Factors" included in Part I, Item 1A of this report for additional risks we face due to the COVID-19 pandemic.

Business Outlook

The trend of positive growth in new connections continued in 2021 and 2022. According to the 2020 U.S. Census Data, the Phoenix metropolitan statistical area ("MSA") is the 11th largest MSA in the U.S. and had a population of 4.8 million, an increase of 14% over the 4.2 million people reported in the 2010 Census. Metropolitan Phoenix continues to grow due to its comparatively affordable housing, excellent weather, large and growing universities, a diverse employment base, and low taxes. The Employment and Population Statistics Department of the State of Arizona predicts that the Phoenix metropolitan area will have a population of 5.8 million people by 2030 and 6.5 million by 2040. During the twelve months ended December 31, 2022, Arizona's employment rate increased by 3.1%, ranking the state in the top twenty nationally for job growth.

According to the W.P. Carey School of Business Greater Phoenix Blue Chip Real Estate Consensus Panel (the "Greater Phoenix Blue Chip Panel"), during 2022 the single-family housing market experienced a decline in permits issued with approximately 24,600 issued in 2022 as compared to approximately 31,000 issued in 2021. The Greater Phoenix Blue Chip Panel expects the decrease in annual single-family housing permits to continue into 2023 with recovery in 2024. However, according to the Greater Phoenix Blue Chip Panel, the outlook for multi-family activity is expected to be more stable, with 13,700 and 12,300 multi-family housing permits expected for 2023 and 2024, respectively. Despite the general slowdown in housing in the Phoenix metropolitan area primarily due to inflation and increased interest rates, management believes that we are well-positioned to benefit from the growth expected in the Phoenix metropolitan area due to the availability of lots and existing infrastructure in place within our services areas.

Factors Affecting our Results of Operations

Our financial condition and results of operations are influenced by a variety of industry-wide factors, including but not limited to:

- population and community growth;
- economic and environmental utility regulation;
- economic environment;
- the need for infrastructure investment;
- production and treatment costs;
- weather and seasonality; and
- access to and quality of water supply.

The COVID-19 pandemic may impact the degree to which these factors affect our financial condition and results of operations as discussed above under "COVID-19 Update."

We are subject to economic regulation by the state regulator, the ACC. The U.S. federal and state governments also regulate environmental, health and safety, and water quality matters. We continue to execute on our strategy to optimize and focus the Company in order to provide greater value to our customers and shareholders by aiming to deliver predictable financial results, making prudent capital investments, and focusing our efforts on earning an appropriate rate of return on our investments.

Population and Community Growth

Population and community growth in the metropolitan Phoenix area served by our utilities have a direct impact on our earnings. An increase or decrease in our active service connections will affect our revenues and variable expenses in a corresponding manner. As of December 31, 2022, active service connections increased 2,388, or 4.4%, to 56,270 compared to 53,882 active service connections as of December 31, 2021, primarily due to organic growth in our service areas. Approximately 91.0% of the 56,270 active service connections are serviced by our Global Water - Santa Cruz Water Company, Inc. ("Santa Cruz") and Global Water - Palo Verde Utilities Company, Inc. ("Palo Verde") utilities as of December 31, 2022.

The graph below presents the historical change in active and total connections for our ongoing operations over the past five years.



Total Active Connections

- - - - - Total Active

Economic and Environmental Utility Regulation

We are subject to extensive regulation of our rates by the ACC, which is charged with establishing rates based on the provision of reliable service at a reasonable cost while also providing an opportunity to earn a fair rate of return on rate base for investors of utilities. The ACC uses a historical test year to evaluate whether the plant in service is used and useful, to assess whether costs were prudently incurred, and to set "just and reasonable" rates. Rate base is typically the depreciated original cost of the plant in service (net of contributions in aid of construction ("CIAC") and advances in aid of construction ("AIAC") which are funds or property provided to a utility under the terms of a main extension agreement, the value of which may be refundable), that has been determined to have been "prudently invested" and "used and useful", although the reconstruction cost of the utility plant may also be considered in determining the rate base. The ACC also decides on an applicable capital structure based on actual or hypothetical analyses. The ACC determines a "rate of return" on that rate base, which includes the approved capital structure and the actual cost of debt and a fair and reasonable cost of equity based on the ACC's judgment. The overall revenue requirement for rate making purposes is established by multiplying the rate of return by the rate base and adding "prudently" incurred operating expenses for the test year, depreciation, and any applicable pro forma adjustments.

To ensure an optimal combination of access to water and water conservation balanced with a fair rate of return for investors, our water utility operating revenue is based on two components: a fixed fee and a consumption or volumetric fee. For our water utilities, the fixed fee, or "basic service charge," provides access to water for residential usage and has generally been set at a level to produce approximately 50% of total water revenue. The volumetric fee is based on the total volume of water supplied to a given customer after the minimum number of gallons, if any, covered by the basic service charge, multiplied by a price per gallon set by a tariff approved by the ACC. A discount to the volumetric rate applies for customers that use less than an amount specified by the ACC. For all investor-owned water utilities, the ACC requires the establishment of inverted tier conservation-oriented rates, meaning that the price of water increases as consumption increases. For wastewater utilities, wastewater collection, and treatment can be based on volumetric or fixed fees. Our wastewater utility services are billed based solely on a fixed fee, determined by the size of the water meter installed. Recycled water is sold on a volumetric basis with no fixed fee component.

We are required to file rate cases with the ACC to obtain approval for a change in rates. Rate cases and other rate-related proceedings can take a year or more to complete. As a result, there is frequently a delay, or regulatory lag, between the time of a capital investment or incurrence of an operating expense increase and when those costs are reflected in rates. We believe it is common industry practice to file for a rate increase every three to five years. Refer to "—Rate Case Activity" below and Note 2 – "Regulatory Decision and Related Accounting and Policy Changes" of the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this report for additional information.

Environmental, health and safety, and water quality regulations are complex and change frequently, and they have tended to become more stringent over time. Although it is difficult to project the ultimate costs of complying with pending or future requirements, we do not expect current requirements under current regulation to have a material impact on our operations or financial condition, although it is possible new methods of treating drinking water may be required if additional regulations become effective in the future. As newer or stricter standards are introduced, they could increase our operating expenses. We would generally expect to recover expenses associated with compliance for environmental and health and safety standards through rate increases, but this recovery may be affected by regulatory lag.

Infrastructure Investment

Capital expenditures for infrastructure investment are a component of the rate base on which our regulated utility subsidiaries are allowed to earn an equity rate of return. Capital expenditures for infrastructure provide a basis for earnings growth by expanding our "used and useful" rate base, which is a component of our permitted return on investment and revenue requirement. We are generally able to recover a rate of return on these capital expenditures (return on equity and debt), together with debt service and certain operating costs, through the rates we charge.

We have an established capital improvement plan to make targeted capital investments to repair and replace existing infrastructure as needed, address operating redundancy requirements, improve our overall financial performance and expand our infrastructure in areas where growth is occurring.

Production and Treatment Costs

Our water and wastewater services require significant production resources and therefore result in significant production costs. Although we are permitted to recover these costs through the rates we charge, regulatory lag can decrease our margins and earnings if production costs or other operating expenses increase significantly before we are able to recover them through increased rates. Our most significant costs include labor, chemicals used to treat water and wastewater, and power used to operate pumps and other equipment. Power and chemical costs can be volatile. However, we employ a variety of technologies and methodologies to minimize costs and maximize operational efficiencies.

Cybersecurity Risks

In the regular course of our business, we manage a range of sensitive security, customer, and business systems information. A security breach of our information systems such as theft or the inappropriate release of certain types of information, including confidential customer, employee, financial or system operating information, could have a material adverse impact on our financial condition, results of operations or cash flows. We operate in a highly regulated industry that requires the continued operation of sophisticated information technology systems and network infrastructure. Despite implementation of security measures, our technology systems are vulnerable to disability, failures or unauthorized access. Our facilities, information technology systems and other infrastructure facilities and systems and physical assets could be targets of such unauthorized access. Failures or breaches of our systems could impact the reliability of our systems and also subject us to financial harm. If our technology systems were to fail or be breached and if we are unable to recover in a timely way, we may not be able to fulfill critical business functions and sensitive confidential data could be compromised, which could have a material adverse impact on our financial condition, results of operations or cash flows.

We are subject to laws and rules issued by multiple government agencies concerning safeguarding and maintaining the confidentiality of our security, customer, and business information. The increasing promulgation of rules and standards will increase our compliance costs and our exposure to the potential risk of violations of the standards.

We have experienced, and expect to continue to experience, these types of threats and attempted intrusions. The implementation of additional security measures could increase costs and have a material adverse impact on our financial results. We have obtained cyber insurance to provide coverage for a portion of the losses and damages that may result from a security breach of our information technology systems, but such insurance may not cover the total loss or damage caused by a breach. These types of events could also require significant management attention and resources, and could adversely affect Global Water Resources' reputation with customers and the public.

Weather and Seasonality

Our ability to meet the existing and future water demands of our customers depends on an adequate supply of water. Drought, overuse of sources of water, the protection of threatened species or habitats, or other factors may limit the availability of ground and surface water.

Also, customer usage of water and recycled water is affected by weather conditions, particularly during the summer. Our water systems generally experience higher demand in the summer due to the warmer temperatures and increased usage by customers for irrigation and other outdoor uses. However, summer weather that is cooler or wetter than average generally suppresses customer water demand and can have a downward effect on our operating revenue and operating income. Conversely, when weather conditions are extremely dry, our business may be affected by government-issued drought-related warnings and/or water usage restrictions that would artificially lower customer demand and reduce our operating revenue.

The limited geographic diversity of our service areas makes the results of our operations more sensitive to the effect of local weather extremes. The second and third quarters of the year are generally those in which water services revenue and wastewater services revenues are highest. For additional information and risks associated with weather and seasonality, see "Risk Factors," included in Part I, Item 1A of this report.

Access to and Quality of Water Supply

In many areas of Arizona (including certain areas that we service), water supplies are limited and, in some cases, current usage rates exceed sustainable levels for certain water resources. We currently rely predominantly (and are likely to continue to rely) on the pumping of groundwater and the generation and delivery of recycled water for non-potable uses to meet future demands in our service areas. At present, groundwater (and recycled water derived from groundwater) is the primary water supply available to us. In addition, regulatory restrictions on the use of groundwater and the development of groundwater wells, lack of available water rights, drought, overuse of local or regional sources of water, protection of threatened species or habitats, or other factors, including climate change, may limit the availability of ground or surface water. Notwithstanding the foregoing, we believe that we have an adequate supply of water to service our current demand and growth for the foreseeable future. For additional information and risks associated with the access to and quality of water supply, see "Risk Factors," included in Part I, Item 1A of this report.

Rate Case Activity

On July 27, 2022, the ACC issued Rate Decision No. 78644 relating to the Company's recent rate case involving 12 of the Company's regulated utilities, consisting of approximately 96% of the Company's active service connections at the time of the rate case application filing. Pursuant to Rate Decision No. 78644, the ACC approved, among other things, a collective annual revenue requirement increase of approximately $2.2 million (including the acquisition premiums discussed below) based on 2019 test year service connections, and phased-in over approximately two years, as follows:

	Incremental		Cumulative	
August 1, 2022	$	1,457,462	$	1,457,462
January 1, 2023	$	675,814	$	2,133,277
January 1, 2024	$	98,585	$	2,231,861

To the extent that the number of active service connections has increased and continues to increase from 2019 levels, the additional revenues may be greater than the amounts set forth above. On the other hand, if active connections decrease or the Company experiences declining usage per customer, the Company may not realize all of the anticipated revenues.

The ACC also approved: (i) the consolidation of water and/or wastewater rates to create economies of scale that are beneficial to all customers when rates are consolidated; (ii) acquisition premiums relating to the Company's acquisitions of its Red Rock and Turner Ranches utilities, which increase the rate base for such utilities and result in an increase in the annual collective revenue requirement included in the table above; (iii) the Company's ability to annually adjust rates to flow through changes in property tax expense and/or changes in income tax expense, without the necessity of a rate case proceeding; and (iv) a sustainable water surcharge, which will allow semiannual surcharges to be added to customer bills based on verified costs of new water resources.

Finally, Rate Decision No. 78644 requires the Company to work with ACC staff and the Residential Utility Consumer Office to prepare a Private Letter Ruling request to the Internal Revenue Service ("IRS") to clarify whether the failure to eliminate the deferred taxes attributable to assets condemned in a transaction governed by Section 1033 of the Internal Revenue Code ("IRC") would violate the normalization provisions of Section 168(i)(9) of the IRC. If the IRS accepts the request and issues its ruling, a copy must be provided to the ACC. Within 90 days after providing the ruling to the ACC, ACC Staff shall prepare, for ACC consideration, a memorandum and proposed order regarding guidance issued within the Private Letter Ruling. This may result in further action by the ACC, which we are unable to predict due to the uncertainties involved, that could have an adverse impact on our financial condition, results of operations and cash flows.

Refer to Note 2 – "Regulatory Decision and Related Accounting and Policy Changes" of the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this report for additional information.

Corporate Transactions

Recent Acquisitions

On April 14, 2022, the Company signed a definitive agreement to acquire Farmers Water Co., an operator of a water utility with service area in Pima County, Arizona. On February 1, 2023, the Company completed the acquisition of Farmers Water Co. Refer to Note 16 - "Subsequent Event" of the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this report for additional information.

On January 20, 2022, the Company acquired the assets of Rincon Water Company, Inc., a water utility in Pima County, Arizona. The acquisition added an additional 73 connections and approximately 8.6 square miles of service area at the time of acquisition.

On January 13, 2022, the Company acquired the assets of Twin Hawks Utility, Inc., a water utility in Pinal County, Arizona. The acquisition added an additional 18 connections and approximately 0.5 square miles of service area at the time of acquisition.

On November 3, 2021, the Company completed the stock acquisition by merger of Las Quintas Serenas Water Company, Inc. ("Las Quintas"), an operator of a water utility with service area in Pima County, Arizona, adding. 1,100 connections with approximately 2.5 square miles of service area at the time of acquisition.

On February 1, 2023 the Company completed the acquisition of Farmers Water Co., an operator of a water utility with service area in Sahuarita, Arizona and in unincorporated Pima County, Arizona. The acquisition added approximately 3,300 active water connections and 21.5 square miles of service area. Refer to Note 16 - "Subsequent Events" of the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this report for additional details.

ACC Tax Docket

On September 20, 2018, the ACC issued Rate Decision No. 76901, which set forth the reductions in revenue for our Santa Cruz, Palo Verde, Greater Tonopah, and Northern Scottsdale utilities due to lower corporate tax rates under the TCJA. Rate Decision No. 76901 adopted a phase-in approach for the reductions to match the phase-in of our revenue requirement under Rate Decision No. 74364 enacted in February 2014. In 2021, the final year of the phase-in, the aggregate annual reductions in revenue for our Santa Cruz, Palo Verde, Greater Tonopah, and Northern Scottsdale utilities were approximately $415,000, $669,000, $16,000, and $5,000, respectively. The ACC also approved a carrying cost of 4.25% on regulatory liabilities resulting from the difference of the fully phased-in rates to be applied in 2021 versus the years leading up to 2021 (i.e., 2018 through 2020).

On July 27, 2022, the ACC issued Rate Decision No. 78644, which approved an adjustor mechanism for income taxes. The adjustor mechanism permits the Company to flow through potential changes to state and federal income tax rates as well as refund or collect funds related to TCJA. The Company expects any remaining TCJA recovery to be addressed through the income tax adjustor. Refer to Note 2 – "Regulatory Decision and Related Accounting and Policy Changes" of the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this report for additional information.

On November 27, 2018, February 20, 2019, February 28, 2019, and January 23, 2020, the ACC adopted orders relating to the funding for income taxes on CIAC and AIAC, which became taxable for our regulated utilities under the TCJA. However, effective January 1, 2021, CIAC and AIAC for regulated water and sewage disposal facility companies are excluded from income under IRC Section 118.

Stipulated Condemnation of the Operations and Assets of Valencia

On July 14, 2015, the Company closed the stipulated condemnation to transfer the operations and assets of Valencia to the City of Buckeye. Terms of the condemnation were agreed upon through a settlement agreement and stipulated final judgment of condemnation wherein the City of Buckeye acquired all the operations and assets of Valencia and assumed operation of the utility upon close. The City of Buckeye is obligated to pay the Company a growth premium equal to $3,000 for each new water meter installed within Valencia's prior service areas in the City of Buckeye, for a 20-year period ending December 31, 2034, subject to a maximum payout of $45.0 million over the term of the agreement.

Public Offering of Common Stock

On August 1, 2022, the Company completed a public offering of 1,150,000 shares of common stock at a public offering price of $13.50 per share, which included 150,000 shares issued and sold to the underwriter following the exercise in full of its option to purchase additional shares of common stock. The Company received net proceeds of approximately $14.9 million from the offering after deducting underwriting discounts and commissions and offering expenses paid by the Company.

Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing operating performance. In consideration of the Financial Accounting Standards Board's Accounting Standards Codification 280, *Segment Reporting*, we are not organized around specific products and services, geographic regions, or regulatory environments. We currently operate in one geographic region within the State of Arizona, wherein each operating utility operates within the same regulatory environment.

While we report revenue, disaggregated by service type, on the face of our statement of operations, we do not manage the business based on any performance measure at the individual revenue stream level. We do not have any customers that contribute more than 10% to our revenues or revenue streams. Additionally, the chief operating decision maker uses consolidated financial information to evaluate our performance, which is the same basis on which he communicates our results and performance to our board of directors. It is upon this consolidated basis from which he bases all significant decisions regarding the allocation of our resources on a consolidated level. Based on the information described above and in accordance with the applicable literature, management has concluded that we are currently organized and operated as one operating and reportable segment.

Comparison of Results of Operations for the Years Ended December 31, 2022 and 2021

The following table summarizes our results of operations for the years ended December 31, 2022 and 2021 (in thousands, except for share amounts):

	For the Year Ended December 31,		
	2022		2021
Revenues	$ 44,728	$	41,914
Operating expenses	36,909		34,935
Operating income	7,819		6,979
Total other expense	(1,379)		(2,220)
Income before income taxes	6,440		4,759
Income tax expense	(934)		(1,150)
Net income	$ 5,506	$	3,609
Basic earnings per common share	$ 0.24	$	0.16
Diluted earnings per common share	$ 0.24	$	0.16

Revenues – The following table summarizes our revenues for the years ended December 31, 2022 and 2021 (in thousands):

	For the Year Ended December 31,		
	2022		2021
Water services	$ 20,885	$	18,944
Wastewater and recycled water services	23,843		22,241
Unregulated revenues	—		729
Total revenues	$ 44,728	$	41,914

Total revenues increased $2.8 million, or 6.7%, to $44.7 million for the year ended December 31, 2022 compared to $41.9 million for the year ended December 31, 2021. The increase in revenue reflects the 4.4% increase in active service connections due to organic growth, combined with new connections associated with the acquisition of Las Quintas Serenas in November 2021, as well as the increase in rates related to Rate Decision No. 78644. The increase in revenue was partially offset by the ICFA revenue recognized in 2021 that did not recur in 2022.

Water Services – Water services revenue increased $1.9 million, or 10.2%, to $20.9 million for the year ended December 31, 2022 compared to $18.9 million for the year ended December 31, 2021. The increase in water services revenue was primarily related to organic growth in connections, the acquisition of Las Quintas Serenas, and an increase in rates related to Rate Decision No. 78644.

Water services revenue based on consumption increased $0.6 million, or 7.3%, to $9.2 million for the year ended December 31, 2022 compared to $8.6 million for the year ended December 31, 2021. The increase was primarily driven by the acquisition of Las Quintas Serenas, growth in connections and an increase in rates related to Rate Decision No. 78644.

Active water connections increased 4.4% to 29,855 as of December 31, 2022 from 28,594 as of December 31, 2021, primarily due to organic growth in our service areas.

Water consumption increased 7.8% to 3.5 billion gallons for the year ended December 31, 2022, compared to 3.2 billion gallons for the year ended December 31, 2021. The increase in water consumption was primarily due to organic growth in our service areas combined with new connections associated with the acquisition of Las Quintas Serenas.

Water services revenue associated with the basic service charge, excluding miscellaneous charges, increased $1.2 million, or 11.9%, to $11.1 million for the year ended December 31, 2022 compared to $9.9 million for the year ended December 31, 2021. The increase was primarily due to the increase in active service connections, which included organic growth combined with new connections associated with the acquisition of Las Quintas, as well as an increase in rates due to Rate Decision No. 78644.

Wastewater and Recycled Water Services – Wastewater and recycled water services revenue increased $1.6 million, or 7.2%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase in wastewater and recycled water services revenue was primarily driven by a $1.5 million increase in wastewater services revenue. The increase in wastewater services revenue reflects the increase in active wastewater connections, which increased 4.5% to 26,415 as of December 31, 2022 from 25,288 as of December 31, 2021, combined with an increase in rates due to Rate Decision No. 78644.

Recycled water services revenue, which is based on the number of gallons delivered, increased by approximately $0.1 million or 9.7%, to $1.2 million for the year ended December 31, 2022 compared to $1.1 million for the year ended December 31, 2021. The increase in recycled water services revenue was primarily driven by the increase in number of gallons consumed combined with an increase in rates due to Rate Decision No. 78644. The volume of recycled water delivered increased 44 million gallons, or 6.4%, to 727 million gallons for the year ended December 31, 2022 compared to 683 million gallons for the year ended December 31, 2021.

Operating Expenses – The following table summarizes our operating expenses for the year ended December 31, 2022 and 2021 (in thousands):

| | For the Year Ended December 31, | |
	2022	2021
Operations and maintenance	$ 10,889	$ 10,299
General and administrative	16,130	15,146
Depreciation	9,890	9,490
Total operating expenses	$ 36,909	$ 34,935

Operations and Maintenance – Operations and maintenance costs, consisting of personnel costs, production costs (primarily chemicals and purchased electrical power), maintenance costs, and property tax, increased $0.6 million, or 5.7%, for the year ended December 31, 2022 compared to the year ended December 31, 2021.

Total personnel expenses increased $0.1 million, or 2.0%, to $3.5 million for the year ended December 31, 2022 compared to $3.4 million for the year ended December 31, 2021. The increase in personnel expenses was primarily related salary and wage increases, partially offset by lower medical expenses.

Utilities power and related expenses increased $0.3 million, or 13.3%, to $2.3 million for the year ended December 31, 2022 compared to $2.0 million for the year ended December 31, 2021. The increase was attributable to higher electric utility expense due to increased pump usage from additional connections and escalated consumption.

Contract services increased $0.2 million, or 14.4%, to $1.4 million for the year ended December 31, 2022 compared to $1.2 million for the year ended December 31, 2021. The increase was primarily due to increased costs for billing software related to the additional connections year over year.

General and Administrative – General and administrative costs include the day-to-day expenses of office operations, personnel costs, legal and other professional fees, insurance, rent, and regulatory fees. These costs increased $1.0 million, or 6.5%, for the year ended December 31, 2022 compared to the year ended December 31, 2021.

Personnel related costs increased $0.4 million, or 7.0%, to $6.4 million for the year ended December 31, 2022 compared to $5.9 million for the year ended December 31, 2021. The increase was primarily related salary and wage increases, partially offset by lower medical expenses.

Deferred compensation expense decreased $1.0 million, or 39.0%, to $1.6 million for the year ended December 31, 2022 compared to $2.6 million for the year ended December 31, 2021. The decrease was primarily due to the impact of the change in our stock price, used in the valuation of options that are accounted for as liability awards, where our stock price decreased during the year ended December 31, 2022 as compared to an overall increase in stock price during the year ended December 31, 2021. Refer to Note 14 — "Deferred Compensation Awards" of the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this report for additional information.

Board compensation expense decreased $0.4 million, or 50.4%, to $0.3 million for the year ended December 31, 2022 compared to $0.7 million for the year ended December 31, 2021. The decrease was primarily due to the decrease in our stock price during the year ended December 31, 2022 compared to the year ended December 31, 2021.

Regulatory expense increased $0.3 million, or 20.3%, to $0.4 million for the year ended December 31, 2022 compared to $0.1 million for the year ended December 31, 2021. The increase is primarily related to expenses incurred relating to the rate case activity during 2022.

Rent expenses increased $0.1 million, or 67.8%, to $0.3 million for the year ended December 31, 2022 compared to $0.2 million for the year ended December 31, 2021. The increase was primarily related to a new corporate office lease agreement that commenced May 2022.

Professional fees expenses increased $0.6 million, or 30.2%, to $2.6 million for the year ended December 31, 2022 compared to $2.0 million for the year ended December 31, 2021. The increase was primarily related to legal fees incurred in connection with the rate case and acquisition related matters.

Depreciation and amortization - Depreciation and amortization expense increased $0.4 million, or 4.2%, to $9.9 million for the year ended December 31, 2022, compared to $9.5 million for the year ended December 31, 2021. The increase was primarily driven by increased depreciation due to the increase in fixed assets, partially offset by a reduction in amortization of intangible assets.

Other Expense – Other expense totaled $1.4 million for the year ended December 31, 2022 compared to $2.2 million for the year ended December 31, 2021. The improvement of $0.8 million in other expense was related to the $1.1 million increase in income associated with Buckeye growth premiums, as a result of increased meter connections in the area, combined with a decrease in interest expense of $1.2 million primarily attributable to an increase in capitalized interest for the year ended December 31, 2021. This was partially offset by $1.5 million of income recognized on the sale of a wireless communication tower in 2021 that did not recur in 2022.

Income Tax Expense – Income tax expense of $0.9 million was recorded for the year ended December 31, 2022 compared to $1.2 million for the year ended December 31, 2021. The decrease was primarily driven by the 2017 TCJA reversal of approximately $0.7 million, offset by an increase in pre-tax net income for the year ended December 31, 2022.

Net Income – Our net income totaled $5.5 million for the year ended December 31, 2022 compared to net income of $3.6 million for the year ended December 31, 2021. The $1.9 million increase was primarily attributable to organic growth, the acquisition of Las Quintas Serenas in November 2021, the recognition of approximately $0.5 million in allowance for funds used during construction ("AFUDC"), offset by an increase in operational expenses of approximately $0.6 million and an increase in approximately $1.0 million in general and administrative expenses, primarily driven by personnel related costs and increased regulatory expenses incurred due to rate case activity during 2022.

Outstanding Share Data

As of March 8, 2023, there were 23,871,046 shares of our common stock outstanding and stock based awards to acquire an additional 517,980 shares of our common stock outstanding.

Liquidity and Capital Resources

Our capital resources are provided by internally generated cash flows from operations as well as debt and equity financing. Additionally, our regulated utility subsidiaries receive advances and contributions from customers, home builders, and real estate developers to partially fund construction necessary to extend service to new areas. We use our capital resources to:

- fund operating costs;
- fund capital requirements, including construction expenditures;
- pay dividends;
- fund acquisitions;
- make debt and interest payments; and
- invest in new and existing ventures.

Our utility subsidiaries operate in rate-regulated environments in which the amount of new investment recovery may be limited. Such recovery will take place over an extended period of time because recovery through rate increases is subject to regulatory lag.

As of December 31, 2022, we have no notable near-term cash expenditures, other than the principal payments for our Series B senior secured notes in the amount of $1.9 million due in each of June and December of 2023. While specific facts and circumstances could change, we believe that we have sufficient cash on hand, the ability to draw on our $15.0 million revolving line of credit (which reflects the increased borrowing amount under this recently amended facility as discussed below), and will be able to generate sufficient cash flows to meet our operating cash flow requirements and capital expenditure plan, as well as remain in compliance with our debt covenants, for the next twelve months and beyond.

In March 2014, we initiated a dividend program to declare and pay a monthly dividend. On November 30, 2022, we announced a monthly dividend increase from $0.02458 per share ($0.29496 per share annually) to $0.02483 per share ($0.29796 per share annually). Although we expect monthly dividends will be declared and paid for the foreseeable future, the declaration of any dividends is at the discretion of our board of directors and is subject to legal requirements and debt service ratio covenant requirements (refer to "—Senior Secured Notes" and "—Revolving Credit Line").

Cash from Operating Activities

Cash flows provided by operating activities are used for operating needs and to meet capital expenditure requirements. Our future cash flows from operating activities will be affected by economic utility regulation, infrastructure investment, growth in service connections, customer usage of water, compliance with environmental health and safety standards, production costs, weather, and seasonality.

For the year ended December 31, 2022, our net cash provided by operating activities totaled $23.3 million compared to $20.4 million for the year ended December 31, 2021. The $3.0 million increase in cash from operating activities was primarily driven by the improvement in net income for the year ended December 31, 2022 compared to the year ended December 31, 2021.

Cash from Investing Activities

Our net cash used in investing activities totaled $34.2 million for the year ended December 31, 2022 compared to $20.3 million for the year ended December 31, 2021. The $13.9 million increase in cash used in investing activities was primarily driven by the increase in capital expenditures of $15.7 million, offset by a decrease of approximately $1.9 million in cash paid for acquisitions for the year ended December 31, 2022 compared to the year ended December 31, 2021.

We continue to invest capital prudently in our existing, core service areas where we are able to deploy our Total Water Management model as this includes any required maintenance capital expenditures and the construction of new water and wastewater treatment and delivery facilities. Our projected capital expenditures and other investments are subject to periodic review and revision to reflect changes in economic conditions and other factors. As a result, we may reduce capital expenditures to correspond with any decreases in demand for housing in our service areas.

Cash from Financing Activities

Our net cash provided by financing activities totaled $5.0 million for the year ended December 31, 2022, a $12.9 million change as compared to the $7.9 million in cash used in financing activities for the year ended December 31, 2021. This change was primarily driven by the $14.9 million in net proceeds received from our public offering of common stock in August 2022, partially offset by a $1.9 million principal payment for our Series B senior secured notes for the year ended December 31, 2022.

Senior Secured Notes

On June 24, 2016, we issued two series of senior secured notes with a total principal balance of $115.0 million at a blended interest rate of 4.55%. Series A carries a principal balance of $28.8 million and bears an interest rate of 4.38% over a twelve-year term, with the principal payment due on June 15, 2028. Series B carries a principal balance of $86.3 million and bears an interest rate of 4.58% over a 20-year term. Series B was interest only for the first five years, with $1.9 million principal payments paid semiannually thereafter beginning December 2021. The proceeds of the senior secured notes were primarily used to refinance our long-term tax exempt bonds, pursuant to an early redemption option at 103%, plus accrued interest, as a result of the initial public offering of our common stock in May 2016.

The senior secured notes require the Company to maintain a debt service coverage ratio of consolidated EBITDA to consolidated debt service of at least 1.10 to 1.00. Consolidated EBITDA is calculated as net income plus depreciation and amortization, taxes, interest, and other non-cash charges net of non-cash income. Consolidated debt service is calculated as interest expense, principal payments, and dividend or stock repurchases. The senior secured notes also contain a provision limiting the payment of dividends if the Company falls below a ratio of 1.25. However, for the quarter ended June 30, 2021 through the quarter ending March 31, 2024, the debt service ratio drops to 1.20. The debt service ratio increases to 1.25 for any fiscal quarter during the period from and after June 30, 2024. As of December 31, 2022, the Company was in compliance with its financial debt covenants.

Debt issuance costs as of both December 31, 2022 and 2021 were $0.5 million.

Revolving Credit Line

On April 30, 2020, the Company entered into an agreement with The Northern Trust Company, an Illinois banking corporation (the "Northern Trust Loan Agreement"), for a two-year revolving line of credit initially up to $10.0 million with an initial maturity date of April 30, 2022. This credit facility, which may be used to refinance existing indebtedness, to acquire assets to use in and/or expand the Company's business, and for general corporate purposes, initially bore an interest rate equal to the London Interbank Offered Rate (LIBOR) plus 2.00% and has no unused line fee. This credit facility replaced the previous revolving line of credit with MidFirst Bank, which was terminated in April 2020. As of December 31, 2022, we had no outstanding borrowings under this credit line.

On April 30, 2021, the Company and The Northern Trust Company entered into an amendment to the Northern Trust Loan Agreement pursuant to which, among other things, the maturity date for the revolving line of credit was extended to April 30, 2024.

On July 26, 2022, the Company and The Northern Trust Company entered into a second amendment to the Northern Trust Loan Agreement, which, among other things, further extended the maturity date for the revolving line of credit to July 1, 2024, increased the maximum principal amount available for borrowing to $15.0 million and replaced the LIBOR interest rate provisions. Refer to Note 1 – "Basis of Presentation, Corporate Transactions, Significant Accounting Policies, and Recent Accounting Pronouncements - Corporate Transactions - Revolving Line of Credit" of the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this report for additional information.

Similar to the senior secured notes, the Northern Trust Loan Agreement requires the Company to maintain a debt service coverage ratio of consolidated EBITDA to consolidated debt service of at least 1.10 to 1.00. The Northern Trust Loan Agreement also contains a provision limiting the payment of dividends if the Company falls below a debt service ratio of 1.25. However, for the quarter ended June 30, 2021 through the quarter ending March 31, 2024, the debt service ratio drops to 1.20. Additionally, the Northern Trust Loan Agreement contains certain restrictive covenants that limit, among other things, the Company's ability to: create liens and other encumbrances; incur additional indebtedness; merge, liquidate or consolidate with another entity; dispose of or transfer assets; make distributions or other restricted payments (including dividends); engage in certain affiliate transactions; and change the nature of the business. The foregoing covenants are subject to various qualifications and limitations as set forth in the Northern Trust Loan Agreement. Pursuant to the Northern Trust Loan Agreement, the revolving credit facility is subject to certain customary events of default after which the revolving credit facility could be declared due and payable if not cured within the grace period or, in certain circumstances, could be declared due and payable immediately. Refer to Note 11 — "Debt" of the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this report for additional information. As of December 31, 2022, the Company was in compliance with its financial debt covenants.

As of December 31, 2022, the Company had no outstanding borrowings under this credit line with The Northern Trust Company. The Company incurred $0 and $95,000 in debt issuance costs relating to the Northern Trust Loan Agreement as of December 31, 2022 and December 31, 2021, respectively.

Financing Activity

On August 1, 2022, the Company completed a public offering of 1,150,000 shares of common stock at a public offering price of $13.50 per share, which included 150,000 shares issued and sold to the underwriter following the exercise in full of its option to purchase additional shares of common stock. The Company received net proceeds of approximately $14.9 million from the offering after deducting underwriting discounts and commissions and offering expenses paid by the Company.

Contractual Obligations

In the course of normal business activities, the Company enters into a variety of contractual obligations and commitments. Some result in direct obligations on the Company's balance sheet while others are firm commitments or commitments based on uncertainties and undetermined execution times.

The following table summarizes our contractual cash obligations as of December 31, 2022 (in thousands):

		Payments Due By Period			
	Total	Less than 1 Year	2 - 3 Years	3 - 5 Years	More than 5 Years
Long term debt obligations	$ 108,778	$ 3,789	$ 7,578	$ 7,578	$ 89,833
Interest on long-term debt [1]	$ 41,293	4,902	9,278	8,576	18,537
Finance lease obligation	$ 597	200	294	103	—
Operating lease obligation	$ 1,663	285	713	665	—
Total [2]	$ 152,331	$ 9,176	$ 17,863	$ 16,922	$ 108,370

(1) Interest on the long-term debt is based on the fixed rates of the Company's senior secured notes.

(2) In addition to these obligations, the Company pays annual refunds on AIAC over a specific period of time based on operating revenues generated from developer-installed infrastructure. The refund amounts are considered an investment in infrastructure and eligible for inclusion in future rate base. These refund amounts are not included in the above table because the refund amounts and timing are dependent upon several variables, including new customer connections, customer consumption levels, and future rate increases, which cannot be accurately estimated. Portions of these refund amounts are payable annually over the next two decades, and amounts not paid by the contract expiration dates become nonrefundable and are transferred to CIAC.

Insurance Coverage

We carry various property, casualty, and financial insurance policies with limits, deductibles, and exclusions consistent with industry standards. However, insurance coverage may not be adequate or available to cover unanticipated losses or claims. We are self-insured to the extent that losses are within the policy deductible or exceed the amount of insurance maintained. Such losses could have a material adverse effect on our short-term and long-term financial condition and the results of operations and cash flows.

Critical Accounting Policies, Judgments, and Estimates

The application of critical accounting policies is particularly important to our financial condition and results of operations and provides a framework for management to make significant estimates, assumptions, and other judgments. Additionally, our financial condition, results of operations, and cash flow are impacted by the methods, assumptions, and estimates used in the application of critical accounting policies. Although our management believes that these estimates, assumptions, and other judgments are appropriate, they relate to matters that are inherently uncertain and that may change in subsequent periods. Accordingly, changes in the estimates, assumptions, and other judgments applied to these accounting policies could have a significant impact on our financial condition and results of operations as reflected in our financial statements.

Accounting for Rate Regulation

Because the Company's subsidiaries are regulated businesses, the Company is subject to the authoritative guidance for accounting for the effects of certain types of regulation. Application of this guidance requires accounting for certain transactions in accordance with regulations adopted by the ACC. Utility companies defer costs and credits on the balance sheet as regulatory assets and liabilities when it is probable that those costs and credits will be recognized in the ratemaking process in a period different from the period in which they would have been reflected in income by an unregulated company. These deferred regulatory assets and liabilities are then reflected in the income statement in the period in which the same amounts are reflected in the rates charged for service.

When our regulated subsidiaries file rate cases, their capital assets, operating costs and other matters are subject to review, and disallowances may occur, and the Company may be required to write-off related regulatory assets that are not specifically recoverable and determine if other assets might be impaired. See Note 2 – "Regulatory Decision and Related Accounting and Policy Changes" of the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this report for more information regarding our rate proceedings. Management continually evaluates the anticipated recovery, settlement or refund of regulatory assets, liabilities, and revenues subject to refund and provides for allowances and/or reserves that it believes to be necessary. In the event that management's assessment as to the probability of the inclusion in the ratemaking process is incorrect, the associated regulatory asset or liability will be adjusted to reflect the change in assessment or the impact of regulatory approval of rates.

Income Taxes

Estimation of income taxes includes an evaluation of the recoverability of deferred tax assets based on an assessment of the Company's ability to utilize the underlying future tax deductions against future taxable income before they expire. The Company's assessment is based upon existing tax laws and estimates of future taxable income. If the assessment of the Company's ability to utilize the underlying future tax deductions changes, the Company would be required to recognize fewer of the tax deductions as assets, which would increase the income tax expense in the period in which the determination is made. Additionally, an evaluation of the recoverability of deferred tax gains is based on an assessment of the Company's ability to fully utilize the deferred tax gain before it expires. The Company's assessment is based upon the ability to acquire qualifying properties. If the assessment of the Company's ability to fully utilize the deferred tax gain changes, the Company would be required to recognize income tax expense in the period in which the deferred tax gain expires.

Recent Accounting Pronouncements

A discussion of recently issued and recently issued but not yet adopted accounting pronouncements is included in Note 1 – "Basis of Presentation, Corporate Transactions, Significant Accounting Policies, and Recent Accounting Pronouncements - Corporate Transactions - Revolving Line of Credit" of the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this report and is incorporated herein by reference.

Off Balance Sheet Arrangements

As of December 31, 2022 and 2021, we did not have any off-balance sheet arrangements.

Item 7A. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable

ITEM 8.   **FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm (PCAOB ID No. 34)   56
Consolidated Balance Sheets as of December 31, 2022 and 2021   58
Consolidated Statements of Operations for the Years ended December 31, 2022 and 2021   59
Consolidated Statements of Shareholders' Equity for the Years ended December 31, 2022 and 2021   60
Consolidated Statements of Cash Flows for the Years ended December 31, 2022 and 2021   61
Notes to Consolidated Financial Statements   63

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Global Water Resources, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Global Water Resources, Inc. and subsidiaries (the "Company") as of December 31, 2022 and 2021 the related consolidated statements of operations, shareholders' equity, and cash flows, for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Regulatory Matters - Impact of Rate Regulation on the Financial Statements — Refer to Note 2 to the financial statements

Critical Audit Matter Description

The Company’s regulated utilities are subject to rate regulation by the Arizona Corporation Commission (the “ACC”), and are therefore subject to Accounting Standards Codification Topic 980, Regulated Operations (“ASC 980”). In accordance with ASC 980, rates charged to water and wastewater service customers in Arizona are intended to recover the costs of the provision of service plus a reasonable return in the same period. Management has determined it meets the requirements under accounting principles generally accepted in the United States of America to prepare its financial statements applying the specialized rules to account for the effects of cost-based rate regulation. Accounting for the economics of rate regulation impacts multiple financial statement line items and disclosures, such as property, plant, and equipment; regulatory assets and liabilities; revenues; operation and maintenance expense; and depreciation expense.

The ACC establishes rates that are designed to permit the recovery of the cost of service and a return on investment. Decisions to be made by the ACC in the future will impact the accounting for regulated operations, including decisions about the amount of allowable costs and return on invested capital included in rates and any refunds that may be required. While the Company has indicated it expects to recover costs from customers through regulated rates, there is a risk that the ACC will not approve: (1) full recovery of the costs of providing utility service, or (2) full recovery of all amounts invested in the utility business and a reasonable return on that investment.

We identified the impact of rate regulation as a critical audit matter due to the significant judgments that underlie the Company's regulatory account balances and disclosures and the high degree of subjectivity involved in assessing the impact of future regulatory orders on the financial statements. Management judgments include assessing the likelihood of (1) recovery in future rates of incurred costs, and (2) a refund to customers. Given that management's accounting judgments are based on assumptions about the outcome of future regulatory decisions and interpretation of new or revised regulatory decisions, auditing these judgments required specialized knowledge of accounting for rate regulation and the rate setting process due its inherent complexities and pervasive impact on the financial statements.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the uncertainty of future decisions by the ACC included the following, among others:

- We read relevant regulatory orders and settlements issued by the ACC for the Company and other public utilities in Arizona, regulatory statutes, interpretations, procedural memorandums, filings made by interveners and utilities, and other publicly available information to assess the likelihood of recovery in future rates or of a future reduction in rates based on precedents of the ACC's treatment of similar costs under similar circumstances.

- We obtained supporting documentation from management, as appropriate, regarding probability of recovery for regulatory assets or refund or future reduction in rates for regulatory liabilities not yet addressed in a regulatory order to assess management's assertion that amounts are probable of recovery or a future reduction in rates.

- We evaluated the Company's disclosures related to the impacts of rate regulation, including the balances recorded and regulatory developments.

/s/ DELOITTE & TOUCHE LLP

Tempe, Arizona
March 8, 2023

We have served as the Company's auditor since 2003.

GLOBAL WATER RESOURCES, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	December 31, 2022	December 31, 2021
ASSETS		
PROPERTY, PLANT AND EQUIPMENT:		
Land	$ 1,480	$ 1,338
Depreciable property, plant and equipment	344,043	313,700
Construction work-in-progress	66,039	53,511
Other	697	697
Less accumulated depreciation	(124,522)	(113,380)
Net property, plant and equipment	287,737	255,866
CURRENT ASSETS:		
Cash and cash equivalents	6,561	12,637
Accounts receivable — net	2,139	1,994
Customer payments in-transit	462	201
Unbilled revenue	2,557	2,510
Taxes, prepaid expenses, and other current assets	2,439	1,645
Total current assets	14,158	18,987
OTHER ASSETS:		
Goodwill	4,957	5,730
Intangible assets — net	10,139	10,339
Regulatory asset	3,169	2,336
Restricted cash	1,001	806
Right-of-use asset	1,891	—
Other noncurrent assets	34	10
Total other assets	21,191	19,221
TOTAL ASSETS	$ 323,086	$ 294,074
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 2,173	$ 2,120
Accrued expenses	8,056	9,191
Customer and meter deposits	1,682	1,646
Long-term debt — current portion	3,833	3,833
Leases — current portion	505	142
Total current liabilities	16,249	16,932
NONCURRENT LIABILITIES:		
Long-term debt	104,945	108,734
Long-term lease liabilities	1,616	199
Deferred revenue - ICFA	20,974	19,035
Regulatory liability	6,371	7,421
Advances in aid of construction	93,656	84,578
Contributions in aid of construction — net	26,404	21,326
Deferred income tax liabilities, net	5,949	3,269
Acquisition liability	1,773	1,773
Other noncurrent liabilities	755	778
Total noncurrent liabilities	262,443	247,113
Total liabilities	278,692	264,045
Commitments and contingencies (Refer to Note 15)		
SHAREHOLDERS' EQUITY:		
Common stock, $0.01 par value, 60,000,000 shares authorized; 24,095,139 and 22,832,013 shares issued as of December 31, 2022 and December 31, 2021, respectively.	239	228
Treasury stock, 224,093 and 182,445 shares at December 31, 2022 and December 31, 2021, respectively.	(2)	(2)
Paid in capital	44,157	29,803
Retained earnings	—	—
Total shareholders' equity	44,394	30,029
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 323,086	$ 294,074

See accompanying notes to the consolidated financial statements

GLOBAL WATER RESOURCES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)

		Year Ended December 31,		
		2022		**2021**
REVENUES:				
Water services	$	20,885	$	18,944
Wastewater and recycled water services		23,843		22,241
Unregulated revenues		—		729
Total revenues		44,728		41,914
OPERATING EXPENSES:				
Operations and maintenance		10,889		10,299
General and administrative		16,130		15,146
Depreciation and amortization		9,890		9,490
Total operating expenses		36,909		34,935
OPERATING INCOME		7,819		6,979
OTHER INCOME (EXPENSE):				
Interest income		65		19
Interest expense		(4,036)		(5,201)
Other		2,592		2,962
Total other expense		(1,379)		(2,220)
INCOME BEFORE INCOME TAXES		6,440		4,759
INCOME TAX BENEFIT (EXPENSE)		(934)		(1,150)
NET INCOME	$	5,506	$	3,609
Basic earnings per common share	$	0.24	$	0.16
Diluted earnings per common share	$	0.24	$	0.16
Dividends declared per common share	$	0.30	$	0.29
Weighted average number of common shares used in the determination of:				
Basic		23,172,733		22,619,469
Diluted		23,332,356		22,902,970

See accompanying notes to the consolidated financial statements

GLOBAL WATER RESOURCES, INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(in thousands, except share and per share amounts)

	Common Stock Shares	Common Stock	Treasury Stock Shares	Treasury Stock	Paid-in Capital	Retained Earnings	Total Equity
BALANCE - December 31, 2020	22,690,477	227	(102,711)	(1)	31,962	—	32,188
Dividend declared $0.29 per share	—	—	—	—	(3,000)	(3,609)	(6,609)
Issuance of Common Stock	54,163	—	—	—	—	—	—
Treasury stock	—	—	(79,734)	(1)	3	—	2
Stock option exercise	87,373	1	—	—	—	—	1
Stock compensation	—	—	—	—	838	—	838
Net income	—	—	—	—	—	3,609	3,609
BALANCE - December 31, 2021	22,832,013	228	(182,445)	(2)	29,803	—	30,029
Dividend declared $0.30 per share	—	—	—	—	(1,383)	(5,506)	(6,889)
Issuance of common stock	1,150,000	11	—	—	14,782	—	14,793
Treasury Stock	—	—	(41,648)	—	304	—	304
Stock option exercise	113,126	—	—	—	22	—	22
Stock compensation	—	—	—	—	629	—	629
Net income	—	—	—	—	—	5,506	5,506
BALANCE - December 31, 2022	24,095,139	239	(224,093)	(2)	44,157	—	44,394

See accompanying notes to the consolidated financial statements

GLOBAL WATER RESOURCES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,	
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	5,506	$ 3,609
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred compensation	1,529	2,884
Depreciation and amortization	9,889	9,490
Right of use amortization	182	—
Amortization of deferred debt issuance costs and discounts	44	90
(Gain) Loss on disposal of fixed assets	4	18
Provision for doubtful accounts receivable	103	86
Deferred income tax expense	1,367	(307)
Accounts receivable	(248)	82
Other current assets	210	(1,076)
Accounts payable and other current liabilities	(1,830)	415
Other noncurrent assets	387	(300)
Other noncurrent liabilities	6,193	5,395
Net cash provided by operating activities	23,336	20,386
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures	(33,984)	(18,250)
Cash paid for acquisitions, net of cash acquired	(180)	(2,068)
Other cash flows from investing activities	(24)	(1)
Net cash used in investing activities	(34,188)	(20,319)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid	(6,889)	(6,609)
Advances in aid of construction	2,344	3,817
Refunds of advances for construction	(1,140)	(1,007)
Refunds of developer taxes	—	(1,364)
Proceeds from stock option exercise	3	4
Payments for taxes related to net shares settlement of equity awards	(585)	(656)
Principal payments under finance lease	—	(147)
Loan repayments	259	(4)
Repayments of bond	(3,833)	(1,917)
Proceeds from sale of stock	14,812	—
Debt issuance costs paid	—	(46)
Net cash provided by (used in) financing activities	4,971	(7,929)
INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	(5,881)	(7,862)
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH — Beginning of period	13,443	21,305
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH – End of period	7,562	13,443

See accompanying notes to the consolidated financial statements

Supplemental disclosure of cash flow information:

	Year Ended December 31,	
	2022	**2021**
Cash and cash equivalents	$ 6,561	$ 12,637
Restricted Cash	1,001	806
Total cash, cash equivalents, and restricted cash	$ 7,562	$ 13,443

1. DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION, CORPORATE TRANSACTIONS, SIGNIFICANT ACCOUNTING POLICIES, AND RECENT ACCOUNTING PRONOUNCEMENTS

Description of Business

GWRI is a holding company that currently owns and operates twenty-nine water and wastewater systems in strategically targeted communities, primarily in the metropolitan areas of Phoenix and Tucson, Arizona. Serving more than 74,000 people in approximately 29,000 homes within our 397 square miles of certificated service areas as of December 31, 2022, GWRI provides water and wastewater utility services under the regulatory authority of the ACC. Approximately 91.0% of the active service connections are customers of Global Water - Santa Cruz Water Company, Inc. ("Santa Cruz") and Global Water - Palo Verde Utilities Company, Inc. ("Palo Verde") utilities, which are located within a single service area.

Basis of Presentation and Principles of Consolidation

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of GWRI and its subsidiaries. All significant intercompany account balances and transactions have been eliminated in consolidation.

The Company prepares its financial statements in accordance with the rules and regulations of the Securities and Exchange Commission ("SEC"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Corporate Transactions

ACC Rate Case

On July 27, 2022, the ACC issued Rate Decision No. 78644 relating to the Company's recent rate case. Pursuant to Rate Decision No. 78644, the ACC approved, among other things, a collective annual revenue requirement increase of approximately $2.2 million (including the acquisition premiums discussed below) based on 2019 test year service connections, and phased-in over approximately two years.

The ACC also approved: (i) the consolidation of water and/or wastewater rates to create economies of scale that are beneficial to all customers when rates are consolidated.; (ii) acquisition premiums relating to the Company's acquisitions of its Red Rock and Turner Ranches utilities, which increase the rate base for such utilities and result in an increase in the annual collective revenue requirement; (iii) the Company's ability to annually adjust rates to flow through changes in property tax expense and/or changes in income tax expense, without the necessity of a rate case proceeding; and (iv) a sustainable water surcharge, which will allow semiannual surcharges to be added to customer bills based on verified costs of new water resources.

Refer to Note 2 – "Regulatory Decision and Related Accounting and Policy Changes" for additional information.

Public Offering of Common Stock

On August 1, 2022, the Company completed a public offering of 1,150,000 shares of common stock at a public offering price of $13.50 per share, which included 150,000 shares issued and sold to the underwriter following the exercise in full of its option to purchase additional shares of common stock. The Company received net proceeds of approximately $14.9 million from the offering after deducting underwriting discounts and commissions and offering expenses paid by the Company. Certain directors and/or their affiliates purchased an aggregate of the 652,000 shares of common stock at the public offering price.

Recent Acquisitions

On April 14, 2022, the Company signed a definitive agreement to acquire Farmers Water Co., an operator of a water utility with service area in Pima County, Arizona. On February 1, 2023, the Company completed the acquisition of Farmers Water Co. Refer to Note 16 - "Subsequent Event" for additional information.

On January 20, 2022, the Company acquired the assets of Rincon Water Company, Inc., a water utility in Pima County, Arizona. The acquisition added an additional 73 connections and approximately 8.6 square miles of service area at the time of acquisition.

On January 13, 2022, the Company acquired the assets of Twin Hawks Utility, Inc., a water utility in Pinal County, Arizona. The acquisition added an additional 18 connections and approximately 0.5 square miles of service area at the time of acquisition.

On November 3, 2021, the Company completed the stock acquisition by merger of Las Quintas Serenas Water Company, Inc. ("Las Quintas"), an operator of a water utility with service area in Pima County, Arizona, adding 1,100 connections with approximately 2.5 square miles of service area at the time of acquisition.

Stipulated Condemnation of the Operations and Assets of Valencia Water Company, Inc.

On July 14, 2015, the Company closed the stipulated condemnation to transfer the operations and assets of Valencia Water Company, Inc. ("Valencia") to the City of Buckeye. Terms of the condemnation were agreed upon through a settlement agreement and stipulated final judgment of condemnation wherein the City of Buckeye acquired all the operations and assets of Valencia and assumed operation of the utility upon close. The City of Buckeye is obligated to pay the Company a growth premium equal to $3,000 for each new water meter installed within Valencia's prior service areas in the City of Buckeye, for a 20-year period ending December 31, 2034, subject to a maximum payout of $45.0 million over the term of the agreement. The Company received growth premiums of $2.5 million and $1.4 million for the years ended December 31, 2022 and 2021, respectively.

Significant Accounting Policies

Regulation

Our regulated utilities and certain other balances are subject to regulation by the ACC and are therefore subject to Accounting Standards Codification Topic 980, *Regulated Operations* ("ASC 980") (See Note 2 – "Regulatory Decision and Related Accounting and Policy Changes").

Property, Plant, and Equipment

Property, plant, and equipment is stated at cost less accumulated depreciation provided on a straight-line basis (See Note 5 – "Property, Plant, and Equipment").

Depreciation rates for asset classes of utility property, plant, and equipment are established by the ACC. The cost of additions, including betterments and replacements of units of utility fixed assets are charged to utility property, plant, and equipment. When units of utility property are replaced, renewed, or retired, their cost plus removal or disposal costs, less salvage proceeds, is charged to accumulated depreciation.

For non-utility property, plant, and equipment, depreciation is calculated by the straight-line method over the estimated useful lives of depreciable assets. Cost and accumulated depreciation for non-utility property, plant, and equipment retired or disposed of are removed from the accounts and any resulting gain or loss is included in earnings.

In addition to third party costs, direct personnel costs and indirect construction overhead costs may be capitalized. Interest incurred during the construction period is also capitalized as a component of the cost of the constructed assets, which represents the cost of debt and equity associated with construction activity. Expenditures for maintenance and repairs are charged to expense.

Revenue Recognition—Water Services

Water services revenues are recorded when service is rendered or water is delivered to customers. However, in addition to the monthly basic service charge, the determination and billing of water sales to individual customers is based on the reading of their meters, which occurs on a systematic basis throughout the month. At the end of each reporting period, amounts of water delivered to customers since the date of the last meter reading are estimated and the corresponding unbilled revenue is recorded.

Water connection fees are the fees associated with the application process to set up a customer to receive utility service on an existing water meter. These fees are approved by the ACC through the regulatory process and are set based on the costs incurred to establish services including the application process, billing setup, initial meter reading, and service transfer. Because the amounts charged for water connection fees are set by our regulator and not negotiated in conjunction with the pricing of ongoing water service, the connection fees represent the culmination of a separate earnings process and are recognized when the service is provided. For both the years ended December 31, 2022 and 2021, the Company recognized $0.3 million in connection fees.

Meter installation fees are the fees charged to developers or builders associated with installing new water meters. Certain fees for meters are regulated by the ACC, and are refundable to the end customer over a period of time. Refundable meter installation fees are recorded as a liability upon receipt.

Revenue Recognition—Wastewater and Recycled Water Services

Wastewater and recycled water services revenues are generally recognized when service is rendered. Wastewater services are billed at a fixed monthly amount per connection, and recycled water services are billed monthly based on volumetric fees.

Revenue Recognition—Unregulated Revenues

Unregulated revenues represent those revenues that are not subject to the ratemaking process of the ACC. Unregulated revenues are limited to rental revenue and revenues resulting from certain infrastructure coordination and financing agreement arrangements ("ICFAs").

ICFAs are agreements with developers and homebuilders whereby GWRI, which owns the operating utilities, provides services to plan, coordinate, and finance the water and wastewater infrastructure that would otherwise be required to be performed or subcontracted by the developer or homebuilder. Services provided within these agreements include coordination of construction services for water and wastewater treatment facilities as well as financing, arranging, and coordinating the provision of utility services.

As these arrangements are with developers and not with the end water or wastewater customer, revenue recognition coincides with the completion of our performance obligations under the agreement with the developer and our ability to provide fitted capacity for water and wastewater service. Payments for ICFAs are usually received in advance and are recorded as deferred revenue until earned. Pursuant to Rate Decision No. 74364, as funding is received 70% of ICFAs are now recorded as a hook-up fee ("HUF") liability until the HUF liability is fully funded, with the remaining amount recorded as revenue once all components of revenue recognition are met (See Note 2 – "Regulatory Decision and Related Accounting and Policy Changes").

Allowance for Doubtful Accounts

Provisions are made for doubtful accounts due to the inherent uncertainty around the collectability of accounts receivable. The allowance for doubtful accounts is recorded as bad debt expense, and is classified as general and administrative expense. The allowance for doubtful accounts is determined considering the age of the receivable balance, type of customer (e.g., residential or commercial), payment history, as well as specific identification of any known or expected collectability issues (see Note 6 – "Accounts Receivable").

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments in debt instruments with an original maturity of three months or less.

Restricted Cash

Restricted cash represents cash deposited relating to HUF tariffs and asset retirement obligations. The following table summarizes the restricted cash balance as of December 31, 2022 and 2021 (in thousands):

	December 31, 2022	December 31, 2021
HUF funds	$ 161	$ 16
Certificate of deposits	$ 840	790
	$ 1,001	$ 806

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company's valuation allowance totaled zero as of December 31, 2022 and 2021 (see Note 12 – "Income Taxes").

We evaluate uncertain tax positions using a two-step approach. Recognition (step one) occurs when we conclude that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) determines the amount of benefit that more-likely-than-not will be realized upon settlement. Derecognition of a tax position that was previously recognized would occur when we subsequently determine that a tax position no longer meets the more-likely-than-not threshold of being sustained. The use of a valuation allowance as a substitute for derecognition of tax positions is prohibited, and to the extent that uncertain tax positions exist, we provide expanded disclosures.

Basic and Diluted Earnings per Common Share

Basic earnings per share ("EPS") in each period of this report were calculated by dividing net income by the weighted-average number of shares during those periods. Diluted EPS includes additional weighted-average common stock equivalents (options and restricted stock awards), if dilutive. Unless otherwise noted, the term "Earnings Per Share" refers to Basic EPS. A reconciliation of the denominator used in Basic and Diluted EPS calculations is show in the following table:

(In thousands)	December 31, 2022	December 31, 2021
Basic weighted average common shares outstanding	23,173	22,619
Effect of dilutive securities:		
2017 Option grant	106	164
2019 Option grant	26	61
2020 Restricted stock awards	27	56
2021 Restricted stock awards	—	3
Total dilutive securities	159	284
Diluted weighted average common shares outstanding	23,332	22,903
Anti-dilutive shares excluded from earnings per diluted shares (1)	185	—

(1) Shares were excluded from the dilutive-effect calculation because the outstanding awards' exercise prices were greater than the average market price of the Company's common stock.

Refer to Note 13 – "Deferred Compensation Awards" for additional information regarding the option and restricted stock grants.

Goodwill

Goodwill represents the excess purchase price over the fair value of net tangible and identifiable intangible assets acquired through acquisitions. Goodwill is not amortized, it is instead tested for impairment annually, or more often if circumstances indicate a possible impairment may exist. As required, we evaluate goodwill for impairment annually, and do so as of November 1 of each year, and at an interim date if indications of impairment exist. When testing goodwill for impairment, we may assess qualitative factors, including macroeconomic conditions, industry and market considerations, overall financial performance, and entity specific events to determine whether it is more likely than not that the fair value of an operating and reportable segment is less than its carrying amount. We utilize internally developed discounted future cash flow models, third-party appraisals, or broker valuations to determine the fair value of the reporting unit. Under the discounted cash flow approach, we utilize various assumptions requiring judgment, including projected future cash flows, discount rates, and capitalization rates. Our estimated future cash flows are based on historical data, internal estimates, and external sources. We then compare the estimated fair value to the carrying value. If the carrying value is in excess of the fair value, an impairment charge is recorded to asset impairments within our consolidated statement of operations in the amount by which the reporting unit's carrying value exceeds its fair value, limited to the carrying value of goodwill. Refer to Note 7 — "Goodwill and Intangible Assets" for additional information about goodwill.

Intangible Assets

Intangible assets not subject to amortization consist of certain permits expected to be renewable indefinitely, water rights, and certain service areas acquired in transactions which did not meet the definition of business combinations for accounting purposes, and are considered to have indefinite lives. Intangible assets with indefinite lives are not amortized but are tested for impairment annually, or more often if certain circumstances indicate a possible impairment may exist. Amortized intangible assets consist primarily of acquired ICFA contract rights. Refer to Note 2 – "Regulatory Decision and Related Accounting and Policy Changes" for additional information about ICFAs.

Impairment of Long-Lived Assets

Management evaluates the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If an indicator of possible impairment exists, an undiscounted cash flow analysis would be prepared to determine whether there is an actual impairment. Measurement of the impairment loss is based on the fair value of the asset. Generally, fair value will be determined using appraisals or valuation techniques such as the present value of expected future cash flows.

Debt Issuance Costs

In connection with the issuance of some of our long-term debt, we have incurred legal and other costs that we believe are directly attributable to realizing the proceeds of the debt issued. These costs are netted against long-term debt and amortized as interest expense using the effective interest method over the term of the respective debt. Amortization of debt issuance costs and discounts totaled approximately $0.04 million for the year ended December 31, 2022 and approximately $0.09 million for the year ended December 31, 2021, respectively.

Advances in Aid of Construction ("AIAC") and Contributions in Aid of Construction ("CIAC")

The Company has various agreements with developers, whereby funds, water line extensions, or wastewater line extensions are provided to the Company by the developers and are considered refundable AIAC. These AIAC are non-interest-bearing and are subject to refund to the developers through annual payments that are computed as a percentage of the total annual gross revenue earned from customers connected to utility services constructed under the agreement over a specified period. Upon the expiration of the agreements' refunding period, the remaining balance of the AIAC becomes nonrefundable and at that time is considered CIAC. CIAC are amortized as a reduction of depreciation expense over the estimated remaining life of the related utility plant. For rate-making purposes, utility plant funded by AIAC or CIAC are excluded from rate base. There was no AIAC balance transferred to CIAC for the years ended December 31, 2022 or December 31, 2021.

Fair Value of Financial Instruments

The carrying values of cash equivalents, accounts receivables, and accounts payable approximate fair value due to the short-term maturities of these instruments. See Note 11 – "Debt" for information as to the fair value of our long-term debt. Our refundable AIAC have a carrying value of $93.7 million and $84.6 million as of December 31, 2022 and 2021, respectively. Portions of these non-interest-bearing instruments are payable annually through 2032 and amounts not paid by the contract expiration dates become nonrefundable. Their relative fair values cannot be accurately estimated because future refund payments depend on several variables, including new customer connections, customer consumption levels, and future rate increases. However, the fair value of these amounts would be less than their carrying value due to the non-interest-bearing feature.

Segments

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker ("CODM") in deciding how to allocate resources and in assessing operating performance. In consideration of ASC 280—*Segment Reporting* the Company notes it is not organized around specific products and services, geographic regions, or regulatory environments. The Company currently operates in one geographic region within the State of Arizona, wherein each operating utility operates within the same regulatory environment.

While the Company reports its revenue, disaggregated by service type, on the face of its Statements of Operations, the Company does not manage the business based on any performance measure at the individual revenue stream level. The Company does not have any customers that contribute more than 10% to the Company's revenues or revenue streams. Additionally, the Company notes that the CODM uses consolidated financial information to evaluate the Company's performance, which is the same basis on which he communicates the Company's results and performance to the Board of Directors. It is upon this consolidated basis from which he bases all significant decisions regarding the allocation of the Company's resources on a consolidated level. Based on the information described above and in accordance with the applicable literature, management has concluded that the Company is currently organized and operated as one operating and reportable segment.

Recent Accounting Pronouncements

Recently Adopted Accounting Standards

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, *Leases* (Topic 842) ("ASU 2016-02", or "ASC 842"). ASC 842 requires lessees to record a right-of-use asset and corresponding lease obligation for lease arrangements with a term of greater than twelve months and requires additional disclosures about leasing arrangements. The Company implemented ASC 842 on January 1, 2021. The implementation did not result in material changes to our consolidated financial statements. Refer to Note 4 — "Leases" for additional information.

In August 2018, the FASB issued ASU 2018-15, *Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract* (Topic 350) ("ASU 2018-15"). ASU 2018-15 amends ASC 350 to include in its scope implementation costs of a Cloud Computing Arrangement ("CCA") that is a service contract and clarifies that a customer should apply ASC 350-40 to determine which implementation costs should be capitalized in a CCA that is considered a service contract. The Company implemented ASU 2018-15 on January 1, 2021. The implementation did not result in material changes to our consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, *Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment* ("ASU 2017-04"). ASU 2017-04 eliminates Step 2 from the impairment test which requires entities to determine the implied fair value of goodwill to measure if any impairment expense is necessary. Instead, entities will record impairment expenses based on the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The Company implemented ASU 2017-04 on January 1, 2021. The implementation did not result in material changes to our consolidated financial statements.

2. REGULATORY DECISION AND RELATED ACCOUNTING AND POLICY CHANGES

Our regulated utilities and certain other balances are subject to regulation by the ACC and meet the requirements for regulatory accounting found within ASC 980, *Regulated Operations*.

In accordance with ASC 980, rates charged to utility customers are intended to recover the costs of the provision of service plus a reasonable return in the same period. Changes to the rates are made through formal rate applications with the ACC, which we have done for all of our operating utilities and which are described below.

On July 27, 2022, the ACC issued Rate Decision No. 78644 relating to the Company's recent rate case. Pursuant to Rate Decision No. 78644, the ACC approved, among other things, a collective annual revenue requirement increase of approximately $2.2 million, (including the acquisition premiums discussed below) based on 2019 test year service connections, and phased-in over approximately two years, as follows:

	Incremental		Cumulative	
August 1, 2022	$	1,457,462	$	1,457,462
January 1, 2023	$	675,814	$	2,133,277
January 1, 2024	$	98,585	$	2,231,861

To the extent that the number of active service connections has increased and continues to increase from 2019 levels, the additional revenues may be greater than the amounts set forth above. On the other hand, if active connections decrease or the Company experiences declining usage per customer, the Company may not realize all of the anticipated revenues.

Rate Decision No. 78644 also addressed the primary impacts of the TCJA on the Company, which is the reduction of the federal income tax rate from 35 percent to 21 percent beginning on January 1, 2018. The TCJA required the Company to re-measure all existing deferred income tax assets and liabilities to reflect the reduction in the federal tax rate. For the Company's regulated entities, substantially all of the change in deferred income taxes is recorded as an offset to either a regulatory asset or liability because the impact of changes in the rates are expected to be recovered from or refunded to customers.

On September 20, 2018, the ACC issued Rate Decision No. 76901, which set forth the reductions in revenue for our Santa Cruz, Palo Verde, Greater Tonopah, and Northern Scottsdale utilities due to the TCJA. Rate Decision No. 76901 adopted a phase-in approach for the reductions to match the phase-in of our revenue requirements under Rate Decision No. 74364. In 2021, the final year of the phase-in, the aggregate annual reductions in revenue for our Santa Cruz, Palo Verde, Greater Tonopah, and Northern Scottsdale utilities were approximately $415,000, $669,000, $16,000, and $5,000, respectively. The ACC also approved a carrying cost of 4.25% on regulatory liabilities resulting from the difference of the fully phased-in rates to be applied in 2021 versus the years leading up to 2021 (i.e., 2018 through 2020).

Rate Decision No. 76901, however, did not address the impacts of the TCJA on accumulated deferred income taxes ("ADIT"), including excess ADIT ("EADIT"). Subsequently, Rate Decision No. 78644 approved an adjustor mechanism for income taxes. The adjustor mechanism permits the Company to flow through potential changes to state and federal income tax rates as well as refund or collect funds related to TCJA.

The ACC also approved:

(i) the consolidation of water and/or wastewater rates to create economies of scale that are beneficial to all customers when rates are consolidated;

(ii) acquisition premiums relating to the Company's acquisitions of its Red Rock and Turner Ranches utilities, which increase the rate base for such utilities and result in an increase in the annual collective revenue requirement included in the table above;

(iii) the Company's ability to annually adjust rates to flow through certain changes in tax expense, primarily related to income taxes, without the necessity of a rate case proceeding; and

(iv) a sustainable water surcharge, which will allow semiannual surcharges to be added to customer bills based on verified costs of new water resources.

Finally, Rate Decision No. 78644 requires the Company to work with ACC staff and the Residential Utility Consumer Office to prepare a Private Letter Ruling request to the Internal Revenue Service ("IRS") to clarify whether the failure to eliminate the deferred taxes attributable to assets condemned in a transaction governed by Section 1033 of the Internal Revenue Code ("IRC") would violate the normalization provisions of Section 168(i)(9) of the IRC. If the IRS accepts the request and issues its ruling, a copy must be provided to the ACC. Within 90 days after providing the ruling to the ACC, ACC Staff shall prepare, for ACC consideration, a memorandum and proposed order regarding guidance issued within the Private Letter Ruling. This may result in further action by the ACC, which we are unable to predict due to the uncertainties involved, that could have an adverse impact on our financial condition, results of operations and cash flows.

Certain accounting implications related to Rate Decision No. 78644 were recognized and recorded as of June 30, 2022, and are as follows:

- Reclassification of Red Rock Water, Red Rock Wastewater, and Turner Ranches acquisition premiums of approximately $0.8 million in the aggregate from goodwill to regulatory assets to be included in rate base. The premiums are to be amortized over 25 years.

- Reversal of the 2017 TCJA tax reform regulatory liability of approximately $0.8 million, which was recorded as a reduction to income tax expense for approximately $0.7 million, and as a reduction to interest expense for approximately $0.1 million.

- Write-off of approximately $0.3 million in capitalized rate case costs.

Infrastructure Coordination and Financing Agreements – ICFAs are agreements with developers and homebuilders whereby GWRI, the indirect parent of the operating utilities, provides services to plan, coordinate, and finance the water and wastewater infrastructure that would otherwise be required to be performed or subcontracted by the developer or homebuilder.

Under the ICFAs, GWRI has a contractual obligation to ensure physical capacity exists through its regulated utilities for water and wastewater to the landowner/developer when needed. This obligation persists regardless of connection growth. Fees for these services are typically a negotiated amount per equivalent dwelling unit for the specified development or portion of land. Payments are generally due in installments, with a portion due upon signing of the agreement, a portion due upon completion of certain milestones, and the final payment due upon final plat approval or sale of the subdivision. The payments are non-refundable. The agreements are generally recorded against the land with the appropriate recorder's office and must be assumed in the event of a sale or transfer of the land. The regional planning and coordination of the infrastructure in the various service areas has been an important part of GWRI's business model.

Rate Decision No. 74364 prescribes that of the ICFA funds received, approximately 70% of the ICFA funds will be recorded in the associated utility subsidiary as a hook-up fee ("HUF") liability, with the remaining 30% to be recorded as deferred revenue, which the Company accounts for in accordance with the Company's ICFA revenue recognition policy. A HUF tariff, specifying the dollar value of a HUF for each utility, was approved by the ACC as part of Rate Decision No. 74364. The Company is responsible for assuring the full HUF value is paid from ICFA proceeds, and recorded in its full amount, even if it results in recording less than 30% of the ICFA fee as deferred revenue.

The Company accounts for the portion allocated to the HUF as a CIAC contribution. However, in accordance with the ACC directives the CIAC is not deducted from rate base until the HUF funds are expended for utility plant. Such funds are segregated in a separate bank account and used for plant. A HUF liability is established and amortized as a reduction of depreciation expense over the useful life of the related plant once the HUF funds are utilized for the construction of plant. For facilities required under a HUF or ICFA, the utilities must first use the HUF moneys received, after which, it may use debt or equity financing for the remainder of construction. The Company records 30% of the funds received, up until the HUF liability is fully funded, as deferred revenue, which is to be recognized as revenue once the obligations specified within the ICFA are met, including construction of sufficient operating capacity to serve the customers for which revenue was deferred.

As of December 31, 2022 and 2021, ICFA deferred revenue recorded on the consolidated balance sheet totaled $21.0 million and $19.0 million, respectively, which represents deferred revenue recorded for ICFA funds received on contracts.

As the Company now expects to experience an economic benefit from the approximately 30% portion of future ICFA funds, 30% of the regulatory liability, or $3.4 million, was reversed in 2014. The remaining 70% of the regulatory liability, or $7.9 million, will continue to be recorded on the balance sheet.

The intangible assets amortize when the corresponding ICFA funds are received in proportion to the amount of total cash expected to be received under the underlying agreements. The recognition of amortization expense will be partially offset by a corresponding reduction of the regulatory liability.

As of December 31, 2022, the regulatory liability recorded on the consolidated balance sheet totaled $6.4 million of which $5.9 million relates to the offset of intangible assets related to ICFA contracts obtained in connection with our Santa Cruz, Palo Verde, and Sonoran acquisitions.

3. REVENUE RECOGNITION

Regulated Revenue

The Company's operating revenues are primarily attributable to regulated services based upon tariff rates approved by the ACC. Regulated service revenues consist of amounts billed to customers based on approved fixed monthly fees and consumption fees, as well as unbilled revenues estimated from the last meter reading date to the end of the accounting period utilizing historical customer data recorded as accrued revenue. The measurement of sales to customers is generally based on the reading of their meters, which occurs on a systematic basis throughout the month. At the end of each month, the Company estimates consumption since the date of the last meter reading and a corresponding unbilled revenue is recognized. The unbilled revenue estimate is based upon the number of unbilled days that month and the average daily customer billing rate from the previous month (which fluctuates based upon customer usage). The Company applies the invoice practical expedient and recognizes revenue from contracts with customers in the amount for which the Company has a right to invoice. The Company has the right to invoice for the volume of consumption, service charge, and other authorized charges.

The Company satisfies its performance obligation to provide water, wastewater, and recycled water services over time as the services are rendered. Regulated services may be terminated by the customers at will, and, as a result, no separate financing component is recognized for the Company's collections from customers, which generally require payment within 15 days of billing. The Company applies judgment, based principally on historical payment experience, in estimating its customers' ability to pay.

Total revenues do not include sales tax as we consider ourselves a pass-through conduit for collecting and remitting sales taxes.

Unregulated Revenue

Unregulated revenues represent those revenues that are not subject to the ratemaking process of the ACC. Unregulated revenues are limited to rental revenue and imputed revenues resulting from a portion of ICFA funds received. ICFAs are agreements with developers and homebuilders where the Company provides services to plan, coordinate, and finance the water and wastewater infrastructure that would otherwise be required to be performed or subcontracted by the developer or homebuilder. In return, the developers and homebuilders pay the Company an agreed-upon amount per dwelling unit for the specified development or portion of land. In addition, under ICFA agreements, the Company has a contractual obligation to ensure physical capacity exists through its regulated utilities for water and wastewater to the developer when needed. This obligation persists regardless of connection growth.

The Company believes that these services are not distinct in the context of the contract because they are highly interdependent with the Company's ability to provide fitted capacity for water and wastewater services. The Company concluded that the goods and services provided under ICFA contracts constitute a single performance obligation.

ICFA revenue is recognized at a point in time when the Company has the necessary capacity in place within its infrastructure to provide water/wastewater services to the developer. The Company exercises judgment when estimating the number of equivalent dwelling units that the Company has capacity to serve.

Disaggregated Revenues

For the years ended December 31, 2022 and 2021, disaggregated revenues from contracts with customers by major source and customer class are as follows (in thousands):

	Year Ended December 31,	
	2022	**2021**
REGULATED REVENUE		
Water Services		
Residential	$ 15,114	$ 13,697
Irrigation	2,899	2,917
Commercial	1,165	868
Construction	830	691
Other water revenues	877	771
Total water revenues	20,885	18,944
Wastewater and recycled water services		
Residential	21,346	19,743
Commercial	888	1,020
Recycled water revenues	1,242	1,132
Other wastewater revenues	367	346
Total wastewater and recycled water revenues	23,843	22,241
TOTAL REGULATED REVENUE	44,728	41,185
UNREGULATED REVENUE		
ICFA revenues	—	683
Rental revenues	—	46
TOTAL UNREGULATED REVENUE	—	729
TOTAL REVENUE	$ 44,728	$ 41,914

Contract Balances

Our contract assets and liabilities consist of the following (in thousands):

		December 31, 2022		December 31, 2021
CONTRACT ASSETS				
Accounts receivable				
Water services	$	1,179	$	1,139
Wastewater and recycled water services		1,124		987
Total contract assets[(1)]	$	2,303	$	2,126
CONTRACT LIABILITIES				
Deferred revenue - ICFA	$	20,974	$	19,035
Refund liability - regulated[(2)]		—		762
Total contract liabilities	$	20,974	$	19,797

[(1)] The increase in accounts receivable was primarily due to increased connections through organic growth and rate increases resulting from Rate Decision No. 78644. Refer to Note 2— "Regulatory Decision and Related Accounting and Policy Changes" for further details.

[(2)] The decrease in refund liability related to tax reform is due to the phase-in approach approved in Rate Decision No. 76901. Refer to Note 2— "Regulatory Decision and Related Accounting and Policy Changes" for further details.

Remaining Performance Obligations

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. Contracted revenue expected to be recognized in future periods was approximately $21.0 million and $19.0 million at December 31, 2022 and December 31, 2021, respectively. Deferred revenue - ICFA is recognized as revenue once the obligations specified within the applicable ICFA are met, including construction of sufficient operating capacity to serve the customers for which revenue was deferred. Due to the uncertainty of future events, the Company is unable to estimate when to expect recognition of deferred revenue - ICFA.

4. LEASES

On January 1, 2021, the Company adopted ASC 842 using the modified retrospective method. The Company elected the practical expedient package when scoping and identifying leases. As such, the Company has not reassessed: 1) whether any expired or existing contracts are or contain leases; 2) the lease classification for any expired or existing leases; and 3) the initial direct costs for any existing leases. The Company notes that this practical expedient applies to all expired or existing contracts as of the effective date of the Company's adoption. The Company elected this practical expedient package for all lessee and lessor arrangements.

The Company measures the lease liability at the present value of future lease payments, excluding variable payments based on usage or performance, and calculates the present value using implicit rates. Leases with an initial term of twelve months or less are not recorded on the balance sheet.

During the year ended December 31, 2022, the Company entered into nine new finance leases for vehicles with either 48 or 60 month terms, all of which include a purchase option.

January 10, 2022, the Company entered into a five-year finance lease for office equipment which expires on January 31, 2027. There is no purchase option in the lease agreement but the Company controls and obtains substantially all of the benefit from the identified asset.

In December 2021, the Company entered into a new five-year corporate office lease agreement with a commencement date of May 1, 2022. The new monthly rent expense increased to $23,750 for each full calendar month commencing on May 1, 2022 through April 30, 2025 and will increase to $41,572 for each calendar month commencing on May 1, 2025 through April 30, 2027. On March 1, 2022 the Company amended the terms of the lease to incorporate construction of tenant improvements. Should the Company incur additional costs in excess of the landlord improvement allowance, the Company will have the option of paying the expenses at time of possession or amortized over the lease term as additional rent at three percent cost of funds. Rent expense arising from the operating leases totaled approximately $319,000 and $197,000 for the years ended December 31, 2022 and 2021, respectively.

In January 2019, the Company's corporate office lease agreement was amended to extend the term of the lease, with a commencement date of March 1, 2019 and termination date of May 31, 2022. As such, the Company's monthly rent expense increased to approximately $16,000 under this lease.

The right-of-use ("ROU") asset recorded represents the Company's right to use an underlying asset for the lease term and ROU lease liability represents the Company's obligation to make lease payments arising from the lease. Lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term.

Right-of-use assets at December 31, 2022 and 2021 consist of the following (in thousands):

	December 31, 2022	December 31, 2021
Finance Leases	$ 405	$ —
Operating Lease	1,486	—
Total	$ 1,891	$ —

Lease liabilities at December 31, 2022 and 2021 consist of the following (in thousands):

	December 31, 2022	December 31, 2021
Finance Leases	$ 597	$ 341
Operating Lease	1,524	—
Total	$ 2,121	$ 341

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant, and equipment at December 31, 2022 and 2021 consist of the following (in thousands):

	Year Ended December 31,	
	2022	2021
Equipment	55,178	49,859
Office buildings and other structures	54,647	50,264
Transmission and distribution plant	234,218	213,577
Total property, plant, and equipment	344,043	313,700

Depreciation of property, plant and equipment is computed based on the estimated useful lives as follows:

	Useful Lives
Equipment	3 to 30 years
Office buildings and other structures	30 years
Transmission and distribution plant	10 to 50 years

6. ACCOUNTS RECEIVABLE

Accounts receivable as of December 31, 2022 and 2021 consist of the following (in thousands):

	December 31, 2022	December 31, 2021
Billed receivables	$ 2,303	$ 2,126
Less allowance for doubtful accounts	$ (164)	(132)
Accounts receivable – net	$ 2,139	$ 1,994

The following table summarizes the allowance for doubtful accounts activity as of and for the years ended December 31, 2022 and 2021 (in thousands).

	Balance at Beginning of Period	Additions Charged to Expense	Charged to Other Accounts	Write-offs	Balance at End of Period
Allowance for doubtful accounts:					
Year Ended December 31, 2022	$ (132)	$ (99)	$ (8)	$ 75	$ (164)
Year Ended December 31, 2021	$ (205)	$ (27)	$ (10)	$ 110	$ (132)

7. GOODWILL AND INTANGIBLE ASSETS

Goodwill

The goodwill balance was $5.0 million at December 31, 2022. The balance is related to the Turner, Red Rock, Mirabell, Francesca, Tortolita, Lyn Lee, Las Quintas Serenas, Rincon and Twin Hawks acquisitions. As of June 30, 2022, the Company reclassified approximately $0.8 million of goodwill to regulatory assets related to Red Rock Water, Red Rock Wastewater, and Turner Ranches acquisition premiums as a result of Rate Decision No. 78644 (refer to Note 2 - "Regulatory Decision and Related Accounting and Policy Changes" for additional information). There were no indicators of impairment identified as a result of the Company's review of events and circumstances related to its goodwill subsequent to the acquisitions.

Intangible Assets

As of December 31, 2022 and 2021 intangible assets consisted of the following (in thousands):

	December 31, 2022			December 31, 2021		
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
INDEFINITE LIVED INTANGIBLE ASSETS:						
CP Water Certificate of Convenience & Necessity service area	1,532		$ 1,532	$ 1,532		$ 1,532
Intangible trademark	13		13	13		13
Franchise contract rights	132		132	130		130
Organizational costs	87		87	68		68
	1,764		1,764	1,743		1,743
DEFINITE LIVED INTANGIBLE ASSETS:						
Acquired ICFAs	17,978	(14,785)	3,193	17,978	(14,565)	3,413
Sonoran contract rights	7,406	(2,224)	5,182	7,407	(2,224)	5,183
	25,384	(17,009)	8,375	25,385	(16,789)	8,596
Total intangible assets	$ 27,148	$ (17,009)	$ 10,139	$ 27,128	$ (16,789)	$ 10,339

A Certificate of Convenience & Necessity ("CC&N") is a permit issued by the ACC allowing a public service corporation to serve a specified area, and preventing other public service corporations from offering the same services within the specified area. The CP Water CC&N intangible asset was acquired through the acquisition of CP Water Company in 2006. This CC&N permit has no outstanding conditions that would require renewal.

Franchise contract rights and organizational costs relate to our 2018 acquisition of Red Rock. Franchise contract rights are agreements with Pima and Pinal counties that allow the Company to place infrastructure in public right-of-way and permits expected to be renewable indefinitely. The organizational costs represent fees paid to federal or state governments for the privilege of incorporation and expenditures incident to organizing the corporation and preparing it to conduct business.

Acquired ICFAs and contract rights related to our 2005 acquisition of Sonoran Utility Services, LLC assets are amortized when cash is received in proportion to the amount of total cash expected to be received under the underlying agreements. Due to the uncertainty of the timing of when cash will be received under ICFA agreements and contract rights, we cannot reliably estimate when the remaining intangible assets' amortization will be recorded. Amortization in the amount of $0.2 million and $0.8 million was recorded for these balances for the years ended December 31, 2022 and 2021, respectively.

8. TRANSACTIONS WITH RELATED PARTIES

The Company provides medical benefits to our employees through our participation in a pooled plan sponsored by an affiliate of a significant shareholder and director of the Company. Medical claims paid to the plan were approximately $0.9 million and $1.8 million for the years ended December 31, 2022 and 2021, respectively.

Refer to Note 1 — "Description of Business, Basis of Presentation, Corporate Transactions, Significant Accounting Policies, and Recent Accounting Pronouncements — Corporate Transactions — Public Offering of Common Stock" for additional information regarding other related party disclosures.

9. ACCRUED EXPENSES

Accrued expenses at December 31, 2022 and 2021 consist of the following (in thousands):

	December 31, 2022	December 31, 2021
Deferred compensation	$ 818	$ 1,211
Property taxes	1,195	1,238
Accrued project liabilities	1,585	605
Interest	483	492
Dividend payable	593	547
Asset retirement obligation	697	697
Accrued bonus	557	478
Customer prepayments	588	438
Other accrued liabilities	1,540	3,485
Total accrued expenses	$ 8,056	$ 9,191

10. FAIR VALUE

Fair Value of Financial Instruments

FASB ASC 820, *Fair Value Measurement*, establishes a fair value hierarchy that distinguishes between assumptions based on market data (observable inputs) and the Company's assumptions (unobservable inputs). The hierarchy consists of three levels, as follows:

- Level 1 - Quoted market prices in active markets for identical assets or liabilities.

- Level 2 - Inputs other than Level 1 that are either directly or indirectly observable.

- Level 3 - Unobservable inputs developed using the Company's estimates and assumptions, which reflect those that the Company believes market participants would use.

Financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2022 and 2021 were as follows (in thousands):

Asset/Liability Type:	December 31, 2022				December 31, 2021			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
HUF Funds - restricted cash[1]	$ 161	$ —	$ —	$ 161	$ 16	$ —	$ —	$ 16
Demand Deposit[2]	50	—	—	50	135	—	—	135
Certificate of Deposit - Restricted[1]	—	840	—	840	—	790	—	790
Long-term debt[3]	—	103,611	—	103,611	—	125,650	—	125,650
Acquisition Liability[4]	—	—	838	838	—	—	838	838
Total	$ 211	$ 104,451	$ 838	$ 105,500	$ 151	$ 126,440	$ 838	$ 127,429

(1) HUF Funds - restricted cash and Certificate of Deposit - Restricted are presented on the Restricted cash line item of the Company's consolidated balance sheets and are valued at amortized cost, which approximates fair value. The increase was primarily driven by additional funds received in growth areas of several utilities.

(2) Demand Deposit is presented on the Cash and cash equivalents line item of the Company's consolidated balance sheets and is valued at amortized cost, which approximates fair value.

(3) The fair value of our debt was estimated based on interest rates considered available for instruments of similar terms and remaining maturities.

(4) As part of the Red Rock acquisition, the Company is required to pay to the seller a growth premium equal to $750 (not in thousands) for each new account established within three specified growth premium areas, commencing in each area on the date of the first meter installation and ending on the earlier of ten years after such first installation date, or twenty years from the acquisition date. The fair value of the acquisition liability was calculated using a discounted cash flow technique which utilized unobservable inputs developed using the Company's estimates and assumptions. Significant inputs used in the fair value calculation are as follows: year of the first meter installation, total new accounts per year, years to complete full build out, and discount rate.

11. DEBT

The outstanding balances and maturity dates for short-term (including the current portion of long-term debt) and long-term debt as of December 31, 2022 and 2021 are as follows (in thousands):

	December 31, 2022		December 31, 2021	
	Short-term	Long-term	Short-term	Long-term
BONDS AND NOTES PAYABLE -				
4.380% Series A 2016, maturing June 2028	—	28,750	$ —	$ 28,750
4.580% Series B 2016, maturing June 2036	3,833	76,667	3,833	80,500
	3,833	105,417	3,833	109,250
OTHER				
Debt issuance costs	—	(472)	—	(516)
Total debt	$ 3,833	$ 104,945	$ 3,833	$ 108,734

2016 Senior Secured Notes

On June 24, 2016, the Company issued two series of senior secured notes with an aggregate total principal balance of $115.0 million at a blended interest rate of 4.55%. Series A carries a principal balance of $28.8 million and bears an interest rate of 4.38% over a twelve-year term, with the principal payment due on June 15, 2028. Series B carries a principal balance of $80.5 million and bears an interest rate of 4.58% over a 20-year term. Series B was interest only for the first five years, with $1.9 million principal payments paid semiannually thereafter beginning December 2021. The senior secured notes are collateralized by a security interest in the Company's equity interest in its subsidiaries, including all payments representing profits and qualifying distributions. Debt issuance costs totaled $0.5 million as of both December 31, 2022 and 2021.

The senior secured notes require the Company to maintain a debt service coverage ratio of consolidated EBITDA to consolidated debt service of at least 1.10 to 1.00. Consolidated EBITDA is calculated as net income plus depreciation and amortization, taxes, interest and other non-cash charges net of non-cash income. Consolidated debt service is calculated as interest expense, principal payments, and dividend or stock repurchases. The senior secured notes also contain a provision limiting the payment of dividends if the Company falls below a debt service ratio of 1.25. However, for the quarter ended June 30, 2021 through the quarter ending March 31, 2024, the debt service ratio drops to 1.20. The debt service ratio increases to 1.25 for any fiscal quarter during the period from and after June 30, 2024. As of December 31, 2022, the Company was in compliance with its financial debt covenants.

Revolving Credit Line

On April 30, 2020, the Company entered into an agreement with The Northern Trust Company, an Illinois banking corporation (the "Northern Trust Loan Agreement"), for a two-year revolving line of credit initially up to $10.0 million with an initial maturity date of April 30, 2022. This credit facility, which may be used to refinance existing indebtedness, to acquire assets to use in and/or expand the Company's business, and for general corporate purposes, initially bore an interest rate equal to London Interbank Offered Rate (LIBOR) plus 2.00% and has no unused line fee. On April 30, 2021, the Company and The Northern Trust Company entered into an amendment to the Northern Trust Loan Agreement pursuant to which, among other things, the maturity date for the Company's revolving credit line was extended from April 30, 2022 to April 30, 2024. As of December 31, 2022, the Company had no outstanding borrowings under this credit line. There were $9,812 and $17,191 unamortized debt issuance costs as of December 31, 2022 and December 31, 2021, respectively.

The Northern Trust Loan Agreement requires the Company to maintain a debt service coverage ratio of consolidated EBITDA to consolidated debt service of at least 1.10 to 1.00. The Northern Trust Loan Agreement also contains a provision limiting the payment of dividends if the Company falls below a debt service ratio of 1.25. However, for the quarter ending June 30, 2021 through the quarter ending March 31, 2024, the ratio drops to 1.20. As of December 31, 2022, the Company was in compliance with its financial debt covenants.

On July 26, 2022, the Company and The Northern Trust Company entered into the second amendment (the "Second Modification Agreement") to the Northern Trust Loan Agreement, which, among other things, further extended the scheduled maturity date for the revolving line of credit from April 30, 2024 to July 1, 2024, increased the maximum principal amount available for borrowing from $10.0 million to $15.0 million, and replaced the LIBOR interest rate provisions with provisions based on the Secured Overnight Financing Rate (SOFR).

In 2020, Accounting Standards Update (ASU) 2020-04 was issued establishing ASC 848, Reference Rate Reform, and in 2021 ASU 2021-01 was issued, Reference Rate Reform (Topic 848): Scope (collectively, ASC 848). ASC 848 contains practical expedients for reference rate reform related activities that impact debt, leases, derivatives and other contracts. The guidance in ASC 848 is optional and may be elected over time as reference rate reform activities occur. In 2022, ASU 2022-06 was issued, Deferral of the Sunset Date of Topic 848 (ASU 2022-06), to defer the sunset date of ASC 848 to December 31, 2024. ASU 2022-06 is effective immediately for all companies. The Company continues to evaluate the impact of ASC 848.

At December 31, 2022, the remaining aggregate annual maturities of debt and minimum lease payments under finance lease obligations are as follows (in thousands):

	Debt		Finance Lease Obligations	
2023	$	3,789	$	200
2024		3,789		159
2025		3,789		135
2026		3,789		94
2027		3,789		9
Thereafter		89,833		—
Subtotal		108,778		597
Less: amount representing interest		—		—
Total	$	108,778	$	597

12. INCOME TAXES

The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2022 and December 31, 2021, the Company did not have any valuation allowances or unrecognized tax benefits.

The income tax expense from continuing operations for the years ended December 31, 2022 and 2021 is comprised of the following (in thousands):

| | 2022 | | |
	Federal	State	Total
Current income tax expense (benefit)	$ (1,551)	$ (252)	$ (1,803)
Deferred income tax expense (benefit)	$ 2,265	$ 472	$ 2,737
Income tax expense	$ 714	$ 220	$ 934

| | 2021 | | |
	Federal	State	Total
Current income tax expense (benefit)	$ 1,142	$ 257	$ 1,399
Deferred income tax expense (benefit)	(215)	(34)	$ (249)
Income tax expense	$ 927	$ 223	$ 1,150

ASC 740, *Income Taxes*, prescribes the method to determine whether a deferred tax asset is realizable and significant weight is given to evidence that it can be objectively verified. As of December 31, 2022 and 2021, the Company recorded no valuation allowance.

The following table summarizes the Company's temporary differences between book and tax accounting that give rise to the deferred tax assets and deferred tax liabilities, as of December 31, 2022 and 2021 (in thousands):

	December 31, 2022	December 31, 2021
DEFERRED TAX ASSETS:		
Taxable meter deposits	7	$ 19
Net operating loss carry forwards	3,623	—
Balterra intangible asset acquisition	224	224
Deferred gain on ICFA funds received	5,216	4,734
AIAC	4,099	3,899
Other	1,539	1,231
Total deferred tax assets	14,708	10,107
Net deferred tax asset	14,708	10,107
DEFERRED TAX LIABILITIES:		
Regulatory liability	(243)	(257)
CP Water intangible asset acquisition	(381)	(381)
ICFA intangible asset	(625)	(641)
Property, plant and equipment	(17,936)	(10,962)
Gain on condemnation of Valencia	(81)	(222)
Other Liabilities	(1,391)	(913)
Total deferred tax liabilities	(20,657)	(13,376)
Net deferred tax liability	$ (5,949)	$ (3,269)

As of December 31, 2022, we have approximately $14.6 million remaining net operating loss ("NOL") carry forwards.

The Company had a regulatory asset of $3.2 million and $2.3 million at December 31, 2022 and December 31, 2021, respectively, related to the 2017 Federal Tax Cuts and Jobs Act (the "TCJA") signed into law on December 22, 2017. The regulatory liability of $0.8 million at December 31, 2021 was reversed as of June 30, 2022 due to Rate Decision No. 78664. The reversal was recorded as a reduction to income tax expense for approximately $0.7 million, and a reduction to interest expense for approximately $0.1 million. Refer to Note 2 - "Regulatory Decision and Related Accounting Policy and Changes."

The effective tax rates for the years ended December 31, 2022 and 2021 were 14.3% and 24.2%, respectively. The effective tax rate for the year ended December 31, 2022 was lower than the federal statutory rate of 21% primarily due to the TCJA reversal, state income taxes, share based compensation, and IRC Section 4534 interest.

On November 15, 2021, the Infrastructure Investment and Jobs Act was signed into law and became Public Law No. 117-58, which excludes AIAC and CIAC for regulated water and sewage disposal facility companies from income under IRC Section 118, effective January 1, 2021.

13. DEFERRED COMPENSATION AWARDS

Stock-based compensation

Stock-based compensation related to option awards is measured based on the fair value of the award. The fair value of stock option awards is determined using a Black-Scholes option-pricing model. We recognize compensation expense associated with the options over the vesting period.

2017 stock option grant

In August 2017, GWRI's Board of Directors granted stock options to acquire 465,000 shares of GWRI's common stock to employees throughout the Company. The options were granted with an exercise price of $9.40, the market price of the Company's common shares on the NASDAQ Global Market at the close of business on August 10, 2017. The options vested over a four-year period, with 25% having vested in August 2018, 25% having vested in August 2019, 25% having vested in August 2020, and 25% vesting in August 2021. The options have a 10-year life. The Company expensed the $1.1 million fair value of the stock option grant ratably over the four-year vesting period. Stock-based compensation expense of $0.0 million and $0.2 million was recorded for years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, 46,370 options have been exercised and 100,309 options have been forfeited with 318,321 outstanding.

2019 stock option grant

In August 2019, GWRI's Board of directors granted stock options to acquire 250,000 shares of GWRI's common stock to employees throughout the Company. The options were granted with an exercise price of $11.26, the market price of the Company's common shares on the NASDAQ Global Market at the close of business on August 13, 2019. The options vest over a four-year period, with 25% having vested in August 2020, 25% having vested in August 2021, 25% having vested in August 2022, and 25% vesting in August 2023. The options have a 10-year life. The Company will expense the $0.8 million fair value of the stock option grant ratably over the four-year vesting period. Stock-based compensation expense of $0.2 million was recorded for both years ended December 31, 2022 and 2021. As of December 31, 2022, 11,251 options have been exercised and 39,090 options have been forfeited with 199,659 outstanding.

A summary of stock option activity is as follows (in thousands, except option prices and years):

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Options Outstanding at December 31, 2020	626	$ 10.12	7.3	2,683.6
Options Vested at December 31, 2020	348	$ 9.72	7.0	1,629.7
Granted	—			
Exercised	$ (87)	$ 9.95		
Forfeited	$ (18)	$ 11.17		
Options Outstanding at December 31, 2021	$ 520	$ 10.12	6.6	3,635.4
Options Vested at December 31, 2021	$ 420	$ 9.84	6.2	3,050.9
Granted	$ —			
Exercised	$ (2)	$ 9.61		
Forfeited	$ —			
Options Outstanding at December 31, 2022	$ 518	$ 10.12	5.4	1,638.4
Options Vested at December 31, 2022	$ 468	$ 10.00	5.3	1,537.6

Phantom stock/Restricted stock units compensation

The following table details total awards granted and the number of units outstanding as of December 31, 2022 along with the amounts paid to holders of the phantom stock units ("PSUs") and/or restricted stock units ("RSUs") for the years ended December 31, 2022 and 2021 (in thousands, except unit amounts):

			Amounts Paid For the Year Ended December 31,	
Grant Date	Units Granted	Units Outstanding	2022	2021
Q1 2018	30,907	—	$ —	$ 39
Q1 2019	32,190	—	45	180
Q1 2020	22,481	1,824	108	125
Q1 2021[1]	27,403	11,155	132	118
Q1 2022[1]	22,262	16,697	79	—
Total	135,243	29,676	$ 364	$ 462

(1) Pursuant to the Global Water Resources, Inc. 2020 Omnibus Incentive Plan, effective May 7, 2020, long-term incentive awards are no longer granted in the form of PSUs and are granted as RSUs instead.

Stock appreciation rights compensation

The following table details the recipients of the stock appreciation rights ("SARs") awards, the grant date, units granted, exercise price, outstanding units as of December 31, 2022 and amounts paid during the years ended December 31, 2022 and 2021 (in thousands, except unit and per unit amounts):

Recipients	Grant Date	Units Granted	Exercise Price	Units Outstanding	Amounts Paid For the Year Ended December 31, 2022	Amounts Paid For the Year Ended December 31, 2021
Members of Management (1)(2)	Q1 2015	299,000	$ 4.26	65,500	$ 62	$ 269
Members of Management (1)(3)	Q3 2017	103,000	$ 9.40	17,000	—	321
Members of Management (1)(4)	Q1 2018	33,000	$ 8.99	8,250	—	189
Total		735,000		90,750	$ 62	$ 779

(1) The SARs vest ratably over 16 quarters from the grant date.
(2) The exercise price was determined to be the fair market value of one share of GWRC stock on the grant date of February 11, 2015.
(3) The exercise price was determined to be the fair market value of one share of GWRI stock on the grant date of August 10, 2017.
(4) The exercise price was determined to be the fair market value of one share of GWRI stock on the grant date of March 12, 2018.

For the twelve months ended December 31, 2022 and 2021, the Company recorded approximately $0.04 million and $1.1 million of compensation expense related to the PSUs/RSUs and SARs, respectively. These are liability awards, so when the stock price decreases, cumulative compensation expense is reduced, which can lead to negative compensation in a given period. Based on GWRI's closing share price on December 30, 2022 (the last trading date of the year), deferred compensation expense to be recognized over future periods is estimated for the years ending December 31 as follows (in thousands):

	PSUs	SARs
2023	241	—
2024	99	—
Total	340	—

Restricted stock compensation

On May 7, 2020, the Company's stockholders approved the Global Water Resources, Inc. 2020 Omnibus Incentive Plan which allows restricted stock awards as a form of compensation. A restricted stock award ("RSA") represents the right to receive a share of the Company's common stock. RSAs vest over two to three years, beginning on the date of the grant. The Company assumes that forfeitures will be minimal and recognizes forfeitures as they occur, which results in a reduction in compensation expense. During the year ended December 31, 2022, 87,000 RSAs were issued. The Company recorded approximately $1.3 million of compensation expense related to the grant and partial vesting of RSAs for the year ended December 31, 2022. During the year ended December 31, 2021, 177,490 RSAs were issued. The Company recorded approximately $1.2 million of compensation expense related to the grant and partial vesting of RSAs for the year ended December 31, 2021. The following table summarizes the RSA transactions for the year ended December 31, 2022:

	Number of RSAs	Weighted Average Fair Value
Nonvested RSAs at the beginning of period	225,664	$ 14.89
Granted	87,000	16.53
Vested	69,224	13.83
Forfeited	50,972	14.02
Nonvested RSAs at the end of period	192,468	$ 15.57

14. SUPPLEMENTAL CASH FLOW INFORMATION

The following is supplemental cash flow information for the years ended December 31, 2022 and 2021 (in thousands):

	For the Year Ended December 31,		
	2022		2021
Supplemental cash flow information:			
Cash paid for interest	$ 11,355	$	5,226
Cash paid for taxes	$ 1,589	$	1,613
Non-cash financing and investing activities:			
Capital expenditures included in accounts payable and accrued liabilities	$ 158	$	—

15. COMMITMENTS AND CONTINGENCIES

Commitments

The Company has operating and finance leases for vehicles, office equipment, and office space. Refer to Note 4 – "Leases" for additional information.

On October 16, 2018, the Company completed the acquisition of Red Rock, an operator of a water and a wastewater utility with service areas in the Pima and Pinal counties of Arizona. Under the terms of the purchase agreement, the Company is obligated to pay to the seller a growth premium equal to $750 for each new account established within three specified growth premium areas, commencing in each area on the date of the first meter installation and ending on the earlier of ten years after such first installation date or twenty years from the acquisition date. As of December 31, 2022, no meters have been installed and no accounts have been established in any of the three growth premium areas.

Contingencies

From time to time, in the ordinary course of business, the Company may be subject to pending or threatened lawsuits in which claims for monetary damages are asserted. Management is not aware of any legal proceeding of which the ultimate resolution could materially affect our financial position, results of operations, or cash flows.

16. SUBSEQUENT EVENT

The Company has evaluated subsequent events through March 8, 2023, which is the date the financial statements was available to be issued and also the filing date. There are no other subsequent events that require disclosure, except for the following:

Acquisition of Farmers Water Co.

On February 1, 2023, the Company acquired all of the equity of Farmers Water Co., an operator of a water utility with service area in Pima County, Arizona, for a total consideration of $6.2 million. The acquisition added approximately 3,300 active water service connections and approximately 21.5 square miles of CC&N service area in Sahuarita, Arizona and the surrounding unincorporated area of Pima County. The acquisition was accounted for as a business combination under ASC 805, "Business Combinations." The purchase price will be allocated to the acquired utility assets and liabilities assumed based on the seller's book value at acquisition as the historical cost of these assets and liabilities will be the amount the amounts that will continue to be reflected in customer rates. The initial accounting for the business combination is incomplete at this time due to the close proximity of the acquisition close date to the issuance date of these consolidate financial statements.

Under the terms of the purchase agreement, the Company is obligated to pay the seller a growth premium equal to $1,000 for each new account established in the service area, up to a total aggregate growth premium of $3.5 million. The obligation period of the growth premium commences on the closing date of the acquisition and ends ten years after the first new account for residential purposes is established or ten years after the date of closing if a new account has not been established.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, reviewed and evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Form 10-K. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2022, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under this framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

This Form 10-K does not include an attestation report of our registered public accounting firm because, as a smaller reporting company and non-accelerated filer, our registered public accounting firm is not required to issue such an attestation report.

Changes in Internal Control over Financial Reporting

There was no material change in our internal control over financial reporting (as such term is defined under Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the fiscal quarter ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

**PART III**

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item 10 will be included under the following captions in our definitive proxy statement relating to our 2023 annual meeting of stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended December 31, 2022 (the "Proxy Statement") and is incorporated herein by reference: "Proposal One: Election of Directors", "Executive Officers", "Other Matters—Delinquent Section 16(a) Reports", "Other Matters—Code of Ethical Business Conduct", and "Corporate Governance—Board and Committee Information".

ITEM 11.   EXECUTIVE COMPENSATION

We are a smaller reporting company as defined in the Exchange Act and are not required to provide certain disclosures regarding executive compensation required of certain larger public companies.

The information required by this Item 11 will be included under the following captions in our Proxy Statement and is incorporated herein by reference: "Corporate Governance—Compensation of Directors" and "Executive Compensation".

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item 12 will be included under the following captions in our Proxy Statement and is incorporated herein by reference: "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information".

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item 13 will be included under the following captions in our Proxy Statement and is incorporated herein by reference: "Corporate Governance—Independence of Directors" and "Certain Relationships and Related Transactions".

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 will be included under the following caption in our Proxy Statement and is incorporated herein by reference: "Audit Matters—Independent Auditor's Fees".

**PART IV**

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Financial Statements and Financial Statement Schedules.

Our consolidated financial statements are included in Part II, Item 8 of this report. All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are included in the consolidated financial statements, including the notes thereto, or are inapplicable, and therefore have been omitted.

(b) Exhibit

See Exhibit Index.

Exhibit Number	Description of Exhibit	Method of Filing
2.1.1	Arrangement Agreement	Incorporated by reference to Exhibit 2.1 of the Company's Registration Statement on Form S-1 (File No. 333-209025) filed with the SEC on January 19, 2016
2.1.2	Plan of Arrangement	Incorporated by reference to Exhibit 2.1.2 of Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-209025) filed with the SEC on April 13, 2016
3.1	Second Amended and Restated Certificate of Incorporation of Global Water Resources, Inc.	Incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed with the SEC on May 4, 2016
3.2	Amended and Restated Bylaws of Global Water Resources, Inc.	Incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K filed with the SEC on May 4, 2016
4.1	Form of Common Stock Certificate	Incorporated by reference to Exhibit 4.1 of Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-209025) filed with the SEC on April 26, 2016
4.2	Form of 4.38% Senior Secured Notes, Series A due on June 15, 2028	Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on June 28, 2016
4.3	Form of 4.58% Senior Secured Notes, Series B due on December 15, 2036	Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC on June 28, 2016
4.4	Description of Company's securities	Incorporated by reference to Exhibit 4.4 to the Company's Annual Report on Form 10-K filed with the SEC on March 5, 2020.
10.1	Settlement Agreement for Stipulated Condemnation with the City of Buckeye, Arizona, dated March 19, 2015	Incorporated by reference to Exhibit 10.1 of the Company's Registration Statement on Form S-1 (File No. 333-209025) filed with the SEC on January 19, 2016
10.2	License Agreement with City of Maricopa, Arizona, dated November 9, 2006	Incorporated by reference to Exhibit 10.2 of the Company's Registration Statement on Form S-1 (File No. 333-209025) filed with the SEC on January 19, 2016
10.3	Employment Agreement with Ron Fleming, dated May 4, 2021*	Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed with the SEC on May 6, 2021
10.4	Employment Agreement with Michael J. Liebman, dated May 4, 2021*	Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q filed with the SEC on May 6, 2021
10.5	Employment Agreement with Christopher D. Krygier, dated May 4, 2021*	Incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q filed with the SEC on May 6, 2021
10.6	Infrastructure Coordination Agreement with Pecan Valley Investments, LLC, dated January 28, 2004	Incorporated by reference to Exhibit 10.5 of the Company's Registration Statement on Form S-1 (File No. 333-209025) filed with the SEC on January 19, 2016
10.7	Infrastructure Coordination Agreement with JNAN, LLC, dated July 1, 2004	Incorporated by reference to Exhibit 10.6 of the Company's Registration Statement on Form S-1 (File No. 333-209025) filed with the SEC on January 19, 2016
10.8	Infrastructure Coordination and Finance Agreement with Dana B. Byron and Jamie Maccallum, dated July 21, 2006	Incorporated by reference to Exhibit 10.7 of the Company's Registration Statement on Form S-1 (File No. 333-209025) filed with the SEC on January 19, 2016
10.9	Infrastructure Coordination and Finance Agreement with The Orchard at Picacho, LLC, dated January 8, 2008	Incorporated by reference to Exhibit 10.8 of the Company's Registration Statement on Form S-1 (File No. 333-209025) filed with the SEC on January 19, 2016
10.10	Infrastructure Coordination, Finance and Option Agreement with Sierra Negra Ranch, LLC, dated July 10, 2006	Incorporated by reference to Exhibit 10.9 of the Company's Registration Statement on Form S-1 (File No. 333-209025) filed with the SEC on January 19, 2016
10.11	Infrastructure Coordination and Finance Agreement, dated December 20, 2007	Incorporated by reference to Exhibit 10.10 of the Company's Registration Statement on Form S-1 (File No. 333-209025) filed with the SEC on January 19, 2016
10.12.1	GWR Global Water Resources Corp. Stock Option Plan*	Incorporated by reference to Exhibit 10.17.1 of the Company's Registration Statement on Form S-1 (File No. 333-209025) filed with the SEC on January 19, 2016
10.12.2	First Amendment to GWR Global Water Resources Corp. Stock Option Plan, dated September 12, 2012*	Incorporated by reference to Exhibit 10.17.2 of the Company's Registration Statement on Form S-1 (File No. 333-209025) filed with the SEC on January 19, 2016

Exhibit Number	Description of Exhibit	Method of Filing
10.12.3	Second Amendment to GWR Global Water Resources Corp. Stock Option Plan*	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on May 4, 2016
10.12.4	Third Amended to Global Water Resources, Inc. Stock Option Plan*	Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the SEC on March 13, 2018
10.13.1	Employment Agreement with Joanne Ellsworth, dated November 9, 2021*	Filed herewith
10.13.1	Global Water Resources, Inc. First Amended and Restated Stock Appreciation Rights Plan, dated March 23, 2015*	Incorporated by reference to Exhibit 10.18 of the Company's Registration Statement on Form S-1 (File No. 333-209025) filed with the SEC on January 19, 2016
10.13.2	Amendment to Global Water Resources, Inc. First Amended and Restated Stock Appreciation Rights Plan*	Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the SEC on May 4, 2016
10.14.1	Global Water Resources, Inc. Deferred Phantom Stock Unit Plan, dated January 1, 2011*	Incorporated by reference to Exhibit 10.19 of the Company's Registration Statement on Form S-1 (File No. 333-209025) filed with the SEC on January 19, 2016
10.14.2	Amendment to Global Water Resources, Inc. Deferred Phantom Stock Unit Plan*	Incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed with the SEC on May 4, 2016
10.14.3	Second Amendment to Global Water Resources, Inc. Deferred Phantom Stock Unit Plan*	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on August 8, 2017
10.14.4	Third Amendment to Global Water Resources, Inc. Deferred Phantom Stock Unit Plan*	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on December 6, 2017
10.14.5	Fourth Amendment to Global Water Resources, Inc. Deferred Phantom Stock Unit Plan*	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on March 13, 2018
10.15.1	Global Water Resources, Inc. Phantom Stock Unit Plan, dated May 1, 2015*	Incorporated by reference to Exhibit 10.20 of the Company's Registration Statement on Form S-1 (File No. 333-209025) filed with the SEC on January 19, 2016
10.15.2	Amendment to Global Water Resources, Inc. Phantom Stock Unit Plan*	Incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K filed with the SEC on May 4, 2016
10.16.1	GWR Global Water Resources Corp. Deferred Phantom Stock Unit Plan, dated January 1, 2011*	Incorporated by reference to Exhibit 10.21 of the Company's Registration Statement on Form S-1 (File No. 333-209025) filed with the SEC on January 19, 2016
10.16.2	Amendment to GWR Global Water Resources Corp. Deferred Phantom Stock Unit Plan*	Incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K filed with the SEC on May 4, 2016
10.17	Securities Purchase Agreement, dated June 5, 2013	Incorporated by reference to Exhibit 10.22 of Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-209025) filed with the SEC on March 17, 2016
10.18	Amended and Restated Agreement, dated September 10, 2019, by and among certain wholly-owned subsidiaries of Global Water Resources, Inc. and Global Water Management, LLC	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on September 12, 2019
10.19.1	Note Purchase Agreement, dated as of May 20, 2016, by and among Global Water Resources, Inc. and certain Initial Purchasers	Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 26, 2016
10.19.2	Amendment No. 1 to Note Purchase Agreement, dated December 19, 2017, by and among Global Water Resources, Inc. and the noteholders party thereto	Incorporated by reference to Exhibit 10.1 of the Company's Current Report Form 8-K filed with the SEC on December 22, 2017
10.19.3	Amendment No. 2 to Note Purchase Agreement dated May 20, 2016 and Amendment No. 1 to Security Agreements dated as of June 24, 2016, dated April 18, 2018, by and among Global Water Resources, Inc., Global Water, LLC, West Maricopa Combine, LLC, U.S. Bank, National Association, as collateral agent, and the noteholders party thereto	Incorporated by reference to Exhibit 10.7 of the Company's Current Report on Form 8-K filed with the SEC on April 25, 2018
10.20	Guaranty Agreement, dated as of June 24, 2016, by Global Water, LLC	Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on June 28, 2016
10.21	Guaranty Agreement, dated as of June 24, 2016, by West Maricopa Combine, Inc.	Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on June 28, 2016
10.22	Pledge and Security Agreement, dated as of June 24, 2016, by and between Global Water Resources, Inc. and U.S. Bank National Association, as collateral agent	Incorporated by reference to the Exhibit 10.4 to Company's Current Report on Form 8-K filed with the SEC on June 28, 2016

Exhibit Number	Description of Exhibit	Method of Filing
10.23	Pledge and Security Agreement, dated as of June 24, 2016, by and between Global Water, LLC and U.S. Bank National Association, as collateral agent	Incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the SEC on June 28, 2016
10.24	Pledge and Security Agreement, dated as of June 24, 2016, by and between West Maricopa Combine, Inc. and U.S. Bank National Association, as collateral agent	Incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed with the SEC on June 28, 2016
10.25	Standstill Agreement, dated March 19, 2021, by and among Global Water Resources, Inc., Levine Investments Limited Partnerships, William S. Levine, Jonathan L. Levine, and Andrew M. Cohn	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on March 24, 2021
10.26	Global Water Resources, Inc. 2018 Stock Option Plan*	Incorporated by reference to Annex A to the Company's Definitive Proxy Statement on Schedule 14A filed with the SEC on April 6, 2018
10.27	Global Water Resources, Inc. 2020 Omnibus Incentive Plan*	Incorporated by reference to Exhibit 10.10 of the Company's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2020
10.28	Loan Agreement, dated April 30, 2020, by and between Global Water Resources, Inc. and The Northern Trust Company	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed May 6, 2020
10.29	Guaranty Agreement, dated as of April 30, 2020, by Global Water, LLC	Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed May 6, 2020
10.30	Guaranty Agreement, dated as of April 30, 2020, by West Maricopa Combine, LLC	Incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed May 6, 2020
10.31	Pledge and Security Agreement, dated as of April 30, 2020, by and between Global Water Resources, Inc. and U.S. Bank National Association, as collateral agent	Incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K filed May 6, 2020
10.32	Pledge and Security Agreement, dated as of April 30, 2020, by and between Global Water LLC and U.S. Bank National Association, as collateral agent	Incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K filed May 6, 2020
10.33	Pledge and Security Agreement, dated as of April 30, 2020, by and between West Maricopa Combine, LLC and U.S. Bank National Association, as collateral agent	Incorporated by reference to Exhibit 10.6 of the Company's Current Report on Form 8-K filed May 6, 2020
10.34	Restricted Stock Agreement with Ron L. Fleming, dated May 8, 2020*	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed May 8, 2020
10.35	Restricted Stock Agreement with Michael J. Liebman, dated May 8, 2020*	Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed May 8, 2020
10.36	Form of Restricted Stock Agreement*	Incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed May 8, 2020
10.37	Modification Agreement dated April 30, 2021, by and between Global Water Resources, Inc. and The Northern Trust Company	Incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q filed with the SEC on May 6, 2021
10.38	Guaranty Agreement, dated as of April 30, 2021, by Global Water Holdings, Inc.	Incorporated by reference to Exhibit 10.6 of the Company's Quarterly Report on Form 10-Q filed with the SEC on May 6, 2021
10.39	Pledge and Security Agreement, dated as of April 30, 2021, by and between Global Water Holdings, Inc. and The Northern Trust Company	Incorporated by reference to Exhibit 10.7 of the Company's Quarterly Report on Form 10-Q filed with the SEC on May 6, 2021
10.40	Second Modification Agreement, dated July 26, 2022 by and between Global Water Resources, Inc. and The Northern Trust	Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed July 27, 2022.
14.1	Code of Ethics	Incorporated by reference to Exhibit 14.1 of the Company's Current Report on Form 8-K filed with the SEC on May 4, 2016
21.1	Subsidiaries of Global Water Resources, Inc.	Filed herewith
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm	Filed herewith
24.1	Power of Attorney	See signature page hereto
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer	Filed herewith
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer	Filed herewith
32.1	Section 1350 Certification of Chief Executive Officer and Chief Financial Officer	Furnished herewith

Exhibit Number	Description of Exhibit	Method of Filing
99.1	Arizona Corporation Commission Decision No. 74364	Incorporated by reference to Exhibit 99.1 of the Company's Registration Statement on Form S-1 (File No. 333-209025) filed with the SEC on January 19, 2016
99.1	Arizona Corporation Commission Decision No. 78644	Incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed with the SEC on July 14, 2022
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document	Filed herewith
101.SCH	Inline XBRL Taxonomy Extension Schema Document	Filed herewith
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	Filed herewith
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	Filed herewith
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	Filed herewith
101. PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	Filed herewith
104	Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101)	Filed herewith

* Management contract or compensatory plan or arrangement.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Water Resources, Inc.

Date: March 8, 2023	By:	/s/ Ron L. Fleming
		Ron L. Fleming
		President, Chief Executive Officer and Chairman of the Board

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ron L. Fleming and Michael J. Liebman, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he or she might or could do in person hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Ron L. Fleming	President, Chief Executive Officer, and Chairman of the Board	March 8, 2023
Ron L. Fleming	(Principal Executive Officer)	
/s/ Michael J. Liebman	Chief Financial Officer and Corporate Secretary	March 8, 2023
Michael J. Liebman	(Principal Financial and Accounting Officer)	
/s/ Jonathan L. Levine	Director	March 8, 2023
Jonathan L. Levine		
/s/ Richard M. Alexander	Lead Independent Director	March 8, 2023
Richard M. Alexander		
/s/ Andrew M. Cohn	Director	March 8, 2023
Andrew M. Cohn		
/s/ Debra Coy	Director	March 8, 2023
Debra Coy		
/s/ Brett Huckelbridge	Director	March 8, 2023
Brett Huckelbridge		
/s/ David Rousseau	Director	March 8, 2023
David Rousseau		

BOARD OF DIRECTORS

Ron L. Fleming
Chairman of the Board,
President, and Chief Executive Officer
Phoenix, Arizona, USA

Richard M. Alexander
Lead Independent Director
Calgary, Alberta, Canada

Debra G. Coy
Director
Fulton, Maryland, USA

Brett Huckelbridge
Director
Phoenix, Arizona, USA

David Rousseau
Director
Phoenix, Arizona, USA

Jonathan L. Levine
Director
Phoenix, Arizona, USA

Andrew M. Cohn
Director
Phoenix, Arizona, USA

EXECUTIVE OFFICERS & SENIOR MANAGEMENT

Ron L. Fleming
President, Chief Executive Officer and Chairman of the Board

Mike Liebman
Senior Vice President and Chief Financial Officer

Christopher D. Krygier
Chief Operating Officer

Joanne Ellsworth
Executive Vice President of Corporate Affairs

Jake Lenderking
Senior Vice President, Water Resources

Steven Brill
Vice President, IT Operations and Security

Jonathan C. Corwin
Vice President and General Manager

Jason Thuneman
Vice President, Project Management Office

Suzanne ("Shelley") Kitts
Vice President and Controller

INVESTOR INFORMATION

Ronald Both
CMA Investor Relations
949.432.7566
GWRS@cma.team

Stock Exchange Listings
NASDAQ
Stock symbol: GWRS

Transfer Agent & Registrar
Continental Stock Transfer & Trust
1 State Street, 30th Floor
New York, NY 10004

Global Water Resources, Inc.
21410 N 19th Avenue, Suite 220
Phoenix, AZ 85027 USA
GWResources.com